UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 19 August 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Media Release



GOLD FIELDS

UNAUDITED RESULTS
SIX MONTHS ENDED 30 JUNE 2021



SALIENT FEATURES

US$180 million
free cash flow*

US$399 million
free cash flow from operations

1.104 million
ounces of attributable gold production

US$1,274
per ounce of all-in cost

US$1,093
per ounce of all-in sustaining costs

* Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares.

STATEMENT BY NEWLY APPOINTED CEO OF GOLD FIELDS, CHRIS GRIFFITH

H1 2021

The past four and a half months as the new CEO has been an interesting one. Living in the current COVID-19 world means the majority of my interactions with my team and the operations has been virtual. But, we have achieved a lot in these past months. Firstly, the operations have had a good six months, despite the ongoing challenges presented by the pandemic. We continue to deliver the higher gold price to the bottom line, with a further increase in normalised earnings. Despite the ramp up in project capex at Salares Norte, the business has generated strong free cash flow in H1 2021. We maintain both our production and cost guidance for the full year and expect to have a strong H2 2021.

We also want to pay tribute to Vumile Mgcine, our colleague at South Deep, who we lost in a mining incident in April of this year. There is no more tragic reminder of the overriding importance of safety at our mines than the death of a colleague. This year we also lost 15 colleagues (as at 6 August 2021) to COVID-19 in South Africa and Peru. Our heartfelt condolences go out to the families, friends and colleagues of all the colleagues we have lost.

A large part of my time in recent months has been focused on interrogating the strategy of the Company. I'm pleased to say, that, as I anticipated, the business is in a strong position. We have a solid production profile above 2Moz a year for the next decade. However, during that time we anticipate that our annual production will grow to 2.7Moz by 2024 before declining as some of our mines come to the end of their lives. We believe that we must now start looking at ways of preserving the value we have created beyond 2024.

We will maintain our current strategic focus on a portfolio of quality assets in good geographical and political jurisdictions, growing our Mineral Reserve and Resource base, as well as focusing on value creation and capital discipline. This strategy has worked well for us over the past number of years.

In addition we will increase our efforts to maximise the value potential from our existing assets and organic growth options, work to increase the value and quality of our portfolio of assets and build on our leading commitment to Environmental, Social, Governance (ESG). This may entail value-accretive acquisition opportunities to enhance our pipeline of projects as well as in-production assets to expand our current production base beyond 2030.

Our work on these strategic focus areas will continue in the coming months and we will provide a more holistic strategic view at the appropriate time.

JOHANNESBURG, 19 August 2021: Gold Fields Limited (NYSE & JSE: GFI) today announced profit attributable to owners of the parent for the six months to 30 June 2021 of US$387m (US$0.44 per share). This compared with profit of US$156m (US$0.18 per share) for the six months to 30 June 2020. Normalised profit of US$431m for the six months to 30 June 2021 compared with profit of US$323m for the six months to 30 June 2020.

An interim dividend of 210 SA cents per share (gross) is payable on 13 September 2021.

COVID-19 update

While the impact of the COVID-19 pandemic on our operational performance has been relatively limited, the impact on our workforce has been devastating, particularly amid the so-called third wave of the pandemic and the spread of new variants of the virus in Q2 2021. So far this year (as at 6 August 2021), we have recorded 13 deaths among our workforce at South Deep in South Africa and two in Peru. This brings the total number of COVID-19 related deaths in the Company to 18 since the beginning of the pandemic in early 2020.

Critically, we are seeking to accelerate COVID-19 vaccination among our workforce and are collaborating closely with our host governments in doing so. South Deep and Salares Norte have been the most successful to date. As at 10 August, almost 74% of employees and 80% of contractors, over 3,200 people, received their first dose of the Pfizer vaccine at South Deep, while at Salares Norte 98% of employees and contractors have been vaccinated as part of government's vaccination campaign. At our other operations, the roll-out of vaccines has been slower in line with host government programmes.

Apart from the vaccination campaigns, we continue to support our workforce through, amongst others, educational awareness programmes, implementing stringent safety protocols, rapid testing and offering medical assistance if employees contract the virus. Since the beginning of the pandemic, Gold Fields has undertaken almost 127,000 tests among its 20,000 strong workforce. To date we have had 4,500 COVID-19 positive cases among employees and contractors. Currently active cases are 92, of which five are receiving care in hospitals.

The table below provides an overview of the number of COVID-19 infections at our mines to date, as well as recovery rates, vaccinations and other data.

COVID-19 report (as at 6 August 2021)	Total
Tested	126,390
Positive	4,500
Negative	121,834
Awaiting results[1]	56
Active cases[1]	92
Hospitalised[1]	5
Recovered	4,390
Vaccinated[2]	6,721
Died	18

[1] "Awaiting results" , "Active cases" and "Hospitalised" refers to the current figures.
[2] Has received at least one vaccination. Private vaccinations by employees are not always declared.
Numbers exclude Asanko/Galiano.

During 2020 our operations spent approximately US$30m on COVID-19 related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$3m was spent on donations to assist governments and communities in their fight against the pandemic. In H1 this year the respective figures were US$12.1m and US$1.7m, as we continued investing in employee and community focused support programmes and projects.

H1 2021 in review

Attributable gold equivalent production for the six months ended 30 June 2021 increased by 2% YoY to 1,104koz (H1 2020: 1,087koz). This was a strong performance from the operations given that H1 2020 had an extra 10 production days (5% more) following the decision in Q2 2020 to align the production month-end with the calendar month-end.

All-in sustaining costs (AISC) for the Group for H1 2021 of US$1,093/oz compared to US$987/oz in H1 2020, an increase of 11% YoY, driven primarily by the strengthening of both the South African Rand and the Australian Dollar. The average US Dollar/Rand exchange rate strengthened by 12% from R16.50 for the six months ended 30 June 2020 to R14.54 for the six months ended 30 June 2021. The average Australian/US Dollar exchange rate strengthened by 17% from A$1.00 = US$0.66 to A$1.00 = US$0.77. If the all-in sustaining costs are normalised for the strengthening of the currencies by using the same exchange rates as in the first six months of 2020, the all-in sustaining

costs would be US$1,002/oz for the six months ended 30 June 2021, representing a 2% increase. All-in cost (AIC) for H1 2021 were 20% higher YoY at US$1,274/oz (H1 2020: US$1,065/oz) primarily due to the strengthening of both the South African Rand and the Australian Dollar as well as the ramp up of project capital at Salares Norte during H1 2021. Normalising for the exchange rate differences by using the same exchange rates as in the first six months of 2020, the total all-in cost would be US$1,164/oz for the six months ended 30 June 2021, a 9% increase when compared with the six months ended 30 June 2020.

Gold Fields continued to deliver the average 10% higher gold price over the period to the bottom line, despite the increase in net operating costs. Normalised earnings for the six months ended June 2021 increased by 33% YoY to US$431m, or US$0.49 per share, compared to US$323m, or US$0.37 per share, for H1 2020.

Consequently, we have further increased our interim dividend. In line with our dividend policy of paying out between 25% and 35% of normalised profit as dividends, we have declared an interim dividend of 210 SA cents per share which compared with the 2020 interim dividend of 160 SA cents per share.

Strong cash generation and further improved balance sheet

During H1 2021, Gold Fields, generated free cash flow of US$180m for the six month period (after taking into account all costs in the business and all project capex), which compares to the free cash flow of US$320m in H1 2020. This is a notable achievement, given the increase in project capex at Salares Norte and higher tax payments in the six months ended 30 June 2021. Looking at the core operations, the Group generated free cash flow from operations of US$399m in H1 2021, which compares to US$405m in H1 2020, mainly due to the higher tax payments, partially offset by the higher earnings.

The net debt balance at the end of June 2021 was US$1.097bn and our net debt to EBITDA ratio was 0.49x. This compares with a net debt balance of US$1.069bn and a net debt to EBITDA ratio of 0.56x at the end of December 2020. Excluding lease liabilities, the core net debt was US$663m at the end of H1 2021.

Regional overview

The Australian region produced 246koz at AIC of A$1,554/oz (US$1,197/oz) and AISC of A$1,452/oz (US$1,118/oz) during Q2 2021, bringing production for H1 2021 to 481koz at AIC of A$1,542/oz (US$1,189/oz).

Our mines in Ghana produced 219koz (including 45% of Asanko) at AIC of US$1,150/oz and AISC of US$1,123/oz during Q2 2021. For the six months ended 30 June 2021, Ghana produced 440koz at AIC of US$1,114/oz.

Cerro Corona produced 53koz (gold equivalent) at AIC of US$1,165 per gold equivalent ounce and AISC of US$1,014 per gold equivalent ounce during the June quarter, resulting in 99koz (gold equivalent) being produced in H1 2021 at AIC of US$1,162 per gold equivalent ounce.

South Deep had an improved second quarter after the impacts of the second wave of COVID-19 were felt during Q1 2021. The mine produced 68koz during the second quarter at AIC of R658,180/kg (US$1,443/oz) and AISC of R615,178/kg (US$1,350/oz), bringing H1 2021 production to 128koz at AIC of R674,965/kg (US$1,444/oz). Encouragingly, trends continued to improve across key leading indicators during the quarter.

Update on Salares Norte

Salares Norte continues to track well against the project schedule. During Q2 2021, US$75m in capex was spent on the project, bringing total capex incurred on the project to date to US$230m. Total project progress stood at 41.9% at the end of June, ahead of the project plan of 41.4%. The ongoing impact of COVID-19 and severe weather has started to use up the time contingency that was built into the initial plan. The percentage completion is expected to be at c65% 'Total Project' completion at Dec 2021 compared to 70% previously guided. c4% of the non-critical project completion will be deferred to 2022 to preserve camp capacity for contractors employed on critical path activities given the COVID-19 restrictions in place. Project completion remains on track for Q1 2023. Relocation of the remaining Chinchilla on our property remains on hold until further notice from the authorities.

Construction progressed by 7.5% during Q2 2021, bringing the overall construction progress at the end of June to 30.8%, compared to the planned 31.1%. Severe weather conditions (snow and high winds) impacted construction activities during the month of June, while a pick-up in COVID-19 cases in the country impacted the availability of the workforce.

The remaining mass earthworks were completed during the June quarter. Good progress was made on construction of the process plant during Q2 2021, with installation of the leach and CIP tanks continuing. Foundational works for the Sag Mill, Ball Mill and thickeners continued to plan, while structural steel installation and construction of the reclaim tunnel progressed.

Approximately 4.9Mt of pre-strip was moved during Q2 2021 bringing the total volumes moved for the six months ended June 2021 to 6.1Mt.

The team remains focused on exploring the greater district, with US$5.0m spent on district exploration during the June 2021 quarter. 3,890 metres were drilled during Q2 2021 (plan: 2,700 metres), bringing total metres drilled during the first half of the year to 12,470 metres, comfortably ahead of the planned 10,800 metres.

Environment, Social, Governance (ESG)

In February this year, Gold Fields released its high-level environmental, social and governance (ESG) priorities accompanied by wide-ranging objectives and strategic intents. These high-level priorities and goals will be incorporated in an ESG Charter with detailed 2030 targets to be released later this year. This remains a key priority for Gold Fields as our critical stakeholders, including investors, are demanding that the impact of ESG issues is disclosed transparently, that mitigation measures are in place and that management of these issues is fully aligned with the strategy of the business.

During Q2 2021, Standard & Poor's (S&P), which manages the sustainability assessment of companies for the annual Dow Jones Sustainability Index (DJSI), undertook a rerating of Gold Fields' sustainability performance. As a result, Gold Fields is now ranked the third best mining company, among 75 surveyed. Previously we were fourth behind Teck, Newmont and Anglo American.

Outlook for 2021

FY 2021 production and cost guidance, as provided in February 2021, remains intact.

Attributable gold equivalent production is expected to be between 2.30Moz and 2.35Moz. AISC is expected to be between US$1,020/oz and US$1,060/oz, with AIC expected to be US$1,310/oz to US$1,350/ oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,090/oz to US$1,130/oz. The exchange rates used for our 2021 guidance are: US$/R15.50 and US$/A$0.75.

As reported in the Q1 update, two mines within the Group have been impacted by COVID-19 during H1 2021. As a result, production at South Deep is expected to be 300kg (9.3koz) lower at 8,700kg (280.0koz). Gold production at Cerro Corona is expected to be 20koz lower at 110koz, with copper production remaining at similar levels. However, the higher copper price has more than offset this impact on a gold-equivalent ounce basis. Consequently, Group guidance remains intact.

Potential further COVID-19-related disruptions increase the risk to Group production and cost guidance.

Chris Griffith
Chief Executive Officer

19 August 2021

Key statistics

Figures in millions unless otherwise stated		United States Dollars				
		Quarter			**Six months ended**	
		June 2021	March 2021	June 2020	**June 2021**	June 2020
Gold produced*	oz (000)	**563**	541	550	**1,104**	1,087
Tonnes milled/treated	000	**10,627**	10,378	11,227	**21,005**	21,573
Revenue (excluding Asanko)	US$/oz	**1,820**	1,778	1,709	**1,799**	1,637
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**44**	43	35	**44**	37
All-in sustaining costs#	US$/oz	**1,107**	1,078	998	**1,093**	987
Total all-in cost#	US$/oz	**1,297**	1,249	1,070	**1,274**	1,065
Net debt	US$m	**1,097**	1,224	1,239	**1,097**	1,239
Net debt (excluding lease liabilities)	US$m	**663**	788	876	**663**	876
Net debt to EBITDA ratio		**0.49**	0.59	0.84	**0.49**	0.84
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	US$m				**180.4**	320.3
Profit attributable to owners of the parent	US$m				**387.4**	155.5
Profit per share attributable to owners of the parent	US c.p.s.				**44**	18
Headline earnings attributable to owners of the parent	US$m				**395.5**	173.4
Headline earnings per share attributable to owners of the parent	US c.p.s.				**45**	20
Normalised profit attributable to owners of the parent	US$m				**430.5**	323.4
Normalised profit per share attributable to owners of the parent	US c.p.s.				**49**	37

* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
\# Refer to pages 36 – 39.
At 30 June 2021, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 5% of Group production.
Figures may not add as they are rounded independently.

STOCK DATA FOR THE SIX MONTHS ENDED 30 June 2021

Number of shares in issue		NYSE – (GFI)	
– at 30 June 2021	887,717,348	Range – Quarter	US$8.86 – US$12.21
– average for the six months	886,888,524	Average volume – Six months	7,111,646 shares/day
Free float	100 per cent	**JSE LIMITED – (GFI)**	
ADR ratio	1:1	Range – Quarter	ZAR127.09 – ZAR173.58
Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume – Six months	3,451,182 shares/day

Certain forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

• changes in the market price of gold, and to a lesser extent copper and silver;
• material changes in the value of Rand and non-U.S. Dollar currencies;
• difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
• the ability of the Group to comply with requirements that it provide benefits to affected communities;
• the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
• the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
• the success of the Group's business strategy, development activities and other initiatives, particularly at the Salares Norte project;
• changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
• supply chain shortages and increases in the prices of production imports;
• changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
• the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
• loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• regulation of greenhouse gas emissions and climate change;
• high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
• the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
• the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
• the occurrence of future acid mine drainage related pollution;
• geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
• economic, political or social instability in the countries where Gold Fields operates;
• downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
• reliance on outside contractors to conduct some of its operations;
• ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
• the inability to modernise operations and remain competitive within the mining industry;
• the effects of regional re-watering at South Deep;
• the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
• actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
• the occurrence of labour disruptions and industrial actions;
• the adequacy of the Group's insurance coverage;
• financial flexibility could be limited by South African exchange control regulations;
• difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
• the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
• the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
• the identification of a material weakness in disclosure and internal controls over financial reporting;
• difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
• liquidity risks in trading ordinary shares on JSE Limited;
• Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
• shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the annual report on Form 20-F for the fiscal year ended 31 December 2020. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.

Six months ended 30 June 2021 compared with the six months ended 30 June 2020

Results for the Group

Safety and Health

It is with deep sadness that we have to report that a colleague at our South Deep mine died in a mining incident in April. Vumile Mgcine (46), a shaft timberman, succumbed from injuries sustained while attempting to unblock a chute outlet on an underground conveyor belt. We also lost 15 colleagues this year (as at 6 August 2021) as a result of illnesses linked to COVID-19 infections, bringing to 18 the total number of Gold Fields employees and contractors lost to the pandemic. Our heartfelt condolences go out to the families, friends and colleagues of the deceased. The Total Recordable Injury Frequency Rate (TRIFR) for the Group improved to 1.81 for the six months ended 30 June 2021 from 2.58 for H1 2020.

	Six months ended		
Safety	**H1 21**	H1 20	FY20
Fatalities	**1**	1	1
TRIFR[1]	**1.81**	2.58	2.40
Serious injuries[5]	**4**	3	6

[1] Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/ number of hours worked.
[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
[5] A Serious Injury is a work-related injury that incurs 14 days or more of work lost and results in a range of injuries detailed at goldfields.com/safety.php

Environmental

No Level 3 – 5 environmental incidents were reported for the six months ended 30 June 2021, continuing the trend of preceding years.

Fresh water withdrawal dropped by 12% to 4.9 gigalitres (GL) for the six months ended 30 June 2021, mainly due to a decrease in water withdrawal at Tarkwa and Cerro Corona as both operations improved their water recycling and reuse. Water recycled/reused was 74% of total water use for the six months ended 30 June 2021 compared with 70% in H1 2020. This is because process water is now reused for cooling at the power plant and for mixing some chemicals at Tarkwa as well as optimised recycling/reuse at South Deep and at Cerro Corona during the dry season.

Group energy spend was US$150m (17% of operating costs) for the six months ended 30 June 2021 compared with US$126m (16%) in H1 2020, reflecting increased production and higher diesel prices and power tariffs. For the six months ended 30 June 2021, energy savings of 642 terajoules (TJ) were achieved (8% of H1 energy consumption), compared with 468 TJ (7% of energy consumption) for H1 2020.

Scope 1 and 2 CO_2 emissions were 0.88m tonnes for the six months ended 30 June 2021 compared with 0.71m tonnes during H1 2020, as a result of a sharp rise in tonnes mined over the period, with production from South Deep and Cerro Corona sharply curtailed in H1 2020 as a result of COVID-19 restrictions. CO_2 emissions intensity increased to 8.9kg CO_2e/t mined from 8.0kg CO_2e/t in H1 2020 as the increased tonnages mine pushed up diesel consumption of our fleet.

Renewable energy in H1 2021 accounted for 5.5% of our total electricity consumption as the energy microgrids at our Agnew and Granny Smith mines in Australia reached near full-capacity. In April the Board gave the go-ahead for construction of the R660m, 40MW solar plant at South Deep after the mine had received regulatory approval a month earlier. The plant is on track for completion in Q2 2022.

The Chinchilla Rescue and Rehabilitation Plan, part of Salares Norte's Chinchilla habitat protection programme, is currently halted while the regulator considers additional information requested following the deaths of two chinchillas. Two other relocated chinchillas have adapted to their new habitat, and are being continually monitored. The relocation delay is not expected to delay construction of the project.

Gold Fields published its third Climate Change Report for the 2020 financial year in line with the recommendations of the Task force on Climate-related Financial Disclosures (TCFD). Gold Fields also includes the Sustainability Accounting Standards Board (SASB) key performance metrics in its non-financial data reporting.

	Six months ended		
Environmental	**H1 21**	H1 20	FY20
Environmental incidents − Level 3 – 5	**0**	0	0
Water recycled/reused (% of total)	**74**	70	71
Fresh water withdrawal (GL)[1]	**4.9**	5.6	10.0
Energy consumption (PJ)[2]	**6.85**	6.49	13.13
Energy intensity (MJ/t mined)	**70**	73	72
CO_2 emissions (kt)[3]	**877**	714	1,451
CO_2 emissions intensity (kg CO_2 /t mined)	**8.9**	8.0	7.9

[1] Relates to operations only.
[2] Petajoules (1 PJ=1,000,000MJ).
[3] CO_2 emissions comprise Scope 1 and 2 emissions[4].
[4] Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company.

Social

Gold Fields continues to focus on maximising in-country and host community economic impact. The Group's value distribution to national economies was US$1.90bn for the six months ended 30 June 2021 compared with US$1.29bn for H1 2020, reflecting higher royalties and taxes to governments and dividend payments to shareholders as a result of improved earnings. Furthermore, supplier payments increased as a result of the construction of our Salares Norte mine in Chile. Gold Fields procurement from in-country suppliers was US$1.06bn for the six months ended 30 June 2021 (97% of total procurement) compared with US$814m for H1 2020 (96% of total).

Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. The Group host community workforce was 9,202 people – 52% of the total workforce (excluding projects and corporate offices) for the six months ended 30 June 2021 compared with 8,752, 53% of the total workforce, at the end of 2020. Group host community procurement spend for the six months ended 30 June 2021 was US$339m (31% of total spend), compared with US$260m (31% of total) during H1 2020. Spending on socio-economic development (SED) projects in our host communities totalled US$7.1m for the six months ended 30 June 2021 compared with US$8.4m for H1 2020.

Our total workforce at the end of June was 21,039 (including projects and corporate offices), comprising 5,818 employees and 15,221 contractors. The number has increased from year-end 2020, when we only employed 12,771 contractors, as a result of a temporary workforce of well over 2,000 contractors building the Salares Norte mine. The number of full-time employees has remained stable. Women comprised 21% of Gold Fields' workforce at the end of June 2021 compared with 20% at the end of 2020. Of the 21%, 54% work in core mining activities. Training spend was US$3.9m for the six months ended 30 June 2021 compared with US$3.2m in H1 2020.

	Six months ended		
Social	**H1 21**	H1 20	FY20
Host community procurement (% of total)	**31**	31	29
Host community workforce (% of total)	**52**	53	53
Socio-economic development spending (US$m)	**7.1**	8.4	17.2
Women in workforce (%)	**21**	20	20
Training spend	**3.9**	3.2	6.8

COVID-19 report

The political, social and economic impact of the COVID-19 pandemic continued to be felt across the world in the first half of 2021. It has affected all spheres of life and impacted our employees, contractors and other stakeholders on a personal and professional level.

The impact on our workforce has been devastating, particularly amid the spread of new variants of the virus. So far this year, we have recorded 15 deaths among our workforce (as at 6 August 2021), of which 13 were at South Deep in South Africa and two in Peru. This brings the total number of COVID-19 related deaths in the Company to 18 since the beginning of the pandemic in early 2020. We have provided financial and emotional support to the relatives and colleagues of those deceased and want to, once again, express our heartfelt condolences to them.

As a result of the high rate of COVID-19 infections, South Deep and Cerro Corona in Peru were also the most affected in terms of the impact of regulations imposed by the governments of those countries to curb the spread. At South Deep over 900 people were absent for a combined 20,200 man days during H1 2021. The impact on overall Group production though was minimal.

At our Salares Norte project in Chile, the Company had to cater for an additional 2,000-plus contractors on site during the construction process. This has been facilitated successfully and there have been no COVID-19 related delays to the construction programme to date.

Critically, we are seeking to accelerate COVID-19 vaccination among our workforce and are collaborating closely with our host governments in doing so. The Salares Norte project in Chile has been the most successful to date. As at mid-August, 98% of employees and contractors were fully vaccinated. South Deep also achieved a high vaccination rate, with almost 74% of its total workforce, a total of 3,200 people, receiving their first dose of the Pfizer vaccine by mid-August. At our other operations the roll-out of vaccines has been slower in line with the national vaccination programmes in the countries of operation. In Ghana, as at mid-August, 264 employees had been fully vaccinated and in Peru 110 employees. In Western Australia the vaccine roll-out is handled exclusively by the state government. Our reporting on this metric is dependent on employee disclosure.

Apart from the vaccination programme, we continue to support our workforce by trying to prevent them from contracting the virus and offering medical assistance if they do. Since the beginning of the pandemic, Gold Fields has undertaken almost 127,000 tests among its 20,000 strong workforce. To date we have had 4,500 COVID-19 positive cases among employees and contractors. Currently active cases are 92, of which five are receiving care in hospitals.

The relatively high number of positive cases continues to reflect the high prevalence rate of the pandemic in neighbouring communities at our operations in Peru, Ghana and South Africa, particularly amid the third wave and the Delta variant of the COVID-19 virus that hit most countries in Q2 2021. Testing among our workforce is also more stringent than in public health facilities in these countries. Remarkably, there have been no positive cases to date at our Australian mines.

Since the start of the pandemic in March 2020, a Group Exco COVID-19 Crisis Management Team has met regularly to coordinate actions and strategies to mitigate the impact of the pandemic on operations. Regular meetings of the Risk Committee of the Board have also been held to provide governance oversight. Regional and site committees have performed similar roles.

Key activities to ensure safe operations include:
• Strict adherence to all government regulations/protocols;
• Working with governments in providing access to vaccines for our employees and contractors;
• Educating our workforce and communities around the benefits of vaccination;
• Closure of offices and imposition of travel restrictions;
• Standard operating procedures on return to work;
• Social distancing, sanitisation and mask wearing mandatory;
• Regular communication to employees about COVID-19, assisting them to work remotely and how to deal with the fall-out of the pandemic;
• Dedicated COVID-19 information portals and communication;
• Participation in ICMM knowledge sharing; and
• Social media awareness and return-to-work communication campaigns for employees, communities and others.

Similarly, our operations have actively supported host communities and governments to assist their efforts in controlling the pandemic and assisting people in need. Support to communities has been tailored to country circumstances and has included:
• Donations to government/industry response funds;
• Donation of medical equipment;
• Distribution of food/meals to vulnerable people;
• Supporting local government efforts such as street sanitisation;
• Distribution of masks; sanitisers; education leaflets and videos; and
• Radio and TV campaigns to educate, raise awareness, dispel myths, encourage vaccination and address stigmatisation and gender-based violence.

During 2020 our operations spent approximately US$30m on COVID-19 related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$3m was spent on donations to assist governments and communities in their fight against the pandemic. In H1 this year the respective figures were US$12.1m (half of that in Cerro Corona) and US$1.7m, as we continued investing in employee and community focused support programmes and projects.

A noticeable trend over the past few months has been an increase in mental health issues among employees, with many of our colleagues making use both of private and company-provided medical support. The Company plans to focus more resources on this rapidly emerging health issue across all operations.

H1 Operating Performance

Attributable equivalent gold production, (including Asanko) increased by 2% from 1,086,700oz for the six months ended 30 June 2020 to 1,104,100oz for the six months ended 30 June 2021.

During 2020, a decision was taken to align the production month-end with the calendar month-end, which resulted in a once-off addition of 10 production days in H1 2020. Despite the additional 10 days in H1 2020 attributable production increased by 2% in H1 2021.

At the South Africa region, attributable gold production at South Deep increased by 23% from 3,123kg (100,400oz) for the six months ended 30 June 2020 to 3,828kg (123,100oz) for the six months ended 30 June 2021. The increase was due to the first half of 2020 being impacted more severely by COVID-19 related delays, notwithstanding the COVID-19 related challenges in Q1 this year. Managed gold sold increased by 27% from 3,042kg (97,800oz) to 3,868kg (124,400oz).

Attributable gold production at the West African operations (including Asanko), increased by 4% from 384,400oz for the six months ended 30 June 2020 to 401,000oz for the six months ended 30 June 2021 mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback during H2 2020. Managed gold produced and sold at Tarkwa decreased by 5% from 271,700oz for the six months ended 30 June 2020 to 256,900oz for the six months ended 30 June 2021 mainly due to lower production days (10 days). At Damang, managed gold produced and sold increased by 52% from 87,800oz for the six months ended 30 June 2020 to 133,500oz for the six months ended 30 June 2021 mainly due to higher grade ore mined and processed as mining progressed to more consistently mineralised zones in the main ore body of the Damang Pit Cutback. Attributable gold produced at Asanko decreased by 18% from 60,900oz for the six months ended 30 June 2020 to 49,700oz for the six months ended 30 June 2021 due to lower grade ore mined and processed. Gold sold decreased by 10% from 58,100oz (45% basis) to 52,300oz (45% basis).

Attributable equivalent gold production at Cerro Corona in Peru decreased by 9% from 108,200oz for the six months ended 30 June 2020 to 98,800oz for the six months ended 30 June 2021 mainly due to lower grades of ore mined and processed as a result of a revised mining sequence triggered by slope instability at the high grade eastern side of the pit. Total managed gold equivalent production decreased by 9% from 108,700oz for the six months ended 30 June 2020 to 99,300oz for the six months ended 30 June 2021. Gold equivalent ounces sold decreased by 8% from 113,000oz to 103,500oz.

Gold production at the Australian operations decreased by 3% from 493,800oz for the six months ended 30 June 2020 to 481,200oz for the six months ended 30 June 2021 mainly due to anticipated and planned lower grades of ore mined and processed at Granny Smith and Gruyere. H1 2020 also had ten additional production days due to the transition to a calendar month-end. At St Ives, gold production increased marginally from 188,100oz for the six months ended 30 June 2020 to 188,500oz for the six months ended 30 June 2021. Gold sold decreased by 4% from 197,100oz to 188,500oz. At Agnew, gold production increased by 5% from 105,900oz for the six months ended 30 June 2020 to 111,700oz for the six months ended 30 June 2021 due to an increase in grade of ore mined and processed in line with the plan, partially offset by a decrease in ore milled. Gold sold increased by 7% from 105,500oz to 112,500oz. At Granny Smith, gold production decreased by 10% from 134,100oz for the six months ended 30 June 2020 to 121,300oz for the six months ended 30 June 2021 due to decreased tonnes milled, as well as lower grades of ore mined and processed. Gold sold decreased by 8% from 133,900oz to 122,600oz. At Gruyere gold production decreased by 9% from 65,700oz for the six months ended 30 June 2020 to 59,700oz for the six months ended 30 June 2021 due to lower grades of ore mined and processed and processing plant disruptions. Gold sold decreased by 7% from 65,000oz to 60,600oz.

Revenue

The average US Dollar gold price achieved by the Group (excluding Asanko) increased by 10% from US$1,637/eq oz for the six months ended 30 June 2020 to US$1,799/eq oz for the six months ended 30 June 2021. The average Rand gold price decreased by 1% from R847,286/kg to R838,127/kg. The average Australian Dollar gold price decreased by 6% from A$2,493/oz to A$2,340/oz. The average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 9% from US$1,646/oz for the six months ended 30 June 2020 to US$1,801/oz for the six months ended 30 June 2021. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 8% from US$1,638/eq oz for the six months ended 30 June 2020 to US$1,772/eq oz for the six months

ended 30 June 2021. The average US Dollar/Rand exchange rate strengthened by 12% from R16.50 for the six months ended 30 June 2020 to R14.54 for the six months ended 30 June 2021. The average Australian/US Dollar exchange rate strengthened by 17% from A$1.00 = US$0.66 to A$1.00 = US$0.77.

Gold equivalent ounces sold (excluding Asanko) increased by 3% from 1.07Moz to 1.10Moz. Revenue from Asanko is not included in Group revenue as Asanko results are equity accounted.

Revenue increased by 13% from US$1,754m for the six months ended 30 June 2020 to US$1,984m for the six months ended 30 June 2021 due to the 3% higher gold sold and 10% higher gold price received.

Cost of sales before amortisation and depreciation

Cost of sales before amortisation and depreciation increased by 8% from US$767m for the six months ended 30 June 2020 to US$832m for the six months ended 30 June 2021.

At the South Africa region, at South Deep, cost of sales before amortisation and depreciation increased by 26% from R1,705m (US$103m) for the six months ended 30 June 2020 to R2,150m (US$148m) for the six months ended 30 June 2021 mainly due to a 23% increase in production.

At the West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation decreased by 12% from US$265m for the six months ended 30 June 2020 to US$233m for the six months ended 30 June 2021 mainly due to a gold-in-process credit at Damang of US$37m for the six months ended 30 June 2021 compared with a gold-in-process credit of US$nil for the six months ended 30 June 2020. In line with the mining sequence at Damang, for the six months ended 30 June 2021, ore tonnes mined were higher than tonnes processed with preferential processing of higher grade ore and stockpiling of lower grade material.

At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation increased by 15% from US$79m for the six months ended 30 June 2020 to US$91m for the six months ended 30 June 2021 mainly due to an increase of 143% (6Mt) in operational waste tonnes mined in line with the waste recovery plan implemented at the end of 2020.

At the Australia region, cost of sales before amortisation and depreciation decreased by 4% from A$487m (US$320m) for the six months ended 30 June 2020 to A$466m (US$360m) for the six months ended 30 June 2021. This decrease is mainly due to a reduction in operational waste tonnes mined at the Neptune open pit at St Ives, lower tonnes mined and milled at Agnew and a gold-in-process credit at Gruyere of A$7m (US$6m) for the six months ended 30 June 2021 compared with a gold-in-process charge of A$1m (US$nil) for the six months ended 30 June 2020.

Amortisation and depreciation

Amortisation and depreciation for the Group increased by 3% from US$305m for the six months ended 30 June 2020 to US$315m for the six months ended 30 June 2021 mainly due to the appreciation of the Australian Dollar and South African Rand as well as an increase in production.

Other

Net interest expense for the Group decreased by 22% from US$41m for the six months ended 30 June 2020 to US$32m for the six months ended 30 June 2021 due to lower borrowings during the six months ended 30 June 2021. Interest expense of US$41m, partially offset by interest income of US$4m and interest capitalised of US$5m for the six months ended 30 June 2021 compared with interest expense of US$56m, partially offset by interest income of US$3m and interest capitalised of US$12m for the six months ended 30 June 2020.

The share of results of equity accounted investees after taxation decreased by 41% from US$29m for the six months ended 30 June 2020 to US$17m for the six months ended 30 June 2021. The decrease was mainly due to Gold Fields share of profits decreasing from US$29m to US$17m as a result of lower production at Asanko for the six months ended 30 June 2021.

The loss on foreign exchange of US$7m for the six months ended 30 June 2021 compared with a gain of US$12m for the six months ended 30 June 2020 and related to the conversion of offshore cash holdings into their functional currencies.

The loss on financial instruments decreased by 81% from US$275m for the six months ended 30 June 2020 to US$53m for the six months ended 30 June 2021.

The loss on financial instruments of US$53m for the six months ended 30 June 2021 comprised a loss on hedges of US$52m and a loss on valuation of options of US$1m. The loss on hedges of US$52m includes realised losses of US$14m and unrealised losses and prior year mark-to-market adjustments of US$38m. The realised losses of US$14m comprised losses realised on the Peru copper hedge of US$21m, the Australia gold hedge of A$20m (US$15m) and the Ghana oil hedge of US$1m, partially offset by a realised gain made on the Chilean currency hedge of US$23m. The unrealised losses of US$38m comprised losses on the Chilean currency hedge of US$41m, the Australia gold hedge of A$5m (US$4m) and the Peru copper hedge of US$10m, partially offset by gains on the Ghana oil hedge of US$11m and Australia oil hedge of A$8m (US$6m).

The loss on valuation of options of US$1m for the six months ended 30 June 2021 related to the Maverix options.

The loss on financial instruments of US$275m for the six months ended 30 June 2020 comprised a loss on hedges of US$274m and a loss on valuation of options of US$1m. The loss on hedges of US$274m included realised losses of US$166m and unrealised losses of US$108m. The realised losses of US$166m comprised losses realised on the South Deep gold hedge of R544m (US$33m), the Australia gold hedge of A$140m (US$92m), the Ghana gold hedge of US$36m, Ghana oil hedge of US$3m and Australia oil hedge of A$2m (US$2m). The unrealised losses of US$108m comprised losses on the South Deep gold hedge of R910m (US$54m), the Australia gold hedge of A$25m (US$16m), the Ghana gold hedge of US$23m, Ghana oil hedge of US$17m and Australia oil hedge of A$14m (US$9m), partially offset by an unrealised gain on the Chilean currency hedge of US$11m.

The loss on valuation of options of US$1m for the six months ended 30 June 2020 related to the Maverix options.

Share-based payments for the Group decreased by 14% from US$7m for the six months ended 30 June 2020 to US$6m for the six months ended 30 June 2021 mainly due to lower forecast vesting percentages of share-based payments. The long-term incentive plan decreased by 52% from US$25m to US$12m due to the current mark-to-market valuation of the plan reflecting forecast performance.

Other costs for the Group increased by 19% from US$27m for the six months ended 30 June 2020 to US$32m for the six months ended 30 June 2021 and mainly related to higher social spend at Ghana and Cerro Corona in the six months ended 30 June 2021.

Exploration expense

Exploration expense decreased by 8% from US$36m for the six months ended 30 June 2020 to US$33m for the six months ended 30 June 2021 mainly due to lower exploration spend as a result of the approval of the feasibility study of Salares Norte and the subsequent capitalisation of costs to the project as from 1 April 2020. The US$33m spend for the six months ended 30 June 2021 included US$13m spend at Salares Norte and US$20m related to exploration spend at the other operations.

Non-recurring items

Non-recurring income increased by 200% from US$1m for the six months ended 30 June 2020 to US$3m for the six months ended 30 June 2021.

Non-recurring income of US$3m for the six months ended 30 June 2021 mainly includes:

- US$9m income related to profit on disposal of assets, partially offset by;
- net impairment of FSE of US$4m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company;
- donations made to various bodies in response to COVID-19 of US$1m; and
- other costs of US$1m.

Non-recurring income of US$1m for the six months ended 30 June 2020 mainly included:

- US$20m income related to a submission of historic VAT claim for expenses incurred from 2010 to June 2020 to the Chilean tax authority which become claimable from the commencement of construction;
- US$10m impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired;
- net impairment of FSE of US$2m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company;
- donations made to various bodies in response to COVID-19 of US$2m; and
- other costs of US$5m mainly related to the capital raising in February 2020.

Royalties

Government royalties for the Group increased by 13% from US$48m for the six months ended 30 June 2020 to US$54m for the six months ended 30 June 2021 in line with the higher revenue.

Taxation

The taxation charge for the Group increased by 110% from US$103m for the six months ended 30 June 2020 to US$216m for the six months ended 30 June 2021 in line with the higher profit before tax. Normal taxation increased by 25% from US$153m for the six months ended 30 June 2020 to US$192m for the six months ended 30 June 2021. The deferred tax charge of US$24m for the six months ended 30 June 2021 compared with a credit of US$49m for the six months ended 30 June 2020.

Profit

Net profit attributable to owners of the parent for the Group increased by 148% from US$156m or US$0.18 per share for the six months ended 30 June 2020 to US$387m or US$0.44 per share for the six months ended 30 June 2021.

Headline earnings attributable to owners of the parent for the Group increased by 129% from US$173m or US$0.20 per share for the six months ended 30 June 2020 to US$396m or US$0.45 per share for the six months ended 30 June 2021.

Normalised profit for the Group increased by 33% from US$323m or US$0.37 per share for the six months ended 30 June 2020 to US$431m or US$0.49 per share for the six months ended 30 June 2021.

Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

	Six months ended	
US$'m	**June 2021**	June 2020
Profit for the period attributable to owners of the parent	**387.4**	155.5
Non-recurring items	**(2.8)**	(1.0)
Tax effect of non-recurring items	**1.7**	(4.0)
Non-controlling interest effect of non-recurring items	**(0.1)**	(0.7)
Loss/(gain) on foreign exchange	**7.4**	(12.0)
Tax effect of loss/(gain) on foreign exchange	**(1.9)**	2.5
Non-controlling interest effect of loss/(gain) on foreign exchange	**0.1**	0.3
Loss on financial instruments	**53.1**	275.0
Tax effect of loss on financial instruments	**(15.0)**	(86.9)
Non-controlling interest effect of loss on financial instruments	**0.6**	(5.3)
Normalised profit attributable to owners of the parent	**430.5**	323.4

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

Cash flow

Cash inflow from operating activities increased by 26% from US$549m for the six months ended 30 June 2020 to US$689m for the six months ended 30 June 2021. The increase was mainly due to a higher profit before royalties and taxation and a lower investment in working capital. This was partially offset by a higher royalties and taxation payment and the long-term incentive plan payment in February 2021. No long-term incentive plan payment was made for the six months ended 30 June 2020.

Dividends paid increased by 300% from US$53m for the six months ended 30 June 2020 to US$212m for the six months ended 30 June 2021. The dividend paid of US$212m for the six months ended 30 June 2021 comprised dividends paid to owners of the parent of US$190m related to the 2020 final dividend and dividends paid to non-controlling interest holders of US$22m. The dividend paid of US$53m for the six months ended 30 June 2020 related to dividends paid to owners of the parent of US$53m related to the 2019 final dividend.

Cash outflow from investing activities increased by 87% from US$251m for the six months ended 30 June 2020 to US$469m for the six months ended 30 June 2021. Capital expenditure increased by 93% from US$236m for the six months ended 30 June 2020 to US$456m for the six months ended 30 June 2021.

Sustaining capital expenditure, (excluding Asanko), increased by 46% from US$180m for the six months ended 30 June 2020 to US$262m for the six months ended 30 June 2021, while non-sustaining capital expenditure (excluding Asanko), increased by 246% from US$56m for the six months ended 30 June 2020 to US$194m for the six months ended 30 June 2021. This movement is mainly attributable to the project capital incurred while constructing Salares Norte. Growth expenditure of US$194m for the six months ended 30 June 2021 comprised US$133m at Salares Norte, US$35m at the Australian operations, US$12m at Cerro Corona, US$10m at South Deep and US$4m at Damang. Growth expenditure of US$56m in the six months ended 30 June 2020 comprised US$21m at the Australian operations, US$19m at Salares Norte, US$11m at Cerro Corona and US$5m at Damang.

At the South Africa region at South Deep, capital expenditure increased by 77% from R242m (US$15m) for the six months ended 30 June 2020 to R428m (US$29m) for the six months ended 30 June 2021 mainly due to reduced overall spending as a result of the COVID-19 pandemic in 2020.

At the West Africa region, (excluding Asanko), capital expenditure increased by 55% from US$76m for the six months ended 30 June 2020 to US$118m for the six months ended 30 June 2021. At Tarkwa, capital expenditure increased by 59% from US$68m to US$108m mainly as a result of higher capital waste expenditure driven by increased capital waste tonnes mined and higher mining unit rates. Capital expenditure at Damang increased by 25% from US$8m to US$10m.

Capital expenditure at Asanko (on a 100% basis) decreased by 25% from US$28m for the six months ended 30 June 2020 to US$21m for the six months ended 30 June 2021. The Asanko capital expenditure is not included in the Group capital expenditure.

At the South America region at Cerro Corona, capital expenditure was similar at US$19m for the six months ended 30 June 2021.

At the Australia region, capital expenditure increased by 25% from A$161m (US$106m) for the six months ended 30 June 2020 to A$202m (US$156m) for the six months ended 30 June 2021. At St Ives, capital expenditure increased by 16% from A$57m (US$37m) to A$66m (US$51m) mainly due to expenditure on the new paste plant at the Invincible underground mine and pre-stripping at the Delta Island open pit. At Agnew, capital expenditure increased by 38% from A$40m (US$26m) to A$55m (US$42m) mainly due to increased development expenditure in order to access the Kath Lower and Sheba Extension ore bodies as well as works to replace the mill crushing circuit. At Granny Smith, capital expenditure increased by 8% from A$49m (US$32m) for the six months ended 30 June 2020 to A$53m (US$41m) for the six months ended 30 June 2021 mainly due to the development of the second decline at Wallaby. At Gruyere, capital expenditure increased by 93% from A$15m (US$10m) for the six months ended 30 June 2020 to A$29m (US$22m) for the six months ended 30 June 2021 mainly due to increased pre-stripping of Stages 2 and 3 of the pit.

Proceeds on disposal of property, plant and equipment of US$2m for the six months ended 30 June 2021 compared with US$nil for the six months ended 30 June 2020.

Purchase of investments of US$3m for the six months ended 30 June 2021 related to a purchase of 6.6m shares in Chakana Copper Corporation.

Redemption of Asanko preference shares decreased by 87% from US$38m for the six months ended 30 June 2020 to US$5m for the six months ended 30 June 2021.

Loan advanced to contractors in Ghana for fleet replacement for the six months ended 30 June 2020 amounted to US$68m. These loans are interest bearing, secured and are recoupable over three years.

Proceeds on disposal of investments decreased from US$23m for the six months ended 30 June 2020 to US$nil for the six months ended 30 June 2021. Proceeds on disposal of investments of US$23m for the six months ended 30 June 2020 related to the sale of 81m shares in ASX-listed Cardinal Resources Limited.

Environmental payments remained similar at US$5m for the six months ended 30 June 2021.

Cash inflow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments decreased by 44% from US$320m for the six months ended 30 June 2020 to US$180m for the six months ended 30 June 2021 mainly due to higher capital expenditure.

The US$180m cash inflow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments for the six months ended 30 June 2021 comprised: US$399m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$149m spend at Salares Norte (comprising US$133m in capex, US$13m in exploration, a US$12m investment in working capital, a tax payment of US$9m and other costs of US$5m, partially offset by a credit of US$23m from the realised portion of the FX hedge) plus redemption of Asanko preference shares of US$5m, less US$33m of net non-mine interest paid as well as US$42m on non-mine based costs mainly due to working capital movements.

The US$320m cash inflow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments for the six months ended 30 June 2020 comprised: US$405m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) plus redemption of Asanko preference shares of US$38m, less US$51m of net non-mine interest paid, US$47m at Salares Norte on exploration and construction capital, as well as US$25m on non-mine based costs mainly due to working capital movements.

Net cash outflow from financing activities of US$197m for the six months ended 30 June 2021 compared with an inflow of US$210m for the six months ended 30 June 2020. The cash outflow for the six months ended 30 June 2021 related to the repayment of US$361m on offshore loans and payment of principal lease liabilities of US$41m, partially offset by loan drawdowns of US$205m. The cash inflow of US$210m for the six months ended 30 June 2020 related to shares issued of US$249m and a loan drawdown of US$41m, partially offset by the repayment of US$58m on offshore loans and payment of principal lease liabilities of US$22m.

The net cash outflow for the Group of US$190m for the six months ended 30 June 2021 compared with an inflow of US$454m for the six months ended 30 June 2020. After accounting for a positive translation adjustment of US$7m on non-US Dollar cash balances, the cash outflow for the six months ended 30 June 2021 was US$183m. The cash balance at 30 June 2021 of US$704m compared with US$941m at 30 June 2020.

All-in sustaining and total all-in cost

The Group all-in sustaining costs increased by 11% from US$987/oz for the six months ended 30 June 2020 to US$1,093/oz for the six months ended 30 June 2021 mainly due to the strengthening of both the South African Rand and Australian Dollar, higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and higher copper by-product credits resulting from higher copper prices. If the all-in sustaining costs are normalised for the strengthening of the currencies by using the same exchange rates as in the first six months of 2020, the all-in sustaining costs would be US$1,002/oz for the six months ended 30 June 2021. This represents a 2% increase in all-in sustaining costs compared with the six months ended 30 June 2020.

Total all-in cost increased by 20% from US$1,065/oz for the six months ended 30 June 2020 to US$1,274/oz for the six months ended 30 June 2021 mainly due to the strengthening of both the South African Rand and Australian Dollar, higher sustaining and non-sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold and higher copper by-product credits resulting from higher copper prices. The higher non-sustaining capital expenditure was mainly at Salares Norte which increased from US$19m for the six months ended 30 June 2020 to US$133m for the six months ended 30 June 2021 in line with the project progress. Normalising for the exchange rate differences, the total all-in cost would be US$1,164/oz for the six months ended 30 June 2021, a 9% increase when compared with the six months ended 30 June 2020.

Statement of financial position

Net debt increased marginally from US$1,069m at 31 December 2020 to US$1,097m at 30 June 2021.

Net debt excluding lease liabilities increased marginally from US$640m at 31 December 2020 to US$663m at 30 June 2021.

Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.

Net debt/adjusted EBITDA

The net debt/adjusted EBITDA ratio of 0.49 at 30 June 2021 compared with 0.84 at 30 June 2020. The net debt/adjusted EBITDA ratio of 0.49 at 30 June 2021 is based on net debt of US$1,097m and adjusted EBITDA of US$2,225m.

The net debt/adjusted EBITDA ratio of 0.84 at 30 June 2020 is based on net debt of US$1,239m and adjusted EBITDA of US$1,470m.

Adjusted EBITDA

Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the profit for the 12 months ended 30 June 2021 and is determined as follows in US$ million:

US$'m	June 2021
Revenue	4,121
Cost of sales before amortisation and depreciation	(1,553)
Exploration and project costs	(47)
Other costs*	(296)
	2,225

* Other costs relate mostly to the hedge losses for the year.

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs.

Free cash flow margin

The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF margin for the Group for the six months ended 30 June 2021 is calculated as follows:

	Six months ended	
	US$'m	US$/oz
Revenue[1]	1,877.2	1,801[4]
Less: Cash outflow	(1,475.7)	(1,416)
AIC	(1,318.7)	(1,265)
Adjusted for:		
Share-based payments (non-cash)	6.4	6
Long-term incentive plan (non-cash)	11.5	11
Long-term incentive plan (payment)	(37.3)	(36)
Exploration, feasibility and evaluation costs outside of existing operations	13.2	13
Non-sustaining capital expenditure (Salares Norte)	112.7	108
Revenue hedge (realised)	(36.1)	(35)
Redemption of Asanko preference shares	5.0	5
Tax paid (excluding royalties which is included in AIC above)	(232.4)	(223)
Free cash flow[3]	401.5	385
FCF margin	21%	
Gold sold only – 000'oz	1,042.2	

[1] Revenue from income statement at US$1,983.6m less revenue from Cerro Corona by-products in AIC at US$106.4m equals US$1,877.2m.
[2] AIC for the Group of US$1,394.5m less AIC for Asanko of US$75.8m.
[3] Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 26 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.
[4] Calculated by dividing revenue by gold sold only.
The free cash flow margin (adjusted for realised revenue hedges and redemption of Asanko preference shares) is used as a key metric in the determination of the long-term incentive plan.

The FCF margin of 21% for the six months ended 30 June 2021 at a gold price of US$1,801/oz compared with 26% for the six months ended 30 June 2020 at a gold price of US$1,636/oz.

Review of Operations

Six months ended 30 June 2021 compared with six months ended 30 June 2020

Figures may not add as they are rounded independently.

South Africa region
South Deep

		June 2021	June 2020	% Variance
Ore mined	000 tonnes	**745.2**	490.4	52%
Waste mined	000 tonnes	**87.3**	16.0	446%
Total tonnes	000 tonnes	**832.5**	506.4	64%
Grade mined – underground reef	g/t	**5.94**	6.26	(5)%
Grade mined – underground total	g/t	**5.32**	6.07	(12)%
Gold mined	kg	**4,426**	3,072	44%
	000'oz	**142.3**	98.8	44%
Destress	m²	**23,172**	14,958	55%
Development	m	**2,418**	1,541	57%
Secondary support	m	**6,382**	3,605	77%
Backfill	m³	**120.8**	141.0	(14)%
Tonnes milled – underground reef	000 tonnes	**751**	501	50%
Tonnes milled – underground waste	000 tonnes	**56**	12	367%
Tonnes milled – surface	000 tonnes	**665**	441	51%
Total tonnes milled	000 tonnes	**1,472**	954	54%
Yield – underground reef	g/t	**5.20**	6.14	(15)%
Surface yield	g/t	**0.10**	0.10	—%
Total yield	g/t	**2.70**	3.27	(17)%
Gold produced	kg	**3,970**	3,123	27%
	000'oz	**127.6**	100.4	27%
Gold sold	kg	**3,868**	3,042	27%
	000'oz	**124.4**	97.8	27%
AISC	R/kg	**639,288**	650,972	(2)%
	US$/oz	**1,368**	1,227	11%
AIC	R/kg	**674,965**	654,537	3%
	US$/oz	**1,444**	1,234	17%
Sustaining capital expenditure	Rm	**290.1**	230.7	26%
	US$m	**20.0**	14.0	43%
Non-sustaining capital expenditure	Rm	**138.0**	10.8	1,178%
	US$m	**9.5**	0.7	1,257%
Total capital expenditure	Rm	**428.1**	241.5	77%
	US$m	**29.5**	14.7	101%
Net cash flow	Rm	**406.9**	79.3	413%
	US$m	**28.0**	4.8	483%

South Deep H1 2021 performance showed a significant improvement in most measures compared to H1 2020. This is due to a less severe operational impact from COVID-19 related delays, the operation has learned from previous COVID-19 waves and implemented protocols to manage and mitigate the impact. During H1 2020, the mine was placed on care and maintenance during a full COVID-19 lockdown and operated well below its full labour complement for the remainder of H1 2020 in compliance with the government-imposed restrictions. This was partially offset by 10 additional production days due to the change in the calendar in H1 2020. Ore mined increased by 52% to 745,200t for the six months ended 30 June 2021 from 490,400t for the six months ended 30 June 2020. Gold produced increased by 27% to 3,970kg (127,600oz) for the six months ended 30 June 2021 from 3,123kg (100.400oz) for the six months ended 30 June 2020.

Development increased by 57% to 2,418 metres for the six months ended 30 June 2021 from 1,541 metres for the six months ended 30 June 2020. Destress increased by 55% to 23,172m² for the six months ended 30 June 2021 from 14,958m² for the six months ended 30 June 2020 in line with increased output while continuing with migration of mining activities from current mine to North of Wrench. Waste mined increased by 446% to 87,300t for the six months ended 30 June 2021 from 16,000t for the six months ended 30 June 2020 as capital infrastructure development and Cut-5 access development in North of Wrench mining area increased.

Secondary support increased by 77% to 6,382 metres for the six months ended 30 June 2021 from 3,605 metres for the six months ended 30 June 2020 as these activities were reinstated later than production post the 2020 COVID-19 hard lockdown. Backfill decreased by 14% during the six months ended 30 June 2021 compared to the same period in 2020 as H1 2020 included backlog backfill which was reduced significantly.

Surface re-mining and processing increased by 51% as a result of fully utilising the separate processing circuit to maximise value from this operation and supplying sufficient underground backfill quantities, this increase led to a 17% reduction in total yield compared to H1 2020. Underground reef yield decreased by 15% to 5.20g/t for the six months ended 30 June 2021 from 6.14g/t for the six months ended 30 June 2020 due to a decrease in stoping grade, which dropped by 12% combined with an increase in lower grade destress tonnes. Increase in destress volume outputs is also as a result of a change in design which saw an increase in excavation size for destress.

Total all-in cost increased by 3% to R674,965/kg (US$1,444/oz) for the six months ended 30 June 2021 from R654,537/kg (US$1,234/oz) for the six months ended 30 June 2020 mainly due to higher cost of sales before amortisation and depreciation and higher capital expenditure, partially offset by higher gold sold. Translating the largely ZAR based costs into US$ was impacted by a 12% strengthening of the ZAR: US$ in the comparative period.

Capital expenditure increased by 77% to R428.1m (US$29.5m) for the six months ended 30 June 2021 from R241.5m (US$14.7m) for the six months ended 30 June 2020 as explained below.

Sustaining capital expenditure increased by 26% to R290.1m (US$20.0m) for the six months ended 30 June 2021 from R230.7m (US$14.0m) for the six months ended 30 June 2020 mainly due to the winder drum replacement, shaft entrance and plant wall construction, Doornpoort Phase 2 construction and South Shaft infrastructure repairs. Non-sustaining capital expenditure increased by 1178% to R138.0m (US$9.5m) for the six months ended 30 June 2021 from R10.8m (US$0.7m) for the six months ended 30 June 2020. This increase was mainly due to 100L and 105L development and associated infrastructure (105L conveyors and 100L 4 West main crusher).

South Deep generated net cash inflow of R406.9m (US$28.0m) for the six months ended 30 June 2021 compared with an inflow of R79.3m (US$4.8m) for the six months ended 30 June 2020. The increase is mainly due to higher gold sold, partially offset by higher cost of sales before amortisation and depreciation as well as higher capital expenditure.

Guidance
The revised cost and production guidance published on 6 May 2021 is still intact and remains as follows:
• Gold produced 8,700kg (280,000oz);
• All-in sustaining costs ~ R672,000/kg (US$1,410/oz); and
• Total all-in cost ~ R712,000/kg (US$1,495/oz).

West Africa region
Ghana

		June 2021	June 2020	% Variance
Gold production	000'oz	**440.1**	420.4	5%
AISC	US$/oz	**1,081**	1,060	2%
AIC	US$/oz	**1,114**	1,093	2%
Net cash flow	US$m	**181.9**	139.2	31%

Total production increased by 5% to 440koz for the six months ended 30 June 2021 from 420koz for the six months ended 30 June 2020 mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback (DPCB) during H2 2020.

All-in cost increased by 2% to US$1,114/oz for the six months ended 30 June 2021 from US$1,093/oz for the six months ended 30 June 2020.

The region produced net cash flow (excluding Asanko) of US$181.9m for the six months ended 30 June 2021 compared with US$139.2m for the six months ended 30 June 2020. Gold Fields received US$5.0m on the redemption of preference shares from Asanko for the six months ended 30 June 2021 compared with US$37.5m received for the six months ended 30 June 2020. If included the total cash flow would be US$186.9m for the six months ended 30 June 2021 compared with US$176.7m for the six months ended 30 June 2020.

Tarkwa

		June 2021	June 2020	% Variance
Ore mined	000 tonnes	**5,178**	6,343	(18)%
Waste (Capital)	000 tonnes	**28,212**	21,451	32%
Waste (Operational)	000 tonnes	**13,001**	17,537	(26)%
Total waste mined	000 tonnes	**41,213**	38,988	6%
Total tonnes mined	000 tonnes	**46,391**	45,331	2%
Grade mined	g/t	**1.43**	1.33	8%
Gold mined	000'oz	**237.8**	271.0	(12)%
Strip ratio	waste/ ore	**8.0**	6.1	31%
Tonnes milled	000 tonnes	**6,982**	7,314	(5)%
Yield	g/t	**1.14**	1.16	(2)%
Gold produced	000'oz	**256.9**	271.7	(5)%
Gold sold	000'oz	**256.9**	271.7	(5)%
AISC	US$/oz	**1,203**	988	22%
AIC	US$/oz	**1,203**	988	22%
Sustaining capital expenditure	US$m	**107.7**	67.5	60%
Non-sustaining expenditure	US$m	**—**	—	—%
Total capital expenditure	US$m	**107.7**	67.5	60%
Net cash flow	US$m	**115.1**	129.4	(11)%

Gold production decreased by 5% to 256,900oz for the six months ended 30 June 2021 from 271,700oz for the six months ended 30 June 2020 due to lower milled tonnes resulting from lower production days (10 days) compared to 2020. Yield decreased by 2% to 1.14g/t for the six months ended 30 June 2021 from 1.16g/t for the six months ended 30 June 2020 due to lower ore tonnes mined and milled and higher volumes of lower grade stockpiles fed through the mill. Ore rehandled from stockpiles was 2,256kt at a grade of 0.78g/t for the six months ended 30 June 2021 compared to 1,782kt at a grade of 0.78g/t for the six months ended 30 June 2020.

Total tonnes mined, including capital waste stripping, increased by 2% to 46.4Mt for the six months ended 30 June 2021 from 45.3Mt for the six months ended 30 June 2020. Ore tonnes mined decreased by 18% to 5.2Mt for the six months ended 30 June 2021 from 6.3Mt for the six months ended 30 June 2020 due to the focus on capital waste stripping in line with the 2021 mine plan. Capital waste tonnes mined increased by 32% to 28.2Mt for the six months ended 30 June 2021 from 21.5Mt for the six months ended 30 June 2020. Operational waste mined, decreased by 26% to 13.0Mt for the six months ended 30 June 2021 from 17.5Mt for the six months ended 30 June 2020 due to the focus on capital waste stripping in line with the 2021 mine plan. Strip ratio increased by 31% to 8.0 for the six months ended 30 June 2021 from 6.1 for the six months ended 30 June 2020. The high strip ratio is expected to reduce in H2 2021.

All-in cost increased by 22% to US$1,203/oz for the six months ended 30 June 2021 from US$988/oz for the six months ended 30 June 2020 due to higher royalty tax, a contractor mining rate adjustment, the lower gold sold and higher capital expenditure.

Capital expenditure increased by 60% to US$107.7m for the six months ended 30 June 2021 from US$67.5m for the six months ended 30 June 2020 due to higher capital waste expenditure as a result of higher mining unit rates and higher capital waste tonnes mined.

Tarkwa generated net cash flow of US$115.1m for the six months ended 30 June 2021 compared with US$129.4m for the six months ended 30 June 2020 mainly due to the lower gold sold and higher capital expenditure, partially offset by a higher gold price received.

Guidance
The current forecast for Tarkwa indicates that additional capital waste tonnes will be mined in terms of the current mining sequence in 2021 compared to what was included in the original guidance. The additional tonnes mined combined with an increase in the mining contractor rate, timing differences on Tailings Storage Facility (TSF) construction capital and increased royalty charges as a result of the higher gold price received have made it necessary to update the original guidance for Tarkwa to the following:
• Gold produced ~ 510,000oz (unchanged);
• All-in sustaining costs ~ US$1,135/oz, original guidance US$1,075/oz; and
• Total all-in cost ~ US$1,135/oz, original guidance US$1,075/oz.

Damang

		June 2021	June 2020	% Variance
Ore mined	000 tonnes	**4,277**	2,211	93%
Waste (Capital)	000 tonnes	**—**	8	(100)%
Waste (Operational)	000 tonnes	**7,527**	11,679	(36)%
Total waste mined	000 tonnes	**7,527**	11,687	(36)%
Total tonnes mined	000 tonnes	**11,804**	13,898	(15)%
Grade mined	g/t	**1.57**	1.47	7%
Gold mined	000'oz	**216.4**	104.8	106%
Strip ratio	waste/ ore	**1.8**	5.3	(66)%
Tonnes milled	000 tonnes	**2,352**	2,427	(3)%
Yield	g/t	**1.77**	1.12	58%
Gold produced	000'oz	**133.5**	87.8	52%
Gold sold	000'oz	**133.5**	87.8	52%
AISC	US$/oz	**753**	1,371	(45)%
AIC	US$/oz	**810**	1,425	(43)%
Sustaining capital expenditure	US$m	**5.9**	3.7	59%
Non-sustaining expenditure	US$m	**4.3**	4.7	(9)%
Total capital expenditure	US$m	**10.2**	8.4	21%
Net cash flow	US$m	**66.8**	9.8	582%

Gold production increased by 52% to 133,500oz for the six months ended 30 June 2021 from 87,800oz for the six months ended 30 June 2020 mainly due to higher yield. Yield increased by 58% to 1.77g/t for the six months ended 30 June 2021 from 1.12g/t for the six months ended 30 June 2020. This was primarily a function of the higher feed grade delivered from the main Damang pit complex. The higher grades fed were driven by the drop in the mined volumes of the lower grade Huni Sandstone, coupled with the mining advance through to more consistently mineralised zones. In addition, the 421kt ore rehandled from stockpiles for the six months ended 30 June 2021 was at a grade of 1.96g/t compared with 663kt at a grade of 0.94g/t for the six months ended 30 June 2020.

Total tonnes mined decreased by 15% to 11.8Mt for the six months ended 30 June 2021 from 13.9Mt for the six months ended 30 June 2020 in line with the plan and due to lower production days (10 days) compared to 2020.

Operational waste tonnes decreased by 36% to 7.5Mt for the six months ended 30 June 2021 from 11.7Mt for the six months ended 30 June 2020 in line with the plan. Ore tonnes mined increased by 93% to 4.3Mt for the six months ended 30 June 2021 from 2.2Mt for the six months ended 30 June 2020 due to mining through the banket series which is a more consolidated mineralised ore body at the central portion of the Damang pit.

Gold mined increased by 106% to 216,400oz for the six months ended 30 June 2021 from 104,800oz for the six months ended 30 June 2020 due to higher ore tonnes and grade mined as a result of mining the more consistently mineralised zones of the main orebody at the Damang pit complex. Tonnes milled were largely in line with plant capacity.

All-in cost decreased by 43% to US$810/oz for the six months ended 30 June 2021 from US$1,425/oz for the six months ended 30 June 2020 due to higher gold sold and lower cost of sales before amortisation and depreciation, partially offset by higher capital expenditure.

Capital expenditure increased by 21% to US$10.1m for the six months ended 30 June 2021 from US$8.4m for the six months ended 30 June 2020. Sustaining capital expenditure increased by 59% to US$5.9m for the six months ended 30 June 2021 from US$3.7m for the six months ended 30 June 2020 due to timing of expenditure. Non-sustaining capital expenditure decreased by 9% to US$4.3m for the six months ended 30 June 2021 from US$4.7m for the six months ended 30 June 2020 due to timing of expenditure on the construction of the Far East Tailings Storage Facility (FETSF) raise.

Damang generated net cash flow of US$66.8m for the six months ended 30 June 2021 compared with US$9.8m for the six months ended 30 June 2020 mainly due to the increase in gold sold as well as the higher gold price received.

Abosso Goldfields Limited, through the Ghana Arbitration Centre (GAC), served a notice of demand on BCM Ghana on 9 July 2021 and we expect a reply from BCM Ghana shortly through the GAC.

Guidance
The revised cost guidance published on 6 May 2021 is still intact and remains as follows:
- Gold produced ~ 275,000oz (unchanged);
- All-in sustaining costs ~ US$730/oz, original guidance not changed; and
- Total all-in cost ~ US$840/oz.

Asanko (Equity Accounted Joint Venture)
All figures in table on a 100% basis

		June 2021	June 2020	% Variance
Ore mined	000 tonnes	3,174	3,271	(3)%
Waste (Capital)	000 tonnes	1,479	1,233	20%
Waste (Operational)	000 tonnes	17,146	13,945	23%
Total waste mined	000 tonnes	18,625	15,178	23%
Total tonnes mined	000 tonnes	21,799	18,449	18%
Grade mined	g/t	1.27	1.49	(15)%
Gold mined	000'oz	129.5	157.0	(18)%
Strip ratio	waste/ore	5.9	4.6	28%
Tonnes milled	000 tonnes	2,919	3,038	(4)%
Yield	g/t	1.18	1.39	(15)%
Gold produced	000'oz	110.4	135.4	(18)%
Gold sold	000'oz	116.3	129.2	(10)%
AISC	US$/oz	1,314	929	41%
AIC	US$/oz	1,448	1,083	34%
Sustaining capital expenditure	US$m	10.6	12.0	(12)%
Non-sustaining expenditure	US$m	10.2	16.0	(36)%
Total capital expenditure	US$m	20.8	28.0	(26)%
Redemption of preference shares	US$m	5.0	37.5	(87)%

Gold production decreased by 18% to 110,400oz (100% basis) for the six months ended 30 June 2021 from 135,400oz (100% basis) for the six months ended 30 June 2020 mainly due to lower tonnes milled and yield which decreased by 4% and 15%, respectively.

Total tonnes mined increased by 18% to 21.8Mt for the six months ended 30 June 2021 from 18.4Mt for the six months ended 30 June 2020. Waste tonnes mined increased by 23% to 18.6Mt for the six months ended 30 June 2021 from 15.2Mt for the six months ended 30 June 2020 mainly due to the stripping of Cut 3 at Akwasiso. Ore tonnes mined decreased by 3% to 3.2Mt tonnes for the six months ended 30 June 2021 from 3.3Mt tonnes for the six months ended 30 June 2020.

All-in cost increased by 34% to US$1,448/oz for the six months ended 30 June 2021 from US$1,083/oz for the six months ended 30 June 2020 underpinned by a 10% decrease in gold sales and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.

Total capital expenditure (100% basis) decreased by 26% to US$20.8m for the six months ended 30 June 2021 from US$28.0m for the six months ended 30 June 2020 mainly due to non-sustaining capital expenditure decreasing by 36% to US$10.2m for the six months ended 30 June 2021 from US$16.0m for the six months ended 30 June 2020 as a result of the completion of phase 1 of the Tetrem relocation project.

Gold Fields received US$5.0m on the redemption of preference shares from Asanko for the six months ended 30 June 2021 compared with US$37.5m received for the six months ended 30 June 2020.

Guidance
As a result of higher anticipated ore transportation costs as more material will be mined from Esaase, combined with inflationary costs impacts, the costs and production guidance for Asanko have been revised as follows:
- Gold produced ~ lower end of the range 225 000oz to 245 000oz (original guidance 235 000oz);
- All-in sustaining costs ~ US$1,350/oz to US$1,450/oz. (original guidance US$1,235/oz); and
- All-in cost ~ US$1,500/oz to US$1,600/oz (original guidance US$1,400/oz).

South America region
Peru
Cerro Corona

		June 2021	June 2020	% Variance
Ore mined	000 tonnes	**3,032**	4,260	(29)%
Waste mined	000 tonnes	**10,469**	4,300	143%
Total tonnes mined	000 tonnes	**13,501**	8,560	58%
Grade mined – gold	g/t	**0.74**	0.81	(9)%
Grade mined – copper	per cent	**0.43**	0.42	2%
Gold mined	000'oz	**72.4**	111.2	(35)%
Copper mined	tonnes	**12,999**	17,950	(28)%
Tonnes milled	000 tonnes	**3,336**	3,364	(1)%
Gold recoveries	per cent	**59.6**	67.2	(11)%
Copper recoveries	per cent	**86.0**	87.9	(2)%
Yield – gold	g/t	**0.41**	0.62	(34)%
– copper	per cent	**0.35**	0.40	(13)%
– combined	eq g/t	**0.93**	1.00	(7)%
Gold produced	000'oz	**42.5**	64.3	(34)%
Copper produced	tonnes	**11,247**	12,989	(13)%
Total equivalent gold produced	000' eq oz	**99.3**	108.7	(9)%
Total equivalent gold sold	000' eq oz	**103.5**	113.0	(8)%
AISC	US$/oz	**31**	547	(94)%
AISC	US$/ eq oz	**1,041**	887	17%
AIC	US$/oz	**321**	709	(55)%
AIC	US$/ eq oz	**1,162**	984	18%
Sustaining capital expenditure	US$m	**7.1**	8.9	(20)%
Non-sustaining expenditure	US$m	**11.7**	10.5	11%
Total capital expenditure	US$m	**18.8**	19.4	(3)%
Net cash flow	US$m	**27.9**	49.4	(44)%

In H1 2021 Cerro Corona was impacted by slope instability at the pit as a result of the abnormally high rainfall season which triggered the re-sequencing of the mining plan, impacting on the ore mined from the eastern part of the mine. The new mining sequence considers that the high grade ore from the eastern side of the mine will only be available in 2022, and during 2021 mining will be focused on the lower grade western section of the pit. The re-sequencing does not affect the waste stripping required in terms of the 2030 LoM. The Cerro Corona operation was again impacted by COVID-19 disruptions with the peak of the second wave seen during the March and April months in 2021.

Gold production decreased by 34% to 42,500oz for the six months ended 30 June 2021 from 64,300oz for the six months ended 30 June 2020 mainly due to lower head grade and lower recovery. Copper production decreased by 13% to 11,247t for the six months ended 30 June 2021 from 12,989t for the six months ended 30 June 2020 mainly due to lower copper yield as a result of lower copper head grade and lower recoveries following from the revised mining sequence. Equivalent gold production decreased by 9% to 99,300oz for the six months ended 30 June 2021 from 108,700oz for the six months ended 30 June 2020 underpinned by lower gold and copper grades processed, partially offset by a higher price factor.

Total tonnes mined increased by 58% to 13.5Mt for the six months ended 30 June 2021 from 8.6Mt for the six months ended 30 June 2020 mainly due to an increase in waste mined by 143% to 10.5Mt for the six months ended 30 June 2021 from 4.3Mt for the six months ended 30 June 2020. This is in line with the waste recovery plan implemented at the end of 2020 through the deployment of additional mining fleet and equipment.

All-in cost per gold ounce decreased by 55% to US$321/oz for the six months ended 30 June 2021 from US$709/oz for the six months ended 30 June 2020 mainly due to higher by-product credits resulting from higher copper prices, partially offset by lower gold ounces sold. The by-product credit increased to US$106m for the six months ended 30 June 2021 from US$63m for the six months ended 30 June 2020. All-in cost per equivalent ounce increased by 18% to US$1,162/eq oz for the six months ended 30 June 2021 from US$984/eq oz for the six months ended 30 June 2020 mainly due to lower equivalent ounces sold.

Total capital expenditure decreased by 3% to US$18.8m for the six months ended 30 June 2021 from US$19.4m for the six months ended 30 June 2020 and is mainly related to timing of construction activities.

Cerro Corona generated net cash flow of US$27.9m for the six months ended 30 June 2021 compared with US$49.4m for the six months ended 30 June 2020 with the reduction mainly due to the decrease in gold and copper production.

Guidance
Gold production at Cerro Corona is expected to be 20koz lower at 110koz, with copper production remaining at similar levels. However, the higher copper price has more than offset this impact on a gold equivalent ounce basis. The original cost and production guidance given in the February update is still intact and remains as follows:
• Gold equivalents produced ~ 220,000oz (unchanged);
• All-in sustaining costs ~ US$1,030/eq oz (unchanged);
• Total all-in cost ~ US$1,190/eq oz (unchanged);
• All-in sustaining costs ~ US$780/oz (unchanged); and
• Total all-in cost ~ US$1,060/oz (unchanged).

Chile
Salares Norte
Salares Norte total project progress is now at 42% vs plan of 41%, construction progress increased to 30.8% for the six months ended 30 June 2021 compared with 3.8% for the six months ended 30 June 2020. US$149m was spent on the project for the six months ended 30 June 2021 compared with US$44m spent for the six months ended 30 June 2020. The US$149m spent comprised of US$133m capital expenditure, US$13m exploration, a US$12m investment in working capital, a tax payment of US$9m and other cost of US$5m, partially offset by a credit of US$23m from the realised portion of the currency hedge.

Pre-stripping at the Brecha Principal pit commenced in January 2021 and 6.1Mt was stripped for the six months ended 30 June 2021.

The team remains focused on exploring the district, with 12,470 metres drilled for the six months ended 30 June 2021 compared with 8,458 metres for the six months ended 30 June 2020.

Australia region

		June 2021	June 2020	% Variance
Gold production	000'oz	**481.2**	493.8	(3)%
AISC	A$/oz	**1,447**	1,400	3%
	US$/oz	**1,116**	919	21%
AIC	A$/oz	**1,542**	1,463	5%
	US$/oz	**1,189**	960	24%
Net cash flow*	A$m	**207.5**	317.3	(35)%
	US$m	**160.1**	208.3	(23)%

* Includes Australia consolidated tax paid and working capital movements of A$148.2m (US$114.2m) in H1 2021 and A$71.0m (US$46.8m) in H1 2020, respectively.

Gold production decreased by 3% to 481koz for the six months ended 30 June 2021 from 494koz for the six months ended 30 June 2020 mainly due to lower grades of ore mined and processed at Granny Smith and Gruyere and 10 production days less (c.5%) than the comparative period in H1 2020.

All-in cost increased by 5% to A$1,542/oz (US$1,189/oz) for the six months ended 30 June 2021 from A$1,463/oz (US$960/oz) for the six months ended 30 June 2020. US$ all-in cost increased by 23% mainly due to translating the largely A$ based costs into US$ was impacted by a 17% strengthening of the A$:US$ in the comparative period.

The region produced net cash flow of A$207.5m (US$160.1m) for the six months ended 30 June 2021 compared with A$317.3m (US$208.3m) for the six months ended 30 June 2020.

St Ives

		June 2021	June 2020	% Variance
Underground				
Ore mined	000 tonnes	**958**	842	14%
Waste mined	000 tonnes	**384**	444	(14)%
Total tonnes mined	000 tonnes	**1,342**	1,286	4%
Grade mined	g/t	**4.84**	5.12	(5)%
Gold mined	000'oz	**149.2**	138.5	8%
Surface				
Ore mined	000 tonnes	**646**	1,424	(55)%
Surface waste (Capital)	000 tonnes	**2,173**	1,805	20%
Surface waste (Operational)	000 tonnes	**1,269**	3,501	(64)%
Total waste mined	000 tonnes	**3,442**	5,306	(35)%
Total tonnes mined	000 tonnes	**4,088**	6,730	(39)%
Grade mined	g/t	**2.71**	1.40	94%
Gold mined	000'oz	**56.2**	63.9	(12)%
Strip ratio	waste/ore	**5.3**	3.7	43%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**1,604**	2,266	(29)%
Total grade mined	g/t	**3.98**	2.78	43%
Total tonnes mined	000 tonnes	**5,430**	8,016	(32)%
Total gold mined	000'oz	**205.4**	202.4	1%
Tonnes milled	000 tonnes	**2,048**	2,516	(19)%
Yield – underground	g/t	**4.61**	4.41	5%
– surface	g/t	**1.67**	1.33	26%
– combined	g/t	**2.86**	2.33	23%
Gold produced	000'oz	**188.5**	188.1	—%
Gold sold	000'oz	**188.5**	197.1	(4)%
AISC	A$/oz	**1,357**	1,346	1%
	US$/oz	**1,047**	884	18%
AIC	A$/oz	**1,398**	1,376	2%
	US$/oz	**1,078**	904	19%
Sustaining capital expenditure	A$m	**58.8**	51.1	15%
	US$m	**45.3**	33.6	35%
Non-sustaining capital expenditure	A$m	**7.6**	5.9	29%
	US$m	**5.9**	3.9	51%
Total capital expenditure	A$m	**66.4**	57.0	16%
	US$m	**51.2**	37.5	37%
Net cash flow (pre-tax)	A$m	**174.9**	151.8	15%
	US$m	**134.9**	99.7	35%

Gold production remained similar at 188,500oz for the six months ended 30 June 2021, notwithstanding the lower number of production days versus the comparative period (c.5%) mainly due to higher yield.

At the underground operations, ore mined increased by 14% to 958,000t for the six months ended 30 June 2021 from 842,000t for the six months ended 30 June 2020 with Hamlet North reaching sustainable production levels by mid-2020. Waste mined decreased by 14% to 384,000t for the six months ended 30 June 2021 from 444,000t for the six months ended 30 June 2020 with lower development at Hamlet North.

In the open pits, ore mined decreased by 55% to 646,000t for the six months ended 30 June 2021 from 1,424,000t for the six months ended 30 June 2020 and capital waste tonnes mined increased by 20% to 2,173,000t for the six months ended 30 June 2021 from 1,805,000t for the six months ended 30 June 2020. This reflects a current focus on the pre-stripping of Stage 7 of the Neptune pit and the new Delta

Island open pit. Operational waste tonnes mined decreased by 64% to 1,269,000t for the six months ended 30 June 2021 from 3,501,000t for the six months ended 30 June 2020 as St Ives transitions to a predominantly underground operation. Grade mined increased by 94% to 2.71g/t for the six months ended 30 June 2021 from 1.40g/t for the six months ended 30 June 2020 when St Ives was working through a low grade portion of the Neptune pit.

All-in cost increased by 2% to A$1,398/oz (US$1,078/oz) for the six months ended 30 June 2021 from A$1,376/oz (US$904/oz) for the six months ended 30 June 2020 due to a decrease in gold sold and higher capital expenditure, partially offset by lower production cost from the open pits.

Capital expenditure increased by 16% to A$66.4m (US$51.2m) for the six months ended 30 June 2021 from A$57.0m (US$37.5m) for the six months ended 30 June 2020 with expenditure in 2021 on the new paste plant at the Invincible underground mine.

St Ives generated net cash flow of A$174.9m (US$134.9m) for the six months ended 30 June 2021 compared with A$151.8m (US$99.7m) for the six months ended 30 June 2020 mainly due to lower cost of sales before amortisation and depreciation.

Guidance
Changes in the timing of capital expenditure at the Invincible South paste plant, additional pre-strip at the Neptune open pit Stage 7 (due to an increase in the size of Stage 7), increased royalty charges as a result of the higher gold price received and higher labour increases have made it necessary to update the original guidance for St Ives to the following:
• Gold produced ~ 360,000oz (unchanged);
• All-in sustaining cost ~ A$1,393/oz (US$1,045/oz), original guidance A$1,360/oz (US$1,020/oz); and
• Total all-in cost ~ A$1,445/oz (US$1,084), original guidance A$1,410/oz (US$1,060/oz).

Agnew

		June 2021	June 2020	% Variance
Underground ore mined	000 tonnes	**522**	702	(26)%
Underground waste mined	000 tonnes	**464**	396	17%
Total tonnes mined	000 tonnes	**986**	1,098	(10)%
Grade mined – underground	g/t	**6.64**	5.05	31%
Gold mined	000'oz	**111.4**	113.9	(2)%
Tonnes milled	000 tonnes	**626**	698	(10)%
Yield	g/t	**5.55**	4.72	18%
Gold produced	000'oz	**111.7**	105.9	5%
Gold sold	000'oz	**112.5**	105.5	7%
AISC	A$/oz	**1,528**	1,655	(8)%
	US$/oz	**1,178**	1,086	8%
AIC	A$/oz	**1,692**	1,723	(2)%
	US$/oz	**1,305**	1,131	15%
Sustaining capital expenditure	A$m	**36.5**	33.0	11%
	US$m	**28.1**	21.7	29%
Non-sustaining capital expenditure	A$m	**18.5**	7.2	157%
	US$m	**14.3**	4.7	204%
Total capital expenditure	A$m	**55.0**	40.2	37%
	US$m	**42.4**	26.4	61%
Net cash flow (pre-tax)	A$m	**78.5**	63.4	24%
	US$m	**60.6**	41.7	45%

Gold production increased by 5% to 111,700oz for the six months ended 30 June 2021 from 105,900oz for the six months ended 30 June 2020 due to an increase in grade of ore mined and processed in line with the plan, partially offset by a decrease in ore milled, notwithstanding the (c.5%) lower production days than the comparative period.

Ore mined decreased by 26% to 522,000t for the six months ended 30 June 2021 from 702,000t for the six months ended 30 June 2020 with current focus on development of the Kath orebody at Waroonga and the Sheba ore body at New Holland resulting in a 17% increase in waste tonnes mined to 464,000t for the six months ended 30 June 2021 from 396,000t for the six months ended 30 June 2020.

Grade mined increased by 31% to 6.64g/t for the six months ended 30 June 2021 from 5.05g/t for the six months ended 30 June 2020 due to increased grade of ore mined from New Holland with ore production from the higher grade Sheba ore body.

Ore milled decreased by 10% to 626,000t for the six months ended 30 June 2021 from 698,000t for the six months ended 30 June 2020. The decrease can be attributed to the additional production days in the six months ended 30 June 2020 on the transition to a calendar month-end.

All-in cost decreased by 2% to A$1,692/oz (US$1,305/oz) for the six months ended 30 June 2021 from A$1,723/oz (US$1,131/oz) for the six months ended 30 June 2020 due to increased gold sold and lower cost of sales before amortisation and depreciation, partially offset by increased capital expenditure.

Capital expenditure increased by 37% to A$55.0m (US$42.4m) for the six months ended 30 June 2021 from A$40.2m (US$26.4m) for the six months ended 30 June 2020 driven by a 157% increase in non-sustaining capital expenditure to A$18.5m (US$14.3m) for the six months ended June 2021 from A$7.2m (US$4.7m) for the six months ended June 2020. This increase was due to development expenditure incurred to access the Kath Lower and Sheba Extension ore bodies and works to replace the mill crushing circuit.

Agnew generated net cash flow of A$78.5m (US$60.6m) for the six months ended 30 June 2021 compared with A$63.4m (US$41.7m) for the six months ended 30 June 2020 mainly due to increased gold sold.

Guidance
The original cost guidance given in the February update is still intact and remains as follows:
• Gold produced ~ 240,000oz (unchanged);
• All-in sustaining costs ~ A$1,450/oz (US$1,090/oz); and
• Total all-in cost ~ A$1,625/oz (US$1,220/oz).

Granny Smith

		June 2021	June 2020	% Variance
Underground ore mined	000 tonnes	**828**	870	(5)%
Underground waste mined	000 tonnes	**447**	291	54%
Total tonnes mined	000 tonnes	**1,275**	1,161	10%
Grade mined – underground	g/t	**5.02**	5.21	(4)%
Gold mined	000'oz	**133.6**	145.6	(8)%
Tonnes milled	000 tonnes	**824**	877	(6)%
Yield	g/t	**4.58**	4.76	(4)%
Gold produced	000'oz	**121.3**	134.1	(10)%
Gold sold	000'oz	**122.6**	133.9	(8)%
AISC	A$/oz	**1,501**	1,342	12%
	US$/oz	**1,158**	881	31%
AIC	A$/oz	**1,654**	1,473	12%
	US$/oz	**1,276**	967	32%
Sustaining capital expenditure	A$m	**33.8**	31.4	8%
	US$m	**26.1**	20.6	27%
Non-sustaining capital expenditure	A$m	**18.8**	17.5	7%
	US$m	**14.5**	11.5	26%
Total capital expenditure	A$m	**52.6**	48.9	8%
	US$m	**40.6**	32.1	26%
Net cash flow (pre-tax)	A$m	**65.5**	114.9	(43)%
	US$m	**50.5**	75.4	(33)%

Gold production decreased by 10% to 121,300oz for the six months ended 30 June 2021 from 134,100oz for the six months ended 30 June 2020 due to decreased tonnes milled as well as lower grades of ore mined and processed, as well as the lower production days versus the comparative period (c.5%).

Underground waste mined increased by 54% to 447,000t for the six months ended 30 June 2021 from 291,000t for the six months ended 30 June 2020 with focus on development of the second decline. For the six months ended 30 June 2021 the second decline was advanced by 1,410 metres.

All-in cost increased by 12% to A$1,654/oz (US$1,276/oz) for the six months ended 30 June 2021 from A$1,473/oz (US$967/oz) for the six months ended 30 June 2020 due to increased capital expenditure and decreased gold sold.

Capital expenditure increased by 8% to A$52.6m (US$40.6m) for the six months ended 30 June 2021 from A$48.9m (US$32.1m) for the six months ended 30 June 2020. The increase in capital expenditure was mainly due to expenditure on development of the second decline. When completed, the second decline will provide a reduction in current congestion in the main decline and will support short interval control measures to maintain the production profile.

Granny Smith generated net cash flow of A$65.5m (US$50.5m) for the six months ended 30 June 2021 compared with A$114.9m (US$75.4m) for the six months ended 30 June 2020. The decrease is due to the lower gold sold and higher capital costs referred to above coupled with a reduction in the gold price received from A$2,504/oz for the six months ended 30 June 2020 to A$2,322/oz for the six months ended 30 June 2021.

Guidance
An increase in the forecast expenditure on royalties as a result of the higher gold price received, higher labour increases and higher contractor mining cost have made it necessary to update the original guidance of Granny Smith to the following:
• Gold produced ~ 265,000oz (unchanged);
• All-in sustaining costs ~ A$1,475/oz (US$1,110/oz) same as original guidance; and
• Total all-in cost ~ A$1,620/oz (US$1,215/oz), original guidance A$1,600/oz (US$1,200/oz).

Gruyere

		June 2021	June 2020	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**4,548**	3,962	15%
Waste (Capital)	000 tonnes	**13,575**	4,339	213%
Waste (Operational)	000 tonnes	**172**	2,269	(92)%
Total waste mined	000 tonnes	**13,747**	6,608	108%
Total tonnes mined	000 tonnes	**18,295**	10,570	73%
Grade mined	g/t	**0.96**	1.06	(9)%
Gold mined	000'oz	**139.9**	134.8	4%
Strip ratio	waste/ ore	**3.0**	1.7	76%
Tonnes milled	000 tonnes	**4,102**	4,113	—%
Yield	g/t	**0.90**	0.99	(9)%
Gold produced	000'oz	**119.3**	131.5	(9)%
Gold sold	000'oz	**121.1**	130.0	(7)%
AISC	A$/oz	**1,469**	1,269	16%
	US$/oz	**1,133**	833	36%
AIC	A$/oz	**1,486**	1,282	16%
	US$/oz	**1,146**	842	36%
Sustaining capital expenditure – 50% basis	A$m	**27.4**	14.4	90%
	US$m	**21.2**	9.5	123%
Non-sustaining capital expenditure – 50% basis	A$m	**1.0**	0.8	25%
	US$m	**0.8**	0.6	33%
Total capital expenditure – 50% basis	A$m	**28.4**	15.2	87%
	US$m	**22.0**	10.1	118%
Net cash flow – 50% basis (pre-tax)	A$m	**36.8**	58.2	(37)%
	US$m	**28.4**	38.2	(26)%

Gold production decreased by 9% to 119,300oz for the six months ended 30 June 2021 from 131,500oz for the six months ended 30 June 2020 due to lower grades of ore mined and processed, processing plant disruptions at the end of the second quarter and the lower production shifts (c.5%) versus the comparative period.

Mining activity increased during the second half of 2020, and continued in the first half of 2021 following a build-up of contractor mobile equipment on site, as mining operations moved into Stages 2 and 3 of the pit.

Total tonnes mined increased by 73% to 18.3Mt for the six months ended 30 June 2021 from 10.6Mt for the six months ended 30 June 2020. The mix of ore and waste was substantially different during the six months ended 30 June 2021, with a 15% increase in ore mined and a 92% decrease in operational waste mined. Capital stripping increased by 213%, indicative of a focus on pre-strip of Stages 2 and 3 of the pit.

Grade mined decreased by 9% to 0.96g/t for the six months ended 30 June 2021 from 1.06g/t for the six months ended 30 June 2020 in accordance with the mine plan. Yield decreased by 9% to 0.90g/t for the six months ended 30 June 2021 from 0.99g/t for the six months ended 30 June 2020 in line with the grade mined.

All-in cost increased by 16% to A$1,486/oz (US$1,146/oz) for the six months ended 30 June 2021 from A$1,282/oz (US$842/oz) for the six months ended 30 June 2020 due to lower gold sold and increased capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.

Capital expenditure (on a 50% basis) increased by 87% to A$28.4m (US$22.0m) for the six months ended 30 June 2021 from A$15.2m (US$10.1m) for the six months ended 30 June 2020, reflecting the increased pre-stripping of Stages 2 and 3 of the pit.

Gruyere generated net cash flow (on a 50% basis) of A$36.8m (US$28.4m) for the six months ended 30 June 2021 compared with A$58.2m (US$38.2m) for the six months ended 30 June 2020. The decrease is due to the lower gold sold and higher capital costs referred to above coupled with a reduction in the gold price received from A$2,502/oz for the six months ended 30 June 2020 to A$2,345/oz for the six months ended 30 June 2021.

Guidance
As a result of the additional mill maintenance expenditure, increased royalty charges as a result of the higher gold price received and higher labour increases, it became necessary to update the original guidance of Gruyere to the following:
• Gold produced ~ 280,000oz (100%) (unchanged);
• All-in sustaining costs ~ A$1,395/oz (US$1,045/oz), original guidance A$1,310/oz (US$985/oz); and
• Total all-in cost ~ A$1,415/oz (US$1,060/oz), original guidance A$1,330/oz (US$1,000/oz).

Corporate

Mineral resources and mineral reserves

There were no changes to the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2020.

Climate change report and report to stakeholders

On 29 April 2021, Gold Fields released its two key ESG reports that profile the Company's work in this area: the 2020 Report to Stakeholders and the 2020 Climate Change Report, aligned with the recommendations of the Task Force on Climate-Related Financial Disclosure (TCFD).

2020 Climate Change Report

This is the third report produced in line with the TCFD recommendations. These are the key content items from the report:

• A comprehensive risk and vulnerability assessment per region and key adaptation measures to address these impacts and risks.
• A summary of our climate change and water stewardship policy statements.
• Our strategic priority in pursuing decarbonisation and building resilience to climate change in line with our commitment to the Paris Agreement.
• Gold Fields' journey to decarbonisation – we provide a clear roadmap indicating our strategy, supported by implementation projects, with targets to reach net zero carbon by 2050.
• Integration of climate change and water stewardship into our operational management.
• Details of how technology and innovation are critical in our journey towards decarbonisation.

The 2020 Report to Stakeholders

Our stakeholder relationship and engagement policy, which aligns to the King IV Code on Corporate Governance, commits us to a stakeholder inclusive approach that balances the needs of the Company with those of our stakeholders. In this report, our second Report to Stakeholders, we seek to demonstrate how we implement this commitment. The report covers:

• How we distributed value of US$2.85bn to our key stakeholders, including our employees, business partners, communities, governments, and capital
• Prioritisation of community value creation, which totalled US$676m in 2020, through the employment of host community members, sourcing goods and services from companies based in our host communities and socio-economic development investments.
• The relevant strategic priorities of our recently launched ESG Charter.
• Detailed coverage of how each of our countries of operations have responded to the Covid-19 pandemic, including sustaining our mines and supporting our host communities and governments.
• Successes and challenges that we face in delivering value to our stakeholders.

Gold Fields has also published a new portal on all aspects of its Tailings Storage Facilities (TSF) management. It can be found on our website at **www.goldfields.com/environment-tsf.php**. On this portal you can find out about the company's TSF stewardship, performance, and management, including an interactive map showing the details of our 37 TSFs.

South Deep solar project

On the 5 May 2021, Gold Fields Board of Directors gave the green light for the construction of a 40MW solar plant at the South Deep mine in South Africa. This follows the granting of a licence by the National Energy Regulator of South Africa on 25 February 2021.

The 40MW solar plant will generate over 20% of the average electricity consumption of the mine. It will comprise 116,000 solar panels and cover a 118ha area roughly the size of 200 soccer fields and will be on mine property.

The estimated capital investment for the plant is R660m, including contingencies and escalation. This will be funded from the mine's positive cash flows over the next two years. The use of self-generated, renewable energy will translate into savings of around R120m on the cost of electricity a year. South Deep is currently finalising procurement strategies and contractor criteria for the construction of the plant. The plant is expected to be commissioned during Q2 2022.

During 2020, renewable electricity averaged 3% of Gold Fields Group electricity. Once the South Deep project is commissioned, renewable's contribution to the Group total will rise to approximately 11%.

240 jobs will be created during the construction phase, while a team of 12 people will be required to operate the plant once operational. As far as possible, goods and services required to build the plant will be sourced locally within South Africa.

Gold Fields Chairperson Cheryl Carolus to step down at 2022 Annual General Meeting (AGM)

On the 6 May 2021, Gold Fields Chairperson Cheryl Carolus announced that she will step down from her role and as a non-executive director with effect from the Annual General Meeting (AGM) in 2022.

Ms Carolus has been a non-executive director of Gold Fields since 2009 and its Chairperson since 2013. The Nominating and Governance Committee of the Board will commence the search for a new Chairperson shortly.

South Deep and the NUM and UASA reached a three-year wage agreement

On the 11 June 2021 Gold Fields' South Deep Gold Mine and the NUM and UASA trade unions concluded a three-year wage agreement for the period 1 March 2021 to 28 February 2024.

The parties believe that the agreement is in the best interest of employees and the mine's long-term sustainability.

The agreement provides for the following:

• Category 4 – 8 employees will receive a wage increase of 8% in year 1, and 8% or CPI (whichever is the greater) in years 2 and 3.
• Miners, Artisans and Officials will receive a wage increase of 6% in year 1, and 6% or CPI (whichever is the greater) in years 2 and 3.
• CPI-related increases will also be applied to housing allowances. Living-out allowances will be phased out over the three-year period, as required by the Department of Mineral Resources and Energy, and as the mine rolls out its housing strategy.

The total increase of the settlement amounts to an average increase of 6.5% a year over the three-year period.

A range of non-wage related issues have also been agreed to, including an alignment of leave and shift configurations, as well as amendments to other conditions of employment with a view to standardise them across all occupational levels and simplifying associated administrative processes.

Cash dividend

In line with the Company's dividend policy, the Board has approved and declared an interim dividend number 94 of 210 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2021. The interim dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraph 11.17 of the JSE Listings Requirements, the following additional information is disclosed:

• The dividend has been declared out of income reserves;
• The gross local dividend amount is 210 SA cents per ordinary share for shareholders exempt from dividends tax;
• The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend;
• The net local dividend amount is 168 SA cents per ordinary share for shareholders liable to pay the dividends tax;
• Gold Fields currently has 887,717,348 ordinary shares in issue; and
• Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

• Interim dividend number 94: 210 SA cents per share;
• Declaration date: Wednesday, 18 August 2021
• Last date to trade cum-dividend: Tuesday, 7 September 2021;
• Sterling and US Dollar conversion date: Wednesday, 8 September 2021;
• Shares commence trading ex-dividend: Wednesday, 8 September 2021;
• Record date: Friday, 10 September 2021; and
• Payment of dividend: Monday, 13 September 2021.

Share certificates may not be dematerialised or rematerialised between Wednesday, 8 September 2021 and Friday, 10 September 2021, both dates inclusive.

Outlook for 2021

FY 2021 production and cost guidance, as provided in February 2021 remains intact.

Attributable gold equivalent production is expected to be between 2.30Moz and 2.35Moz. AISC is expected to be between US$1,020/oz and US$1,060/oz, with AIC expected to be US$1,310/oz to US$1,350/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,090/oz to US$1,130/oz. The exchange rates used for our 2021 guidance are: R/US$15.50 and US$/A$0.75.

As reported in the Q1 update, two mines within the Group have been impacted by COVID-19 during H1 2021. As a result, production at South Deep is expected to be 300kg (9.3koz) lower at 8,700kg (280.0koz). Gold production at Cerro Corona is expected to be 20koz lower at 110koz, with copper production remaining at similar levels. However, the higher copper price has more than offset this impact on a gold equivalent ounce basis. Consequently, Group guidance remains intact.

Potential further COVID-19-related disruptions increase the risk to Group production and cost guidance.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward-looking statement on pages 5 and 54.

Basis of preparation

The unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

The condensed consolidated financial statements are presented in United States Dollars, which is Gold Fields Limited's presentation currency. The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.

Certain information presented in these results constitutes pro forma financial information. The responsibility for preparing and presenting the pro forma financial information and for the completeness and accuracy of the pro forma financial information is that of the directors of the Company. This is presented for illustrative purposes only and has not been audited or reviewed or otherwise reported on by our external auditors. Because of its nature, the pro forma financial information may not fairly present Gold Field's financial position, changes in equity, and results of operations or cash flows. The pro forma adjustments have been compiled and calculated in terms of the JSE Listings Requirements and Group accounting policies which are consistent with International Financial Reporting Standards and as disclosed in the consolidated financial statements for the year ended 31 December 2020.

Silicosis and tuberculosis class and individual actions

The Tshiamiso Trust has been established to carry out the terms of the settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the silicosis and TB class action. The Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated.

As of 20 January 2021, prospective claimants were able to begin booking appointments at 50 lodgement offices in mining centres and areas from which labour has historically been drawn in South Africa, Lesotho, Mozambique, Eswatini and Botswana. And from 15 February, those offices were opened to accepting the lodgement of documents from these claimants.

The outcome of this work is that, as of 20 July 2021:
• the Trust's call centre has dealt with 73 797 calls;
• 40 182 claimants have made appointments to lodge;
• 36 413 have formally lodged claims applications; and
• 7 723 have undergone benefit medical examinations.

Information on the progress in the implementation of the object of the Tshiamiso Trust and other details can be found at **https://www.tshiamisotrust.com**

Provision raised

Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 30 June 2021, the provision for Gold Fields' share of the settlement of the class action claims and related costs amounted to US$17m (R247m). The nominal value of this provision is US$22m (R309m). The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.

US$150 million Gold Fields La Cima revolving credit facility

In April 2021, Gold Fields La Cima entered into a US$150m revolving credit facility. The final maturity date of this facility is three years from the effective date.

Syndicated revolving credit facilities extension

In July 2021, the US$1,200m Revolving Credit bank facilities were extended by a further one year. The facilities will now run as follows:
• Tranche A: US$600m up to 25 July 2022 then US$550m to 25 July 2023; and then US$505m to 25 July 2024.
• Tranche B: US$600m up to 25 July 2024 then US$505m to 25 July 2025; and then US$460m to July 2026.

Segment reporting

The net profit/(loss) (excluding Asanko) per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:

Six months ended 30 June 2021	US$'m
Net profit	**410.1**
– Operating segments	**481.0**
– Corporate and projects	**(70.9)**

Six months ended 30 June 2020	US$'m
Net profit	160.8
– Operating segments	199.2
– Corporate and projects	(38.4)

Additional notes include:
• Debt maturity ladder on page 27;
• Reconciliation of headline earnings with net profit/(loss) on page 28;
• Fair value hierarchy on page 29;
• Capital commitments on page 30; and
• Hedging/derivatives on page 31.

Chris Griffith
Chief Executive Officer

19 August 2021

The financial statements are presented on a condensed consolidated basis.

Income Statement

Figures in millions unless otherwise stated	United States Dollars	
	Six months ended	
	June 2021	June 2020
Revenue	**1,983.6**	1,754.3
Cost of sales	**(1,146.5)**	(1,072.5)
Cost of sales before amortisation and depreciation	**(831.6)**	(767.4)
Cost of sales before gold inventory change and amortisation and depreciation	**(858.2)**	(752.6)
Gold inventory change	**26.6**	(14.8)
Amortisation and depreciation	**(314.9)**	(305.1)
Net interest expense	**(32.1)**	(41.2)
Share of results of equity-accounted investees, after taxation	**16.5**	28.5
(Loss)/gain on foreign exchange	**(7.4)**	12.0
Loss on financial instruments	**(53.1)**	(275.0)
Share-based payments	**(6.4)**	(6.7)
Long-term incentive plan	**(11.5)**	(25.4)
Other costs, net	**(32.2)**	(27.1)
Exploration expense	**(33.4)**	(35.9)
Profit before royalties, taxation and non-recurring items	**677.5**	311.0
Non-recurring items	**2.8**	1.0
Profit before royalties and taxation	**680.3**	312.0
Royalties	**(54.1)**	(47.8)
Profit before taxation	**626.2**	264.2
Mining and income taxation	**(216.1)**	(103.4)
Normal taxation	**(192.3)**	(152.8)
Deferred taxation	**(23.8)**	49.4
Profit for the period	**410.1**	160.8
Attributable to:		
Owners of the parent	**387.4**	155.5
Non-controlling interests	**22.7**	5.3
Diluted profit attributable to owners of the parent	**385.0**	155.5
Profit per share (cents) attributable to owners of the parent	**44**	18
Diluted profit per share (cents) attributable to owners of the parent	**43**	18
Non-IFRS measures and other disclosures		
Non-recurring items:		
Profit on disposal of property, plant and equipment	**8.9**	0.3
Restructuring costs	**(1.3)**	(0.8)
Salares VAT	**—**	19.6
COVID-19 donations	**(1.4)**	(2.2)
Impairment of FSE	**(3.8)**	(1.6)
Impairment of investments and assets	**(0.4)**	(9.8)
Other	**0.8**	(4.5)
Total non-recurring items	**2.8**	1.0
Taxation on items above	**(1.7)**	4.0
Non-recurring items after tax	**1.1**	5.0
Headline earnings attributable to owners of the parent	**395.5**	173.4
Diluted headline earnings attributable to owners of the parent	**393.1**	173.4
Headline earnings per share (cents) attributable to owners of the parent	**45**	20
Diluted headline earnings per share (cents) attributable to owners of the parent	**44**	20
Normalised profit attributable to owners of the parent	**430.5**	323.4
Normalised profit per share (cents) attributable to owners of the parent	**49**	37
US Dollar/South African Rand conversion rate	**14.54**	16.50
Australian Dollar/US Dollar conversion rate	**0.77**	0.66

Figures may not add as they are rounded independently.

The consolidated financial statements for the six months ended 30 June 2021 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

Statement of Comprehensive Income

	United States Dollars	
	Six months ended	
Figures in millions unless otherwise stated	**June 2021**	June 2020
Profit for the period	**410.1**	160.8
Other comprehensive income, net of tax	**36.7**	(300.4)
Equity investments at FVOCI – net change in fair value*	**8.1**	24.4
Taxation on above item*	**(1.4)**	(2.5)
Foreign currency translation adjustments#	**30.0**	(322.3)
Total comprehensive income for the period	**446.8**	(139.6)
Attributable to:		
– Owners of the parent	**424.1**	(144.9)
– Non-controlling interests	**22.7**	5.3
	446.8	(139.6)

* Items that will not be reclassified to profit or loss.
\# Items can be subsequently reclassified to profit or loss.

Statement of Financial Position

Figures in millions unless otherwise stated	United States Dollars	
	June 2021	Dec 2020
Non-current assets	**5,906.2**	5,713.0
Property, plant and equipment	**4,966.5**	4,771.2
Other non-current assets	**223.1**	220.8
Equity accounted investees	**253.6**	233.3
Investments	**154.5**	147.9
Loan advanced – contractors	**68.4**	68.4
Non-current derivative financial assets	**10.1**	31.4
Deferred taxation	**230.0**	240.0
Current assets	**1,547.8**	1,730.4
Other current assets	**844.3**	843.6
Cash and cash equivalents	**703.5**	886.8
Assets held for sale	**29.4**	29.4
Total assets	**7,483.4**	7,472.8
Total equity	**4,069.3**	3,828.2
Non-current liabilities	**2,637.1**	2,728.1
Deferred taxation	**506.3**	499.9
Borrowings	**1,366.6**	1,443.4
Environmental rehabilitation provisions	**355.2**	361.9
Lease liabilities	**373.7**	364.8
Long-term incentive plan	**18.3**	33.4
Non-current derivative financial liabilities	**—**	7.3
Other long-term provisions	**17.0**	17.4
Current liabilities	**777.0**	916.5
Other current liabilities	**694.6**	735.0
Current portion of borrowings	**—**	83.5
Current portion of long-term incentive plan	**22.6**	33.8
Current portion of lease liabilities	**59.8**	64.2
Total equity and liabilities	**7,483.4**	7,472.8
Non-IFRS measures and other disclosures		
Net debt	**1,096.6**	1,069.1
Net debt (excluding lease liabilities)	**663.1**	640.1
US Dollar/South African Rand conversion rate	**14.27**	14.69
Australian Dollar/US Dollar conversion rate	**0.75**	0.77

Statement of Changes in Equity

| Figures in millions unless otherwise stated | United States Dollars | | | | |
| | Six months ended | | | | |
	Stated capital	Other reserves	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2020	**3,871.5**	**(1,962.6)**	**1,755.6**	**163.7**	**3,828.2**
Total comprehensive income	—	36.7	387.4	22.7	**446.8**
Profit for the period	—	—	387.4	22.7	**410.1**
Other comprehensive income	—	36.7	—	—	**36.7**
Dividends declared	—	—	(190.4)	—	**(190.4)**
Dividends declared to non-controlling interest holders	—	—	—	(21.7)	**(21.7)**
Share-based payments	—	6.4	—	—	**6.4**
Balance at 30 June 2021	**3,871.5**	**(1,919.5)**	**1,952.6**	**164.7**	**4,069.3**

| Figures in millions unless otherwise stated | United States Dollars | | | | |
| | Six months ended | | | | |
	Stated capital	Other reserves	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2019	**3,622.5**	**(2,035.5)**	**1,190.0**	**131.7**	**2,908.7**
Total comprehensive income	—	(300.4)	155.5	5.3	**(139.6)**
Profit for the period	—	—	155.5	5.3	**160.8**
Other comprehensive income	—	(300.4)	—	—	**(300.4)**
Dividends declared	—	—	(53.0)	—	**(53.0)**
Share-based payments	—	6.7	—	—	**6.7**
Shares issued	249.0	—	—	—	**249.0**
Balance at 30 June 2020	**3,871.5**	**(2,329.2)**	**1,292.5**	**137.0**	**2,971.8**

Statement of Cash Flows

Figures in millions unless otherwise stated	United States Dollars Six months ended	
	June 2021	June 2020
Cash flows from operating activities	**688.6**	548.6
Profit before royalties and taxation	**680.3**	312.0
Amortisation and depreciation	**314.9**	305.1
Silicosis payment	**(2.1)**	(1.7)
Payment of long-term incentive plan	**(37.3)**	—
Other non-cash items	**21.4**	110.8
South Deep BEE dividend	**(0.9)**	(1.1)
Change in working capital	**(0.9)**	(21.8)
Royalties and taxation paid	**(286.8)**	(154.7)
Dividends paid	**(212.1)**	(53.0)
Owners of the parent	**(190.4)**	(53.0)
Non-controlling interest holders	**(21.7)**	—
Cash flows from investing activities	**(469.3)**	(251.3)
Capital expenditure – additions	**(455.7)**	(236.2)
Capital expenditure – working capital	**(13.6)**	(2.5)
Proceeds on disposal of property, plant and equipment	**2.3**	0.4
Purchase of investments	**(2.6)**	—
Redemption of Asanko Preference shares	**5.0**	37.5
Loan advanced – contractors	**—**	(68.4)
Proceeds on disposal of investments	**0.1**	22.9
Contributions to environmental trust funds	**(4.8)**	(5.0)
Cash flows from financing activities	**(197.4)**	210.0
Loans received	**204.5**	41.4
Loans repaid	**(360.5)**	(57.9)
Payment of principal lease liabilities	**(41.4)**	(22.5)
Shares issued	**—**	249.0
Net cash (utilised)/generated	**(190.2)**	454.3
Translation adjustment	**6.9**	(28.5)
Cash and cash equivalent at beginning of the period	**886.8**	515.0
Cash and cash equivalent at end of the period	**703.5**	940.8
Non-IFRS measures and other disclosures		
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	**180.4**	320.3

Debt Maturity Ladder

Figures in millions unless otherwise stated	31 Dec 2021	31 Dec 2022	31 Dec 2023	31 Dec 2024	31 Dec 2029	Total
Uncommitted loan facilities						
Rand debt	1,362.0	—	—	—	—	1,362.0
Rand debt translated to US Dollar	95.4	—	—	—	—	95.4
Total (US$m)	**95.4**	**—**	**—**	**—**	**—**	**95.4**
Committed loan facilities						
US Dollar debt	100.0	165.0	435.0	812.5	931.5	2,444.0
Rand debt	—	—	2,500.0	—	—	2,500.0
A$ Dollar debt	—	—	500.0	—	—	500.0
Rand debt translated to US Dollar	—	—	175.2	—	—	175.2
A$ Dollar debt translated to US Dollar	—	—	375.0	—	—	375.0
Total (US$m)	**100.0**	**165.0**	**985.2**	**812.5**	**931.5**	**2,994.2**
Total (US$m) **Uncommitted and committed loan facilities**	**195.4**	**165.0**	**985.2**	**812.5**	**931.5**	**3,089.6**
Utilisation – **Uncommitted loan facilities**						
Rand debt	—	—	—	—	—	—
Rand debt translated to US Dollar	—	—	—	—	—	—
Total (US$m)	**—**	**—**	**—**	**—**	**—**	**—**
Utilisation – Committed loan facilities (including US Dollar bond)						
US Dollar debt	—	25.8	68.2	581.0	496.5	1,171.5
Rand debt	—	—	—	—	—	—
A$ Dollar debt	—	—	260.0	—	—	260.0
Rand debt translated to US Dollar	—	—	—	—	—	—
A$ Dollar debt translated to US Dollar	—	—	195.1	—	—	195.1
Total (US$m)	**—**	**25.8**	**263.3**	**581.0**	**496.5**	**1,366.6**
Total (US$m) – Utilisation – **Uncommitted and committed loan facilities**	**—**	**25.8**	**263.3**	**581.0**	**496.5**	**1,366.6**

Exchange rate: US$1.00 = R14.27 and US$1.00 = A$0.75 being the closing rates at 30 June 2021

Reconciliation of Headline Earnings

Figures in millions unless otherwise stated	United States Dollars	
	Six months ended	
	June 2021	June 2020
Net profit attributable to owners of the parent	387.4	155.5
Profit on disposal of property, plant and equipment	(8.9)	(0.3)
Taxation effect on disposal of property, plant and equipment	2.7	0.1
Impairment of FSE	3.8	1.6
Impairment of investments and assets and other[1]	15.0	25.4
Taxation on impairment of investments and assets[1]	(4.5)	(8.2)
Non-controlling interest effect on impairment of investments and assets	—	(0.7)
Headline earnings	**395.5**	173.4
Headline earnings per share – cents	45	20
Based on headline earnings as given above divided by 886,888,524 (June 2020 – 873,849,687) being the weighted average number of ordinary shares in issue.		

[1] Includes write-off of exploration and evaluation assets in Australia of US$14.6m for the six months ended 30 June 2021 (US$15.6m for the six months ended 30 June 2020).

Fair Value Hierarchy

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the periods ended 30 June 2021 and 31 December 2020.

The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

	United States Dollars							
	30 June 2021				31 December 2020			
Figures in millions unless otherwise stated	**Total**	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value								
Environmental trust funds	7.9	—	7.9	—	7.4	—	7.4	—
Trade receivables from provisional copper sales	10.9	—	10.9	—	23.7	—	23.7	—
Investments – listed	51.6	51.6	—	—	42.4	42.4	—	—
Asanko redeemable preference shares	90.5	—	—	90.5	92.6	—	—	92.6
Warrants	12.4	—	12.4	—	12.9	—	12.9	—
Gold derivative contracts	6.5	—	6.5	—	27.3	—	27.3	—
Foreign currency derivative contracts	45.3	—	45.3	—	86.0	—	86.0	—
Oil derivative contracts	1.9	—	1.9	—	—	—	—	—
Financial assets not measured at fair value								
Environmental trust funds	77.3	—	77.3	—	71.9	—	71.9	—
Loan advanced	68.4	—	—	68.4	68.4	—	—	68.4
Financial liabilities measured at fair value								
Copper derivative contracts	24.7	—	24.7	—	14.0	—	14.0	—
Oil derivative contracts	—	—	—	—	15.1	—	15.1	—
Financial liabilities not measured at fair value								
Borrowings	1,509.0	1,136.4	—	372.6	1,689.8	1,156.3	—	533.5

Environmental trust funds
The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund's underlying investments.

Trade receivables from provisional copper sales
Valued using quoted market prices based on the forward London Metal Exchange ("LME") and, as such, classified within Level 2 of the fair value hierarchy.

Listed investments
Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Asanko redeemable preference shares
The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. The key inputs used in the valuation of the fair value were the discount rate and the timing of the cash flows.

Warrants
Warrants are measured at fair value through profit or loss. The fair value is determined using a standard European call option format based on a standard option theory model.

Oil, gold, copper and foreign exchange derivative contracts
The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates and volatility.

Borrowings
The 5-year notes and the 10-year notes are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within Level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within Level 3 of the fair value hierarchy. The carrying value of borrowings is US$1,366.6m (31 December 2020: US$1,526.9m).

Loan advanced – contractor
The fair value of the contractor loan approximates its carrying amount, determined using the discounted cash flow method and market related interest rates and is classified within Level 3 of the fair value hierarchy.

Capital Commitments

Figures in millions unless otherwise stated	United States Dollars	
	30 June 2021	31 Dec 2020
Commitments		
Capital expenditure		
Contracted for[1]	**498.1**	514.7

[1] Contracted for capital expenditure includes US$345.0m (2020: US$454.0m) for Salares Norte.

Hedging/derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
• to protect cash flows at times of significant expenditure;
• for specific debt servicing requirements; and
• to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Derivative instruments*
Ghana – Oil hedge
In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At the reporting date, the mark-to-market value on the hedge was a positive US$0.9m with a realised loss of US$1.0m for the six months ended 30 June 2021.

Australia – Oil hedge
In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At the reporting date, the mark-to-market value on the hedge was a positive A$1.4m (US$1.0m) with a realised loss of A$0.4m (US$0.3m) for the six months ended 30 June 2021.

Australia – Gold hedge
In the first six months of 2020, 400,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. Between July and October 2020, an additional 600,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. The average strike price of the total 1,000,000oz hedged is A$2,190/oz.

At the reporting date, the mark-to-market value on the hedges was a positive A$8.7m (US$6.5m) with a realised loss of A$20.2m (US$15.6m) for the six months ended 30 June 2021.

Salares Norte – Currency hedge
In March 2020, a total notional amount of US$544.5m was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At the reporting date, the mark-to-market value on the hedge was a positive US$45.3m with a realised gain of US$23.2m for the six months ended 30 June 2021.

La Cima – Copper hedge
In October and November 2020, a total of 24,000 metric tonnes of copper were hedged using cash settled zero cost collars. The hedges are for the period January 2021 to December 2021 and represent the total planned production for 2021. The average strike price is US$6,525/Mt on the floor and US$7,382/Mt on the cap.

At the reporting date of 30 June 2021 the mark-to-market valuation on the hedge was a negative US$24.7m with a realised loss of US$20.6m for the six months ended 30 June 2021.

Outstanding hedges
At 30 June 2021, the following hedges are outstanding:
• Australia gold – 499,989oz using bought puts at an average strike price of A$2,190/oz for the period July 2021 to December 2021.
• Australia oil – a total of 39.0 million litres of diesel at an average swap price is US$74.0 per barrel using fixed price Singapore 10ppm Gasoil cash settled swap transactions for the period July 2021 to December 2022.
• Ghana oil – a total of 63.4 million litres of diesel at an average swap price is US$75.8 per barrel using fixed price ICE Gasoil cash settled swap transactions for the period July 2021 to December 2022.
• Peru – 12,000 metric tonnes of copper using cash settled zero cost collars at average strike price is US$6,525/Mt on the floor and US$7,382/Mt on the cap for the period July 2021 to December 2021.
• Chile – a total notional amount of US$343.7m at a rate of CLP/US$836.45 for the period July 2021 to December 2022.

* Have not been designated for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Segmental Operating and Financial Results

United States Dollars

Figures in millions unless otherwise stated		Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region
					Ghana				Peru
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
Operating Results Ore milled/treated (000 tonnes)	**Six months to June 2021**	**21,005**	**19,691**	**1,472**	**10,648**	**6,982**	**2,352**	**1,313**	**3,336**
	Six months to Dec 2020	21,133	19,826	1,303	10,599	6,920	2,372	1,307	3,431
	Six months to June 2020	21,573	20,206	954	11,108	7,314	2,427	1,367	3,364
Yield (grams per tonne)	**Six months to June 2021**	**1.7**	**1.7**	**2.7**	**1.3**	**1.1**	**1.8**	**1.2**	**0.9**
	Six months to Dec 2020	1.8	1.8	3.0	1.3	1.1	1.8	1.2	0.9
	Six months to June 2020	1.6	1.6	3.3	1.2	1.2	1.1	1.4	1.0
Gold produced (000 managed equivalent ounces)	**Six months to June 2021**	**1,148.2**	**1,098.5**	**127.6**	**440.1**	**256.9**	**133.5**	**49.7**	**99.3**
	Six months to Dec 2020	1,189.2	1,137.7	126.5	441.3	254.6	135.2	51.6	98.4
	Six months to June 2020	1,123.2	1,062.3	100.4	420.4	271.7	87.8	60.9	108.7
Gold produced (000 attributable equivalent ounces)	**Six months to June 2021**	**1,104.1**	**1,054.4**	**123.1**	**401.0**	**231.2**	**120.1**	**49.7**	**98.8**
	Six months to Dec 2020	1,149.9	1,098.3	126.5	402.4	229.1	121.7	51.6	97.9
	Six months to June 2020	1,086.8	1,025.9	100.4	384.4	244.5	79.0	60.9	108.2
Gold sold (000 managed equivalent ounces)	**Six months to June 2021**	**1,154.7**	**1,102.3**	**124.4**	**442.7**	**256.9**	**133.5**	**52.3**	**103.5**
	Six months to Dec 2020	1,181.9	1,130.3	126.5	441.3	254.6	135.2	51.5	98.4
	Six months to June 2020	1,129.9	1,071.8	97.8	417.6	271.7	87.8	58.1	113.0
Gold price received (Dollar per equivalent ounce)	**Six months to June 2021**	**1,798**	**1,799**	**1,793**	**1,798**	**1,800**	**1,803**	**1,772**	**1,772**
	Six months to Dec 2020	1,889	1,891	1,890	1,886	1,891	1,890	1,848	1,987
	Six months to June 2020	1,635	1,637	1,597	1,639	1,643	1,655	1,597	1,638
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Six months to June 2021**	**43**	**44**	**103**	**30**	**23**	**47**	**42**	**25**
	Six months to Dec 2020	41	40	96	31	20	55	43	23
	Six months to June 2020	37	37	107	28	21	43	38	24
All-in sustaining costs (Dollar per ounce)	**Six months to June 2021**	**1,087**	**1,076**	**1,368**	**1,081**	**1,203**	**753**	**1,314**	**31**
	Six months to Dec 2020	960	943	1,245	995	1,047	772	1,322	400
	Six months to June 2020	978	981	1,227	1,060	988	1,371	929	547
Total all-in cost (Dollar per ounce)	**Six months to June 2021**	**1,153**	**1,139**	**1,444**	**1,114**	**1,203**	**810**	**1,448**	**321**
	Six months to Dec 2020	1,009	982	1,280	1,028	1,047	782	1,579	722
	Six months to June 2020	1,020	1,017	1,234	1,093	988	1,425	1,083	709
Financial Results (US$ millions)									
Revenue	**Six months to June 2021**	**2,076.3**	**1,983.6**	**223.0**	**795.7**	**462.4**	**240.7**	**92.7**	**183.4***
	Six months to Dec 2020	2,233.1	2,137.8	243.9	832.3	481.5	255.5	95.3	183.7
	Six months to June 2020	1,847.1	1,754.3	156.2	684.4	446.3	145.3	92.8	185.1
Cost of sales before amortisation and depreciation	**Six months to June 2021**	**(887.0)**	**(831.4)**	**(147.9)**	**(288.2)**	**(157.4)**	**(75.2)**	**(55.6)**	**(91.2)**
	Six months to Dec 2020	(774.1)	(722.0)	(125.6)	(255.6)	(134.8)	(68.6)	(52.2)	(75.6)
	Six months to June 2020	(809.2)	(767.3)	(103.3)	(307.3)	(162.2)	(103.2)	(41.9)	(78.7)
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2021**	**(913.6)**	**(858.0)**	**(151.5)**	**(324.7)**	**(157.5)**	**(111.7)**	**(55.5)**	**(83.9)**
	Six months to Dec 2020	(857.8)	(802.3)	(124.7)	(323.8)	(138.5)	(129.7)	(55.6)	(78.8)
	Six months to June 2020	(803.8)	(752.5)	(102.5)	(310.7)	(156.0)	(103.3)	(51.3)	(79.5)
– Gold inventory change	**Six months to June 2021**	**26.5**	**26.6**	**3.7**	**36.5**	**0.1**	**36.5**	**(0.1)**	**(7.3)**
	Six months to Dec 2020	83.6	80.3	(1.0)	68.2	3.7	61.1	3.4	3.1
	Six months to June 2020	(5.2)	(14.8)	(0.8)	3.6	(6.1)	0.1	9.6	0.8
Amortisation of mining assets	**Six months to June 2021**	**(315.6)**	**(306.3)**	**(20.0)**	**(127.3)**	**(70.3)**	**(47.6)**	**(9.3)**	**(33.1)**
	Six months to Dec 2020	(359.3)	(348.0)	(16.0)	(133.0)	(72.8)	(48.9)	(11.4)	(36.5)
	Six months to June 2020	(312.9)	(301.3)	(13.1)	(133.7)	(95.4)	(26.7)	(11.6)	(41.1)
Other expenses	**Six months to June 2021**	**(106.2)**	**(101.6)**	**(1.0)**	**(16.0)**	**(5.4)**	**(6.1)**	**(4.6)**	**(42.0)**
	Six months to Dec 2020	(196.5)	(193.9)	(0.9)	(37.3)	(18.0)	(16.7)	(2.6)	(22.5)
	Six months to June 2020	(320.2)	(320.5)	(90.2)	(91.3)	(66.0)	(25.6)	0.3	(9.6)
Profit/(loss) before royalties and taxation	**Six months to June 2021**	**767.5**	**744.3**	**54.1**	**364.2**	**229.2**	**111.8**	**23.2**	**17.1**
	Six months to Dec 2020	903.1	873.9	101.4	406.5	256.0	121.3	29.2	49.0
	Six months to June 2020	404.9	365.2	(50.5)	152.1	122.7	(10.3)	39.7	55.6
Royalties, mining and income taxation	**Six months to June 2021**	**(273.8)**	**(269.1)**	**(17.0)**	**(131.2)**	**(84.5)**	**(42.0)**	**(4.6)**	**(7.5)**
	Six months to Dec 2020	(353.1)	(348.4)	(30.0)	(184.2)	(121.4)	(58.0)	(4.8)	(18.9)
	Six months to June 2020	(158.3)	(153.7)	14.0	(54.1)	(52.6)	3.1	(4.6)	(29.5)
– Normal taxation	**Six months to June 2021**	**(105.2)**	**(105.2)**	**—**	**(91.1)**	**(51.5)**	**(39.6)**	**—**	**(14.1)**
	Six months to Dec 2020	(265.1)	(265.1)	—	(72.6)	(72.6)	—	—	(26.5)
	Six months to June 2020	(82.7)	(82.7)	—	(57.0)	(57.0)	—	—	(25.7)

Segmental Operating and Financial Results continued

		United States Dollars							
		Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region
						Ghana			Peru
Figures in millions unless otherwise stated				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
Financial Results (US$ millions) continued									
– Royalties	**Six months to June 2021**	**(58.8)**	**(54.1)**	**(1.1)**	**(32.8)**	**(18.5)**	**(9.6)**	**(4.6)**	**(2.6)**
	Six months to Dec 2020	(62.0)	(57.3)	(1.2)	(34.2)	(19.3)	(10.2)	(4.8)	(2.9)
	Six months to June 2020	(52.4)	(47.7)	(0.8)	(28.3)	(17.9)	(5.8)	(4.6)	(2.7)
– Deferred taxation	**Six months to June 2021**	**(109.8)**	**(109.8)**	**(15.9)**	**(7.3)**	**(14.5)**	**7.2**	**—**	**9.3**
	Six months to Dec 2020	(26.0)	(26.0)	(28.8)	(77.3)	(29.5)	(47.8)	—	10.5
	Six months to June 2020	(23.3)	(23.3)	14.8	31.2	22.3	8.9	—	(1.0)
Profit/(loss) before non-recurring items	**Six months to June 2021**	**493.7**	**475.2**	**37.1**	**233.0**	**144.7**	**69.8**	**18.6**	**9.6**
	Six months to Dec 2020	550.0	525.6	71.4	222.4	134.6	63.3	24.5	30.1
	Six months to June 2020	246.5	211.5	(36.4)	98.0	70.2	(7.2)	35.0	26.2
Non-recurring items	**Six months to June 2021**	**5.9**	**5.9**	**(1.3)**	**(1.3)**	**(1.3)**	**—**	**—**	**(0.6)**
	Six months to Dec 2020	(35.7)	(35.7)	1.2	(31.4)	(30.5)	(0.9)	—	(2.1)
	Six months to June 2020	(12.3)	(12.3)	(0.9)	(10.8)	(0.7)	(10.0)	—	(0.2)
Net profit/(loss)	**Six months to June 2021**	**499.6**	**481.0**	**35.8**	**231.7**	**143.4**	**69.8**	**18.6**	**9.0**
	Six months to Dec 2020	514.3	489.9	72.6	190.9	104.1	62.4	24.5	27.9
	Six months to June 2020	234.2	199.2	(37.3)	87.2	69.4	(17.2)	35.0	26.0
Capital expenditure	**Six months to June 2021**	**(331.5)**	**(322.2)**	**(29.4)**	**(127.2)**	**(107.7)**	**(10.1)**	**(9.3)**	**(18.8)**
	Six months to Dec 2020	(288.6)	(270.0)	(34.4)	(109.8)	(79.7)	(11.5)	(18.6)	(30.6)
	Six months to June 2020	(228.4)	(215.8)	(14.6)	(88.5)	(67.5)	(8.4)	(12.6)	(19.3)

The average US Dollar/Rand exchange rates for the six months were US$1 = R14.54 for June 2021, US$1 = R16.26 for December 2020 and US$1 = R16.50 for June 2020
The average Australian/US Dollar exchange rates for the six months were A$1 = US$0.77 for June 2021, A$1 = US$0.72 for December 2020 and A$1 = US$0.66 for June 2020.
*Included in total revenue is copper revenue of US$105.2m (Six months to December 2020: US$80.3m and six months to June 2020: US$62.5m).
Figures may not add as they are rounded independently.

Segmental Operating and Financial Results continued

Figures in millions unless otherwise stated		United States Dollars — Australia Region					Australian Dollars — Australia Region[1]					South African Rand — South Africa Region[2]
		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**Six months to June 2021**	**5,549**	**2,048**	**626**	**824**	**2,051**	**5,549**	**2,048**	**626**	**824**	**2,051**	**1,472**
	Six months to Dec 2020	5,799	2,301	658	842	1,997	5,799	2,301	658	842	1,997	1,303
	Six months to June 2020	6,147	2,516	698	877	2,057	6,147	2,516	698	877	2,057	954
Yield (grams per tonne)	**Six months to June 2021**	**2.7**	**2.9**	**5.5**	**4.6**	**0.9**	**2.7**	**2.9**	**5.5**	**4.6**	**0.9**	**2.7**
	Six months to Dec 2020	2.8	2.7	6.0	5.0	1.0	2.8	2.7	6.0	5.0	1.0	3.0
	Six months to June 2020	2.5	2.3	4.7	4.8	1.0	2.5	2.3	4.7	4.8	1.0	3.3
Gold produced (000 managed equivalent ounces)	**Six months to June 2021**	**481.2**	**188.5**	**111.7**	**121.3**	**59.7**	**481.2**	**188.5**	**111.7**	**121.3**	**59.7**	**3,970**
	Six months to Dec 2020	523.1	196.8	127.3	135.6	63.4	523.1	196.8	127.3	135.6	63.4	3,933
	Six months to June 2020	493.8	188.1	105.9	134.1	65.7	493.8	188.1	105.9	134.1	65.7	3,123
Gold produced (000 attributable equivalent ounces)	**Six months to June 2021**	**481.2**	**188.5**	**111.7**	**121.3**	**59.7**	**481.2**	**188.5**	**111.7**	**121.3**	**59.7**	**3,828**
	Six months to Dec 2020	523.1	196.8	127.3	135.6	63.4	523.1	196.8	127.3	135.6	63.4	3,933
	Six months to June 2020	493.8	188.1	105.9	134.1	65.7	493.8	188.1	105.9	134.1	65.7	3,123
Gold sold (000 managed equivalent ounces)	**Six months to June 2021**	**484.1**	**188.5**	**112.5**	**122.6**	**60.6**	**484.1**	**188.5**	**112.5**	**122.6**	**60.6**	**3,868**
	Six months to Dec 2020	519.0	196.7	128.0	131.3	63.0	519.0	196.7	128.0	131.3	63.0	4,014
	Six months to June 2020	501.5	197.1	105.5	133.9	65.0	501.5	197.1	105.5	133.9	65.0	3,042
Gold price received (Dollar per equivalent ounce)	**Six months to June 2021**	**1,806**	**1,808**	**1,814**	**1,792**	**1,811**	**2,340**	**2,344**	**2,351**	**2,322**	**2,345**	**838,127**
	Six months to Dec 2020	1,875	1,879	1,866	1,874	1,883	2,608	2,609	2,612	2,599	2,613	990,398
	Six months to June 2020	1,638	1,632	1,636	1,645	1,645	2,493	2,485	2,490	2,504	2,502	847,286
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Six months to June 2021**	**64**	**63**	**134**	**119**	**21**	**83**	**81**	**173**	**154**	**27**	**1,497**
	Six months to Dec 2020	57	54	119	106	19	79	75	164	147	26	1,557
	Six months to June 2020	51	46	113	92	17	77	70	173	141	26	1,773
All-in sustaining costs (Dollar per ounce)	**Six months to June 2021**	**1,116**	**1,047**	**1,178**	**1,158**	**1,133**	**1,447**	**1,357**	**1,528**	**1,501**	**1,469**	**639,288**
	Six months to Dec 2020	916	803	960	996	1,012	1,264	1,100	1,327	1,379	1,406	651,925
	Six months to June 2020	919	884	1,086	881	833	1,400	1,346	1,655	1,342	1,269	650,972
Total all-in cost (Dollar per ounce)	**Six months to June 2021**	**1,189**	**1,078**	**1,305**	**1,276**	**1,146**	**1,542**	**1,398**	**1,692**	**1,654**	**1,486**	**674,965**
	Six months to Dec 2020	953	842	989	1,054	1,022	1,316	1,155	1,366	1,457	1,420	670,528
	Six months to June 2020	960	904	1,131	967	842	1,463	1,376	1,723	1,473	1,282	654,537
Financial Results (US$ millions)												
Revenue	**Six months to June 2021**	**874.2**	**340.8**	**204.2**	**219.6**	**109.7**	**1,132.9**	**441.7**	**264.6**	**284.6**	**142.1**	**3,241.7**
	Six months to Dec 2020	973.2	369.7	238.9	246.1	118.5	1,353.4	513.3	334.3	341.3	164.5	3,975.8
	Six months to June 2020	821.5	321.7	172.6	220.3	106.9	1,250.4	489.7	262.7	335.4	162.6	2,577.1
Cost of sales before amortisation and depreciation	**Six months to June 2021**	**(359.7)**	**(136.5)**	**(88.8)**	**(96.7)**	**(37.6)**	**(466.4)**	**(177.0)**	**(115.2)**	**(125.4)**	**(48.8)**	**(2,150.2)**
	Six months to Dec 2020	(317.3)	(110.5)	(83.7)	(86.0)	(37.1)	(437.1)	(151.3)	(115.6)	(118.9)	(51.2)	(2,045.5)
	Six months to June 2020	(319.8)	(123.6)	(79.1)	(81.1)	(36.0)	(487.0)	(188.2)	(120.4)	(123.5)	(54.8)	(1,705.1)
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2021**	**(353.4)**	**(128.5)**	**(83.7)**	**(97.8)**	**(43.3)**	**(458.2)**	**(166.6)**	**(108.5)**	**(126.8)**	**(56.2)**	**(2,203.5)**
	Six months to Dec 2020	(330.6)	(125.4)	(78.2)	(89.2)	(37.8)	(457.0)	(173.5)	(107.7)	(123.5)	(52.3)	(2,029.9)
	Six months to June 2020	(311.0)	(115.3)	(79.1)	(81.0)	(35.6)	(473.7)	(175.6)	(120.5)	(123.4)	(54.2)	(1,691.8)
– Gold inventory change	**Six months to June 2021**	**(6.3)**	**(8.0)**	**(5.1)**	**1.1**	**5.7**	**(8.2)**	**(10.4)**	**(6.6)**	**1.4**	**7.4**	**53.3**
	Six months to Dec 2020	13.3	14.9	(5.5)	3.2	0.7	19.9	22.2	(8.0)	4.6	1.1	(15.6)
	Six months to June 2020	(8.7)	(8.3)	0.1	(0.1)	(0.4)	(13.3)	(12.6)	0.1	(0.1)	(0.6)	(13.3)
Amortisation of mining assets	**Six months to June 2021**	**(135.3)**	**(36.8)**	**(27.1)**	**(32.8)**	**(38.6)**	**(175.4)**	**(47.7)**	**(35.1)**	**(42.5)**	**(50.0)**	**(290.7)**
	Six months to Dec 2020	(173.8)					(243.0)					(260.1)
	Six months to June 2020	(125.0)					(190.4)					(216.0)
Other expenses	**Six months to June 2021**	**(47.2)**					**(61.2)**					**(14.0)**
	Six months to Dec 2020	(135.8)					(187.7)					(3.3)
	Six months to June 2020	(129.1)					(196.6)					(1,488.7)
Profit/(loss) before royalties and taxation	**Six months to June 2021**	**332.1**					**430.0**					**786.8**
	Six months to Dec 2020	346.2					485.6					1,667.0
	Six months to June 2020	247.6					376.4					(832.6)
Royalties, mining and income taxation	**Six months to June 2021**	**(118.1)**					**(153.1)**					**(246.7)**
	Six months to Dec 2020	(120.1)					(167.7)					(492.7)
	Six months to June 2020	(88.9)					(135.3)					231.8
– Normal taxation	**Six months to June 2021**	**—**					**—**					**—**
	Six months to Dec 2020	(166.0)					(240.8)					—
	Six months to June 2020	—					—					—

Segmental Operating and Financial Results continued

		United States Dollars					Australian Dollars					South African Rand
			Australia Region					Australia Region[1]				South Africa Region[2]
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Financial Results (US$ millions) continued												
– Royalties	**Six months to June 2021**	**(22.3)**					**(28.9)**					**(16.2)**
	Six months to Dec 2020	(23.7)					(32.8)					(19.9)
	Six months to June 2020	(20.6)					(31.4)					(12.9)
– Deferred taxation	**Six months to June 2021**	**(95.8)**					**(124.2)**					**(230.5)**
	Six months to Dec 2020	69.6					105.9					(472.8)
	Six months to June 2020	(68.3)					(104.0)					244.7
Profit/(loss) before non-recurring items	**Six months to June 2021**	**214.0**					**276.9**					**540.1**
	Six months to Dec 2020	226.2					317.8					1,174.3
	Six months to June 2020	158.7					241.1					(600.8)
Non-recurring items	**Six months to June 2021**	**9.1**					**11.8**					**(18.9)**
	Six months to Dec 2020	(3.3)					(4.8)					19.9
	Six months to June 2020	(0.4)					(0.7)					(14.7)
Net profit/(loss)	**Six months to June 2021**	**223.0**					**288.6**					**521.2**
	Six months to Dec 2020	222.9					313.0					1,194.2
	Six months to June 2020	158.3					240.4					(615.5)
Capital expenditure	**Six months to June 2021**	**(156.1)**	**(51.2)**	**(42.4)**	**(40.5)**	**(22.0)**	**(202.4)**	**(66.4)**	**(54.9)**	**(52.6)**	**(28.5)**	**(428.1)**
	Six months to Dec 2020	(113.8)	(36.0)	(25.5)	(34.3)	(18.0)	(157.4)	(49.6)	(35.0)	(47.4)	(25.4)	(562.4)
	Six months to June 2020	(106.0)	(37.4)	(26.4)	(32.1)	(10.0)	(161.4)	(57.0)	(40.3)	(48.9)	(15.3)	(241.6)

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

[1] For Australia, all financial numbers are in Australian Dollar.
[2] For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.

All-in Cost
World Gold Council Industry Standard

		United States Dollars								
		Total Group Including Equity Accounted Joint Venture	Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region
							Ghana			Peru
Figures in millions unless otherwise stated					South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2021**	**(913.6)**	**(913.6)**	**(858.0)**	**(151.5)**	**(324.7)**	**(157.5)**	**(111.7)**	**(55.5)**	**(83.9)**
	Six months to Dec 2020	(858.1)	(858.1)	(802.3)	(124.7)	(324.0)	(138.5)	(129.7)	(55.8)	(78.8)
	Six months to June 2020	(803.8)	(803.8)	(752.5)	(102.5)	(310.7)	(156.0)	(103.3)	(51.3)	(79.5)
Gold inventory change	**Six months to June 2021**	**26.5**	**26.5**	**26.6**	**3.7**	**36.5**	**0.1**	**36.5**	**(0.1)**	**(7.3)**
	Six months to Dec 2020	83.6	83.6	80.3	(1.0)	68.2	3.7	61.1	3.4	3.1
	Six months to June 2020	(5.2)	(5.2)	(14.8)	(0.8)	3.6	(6.1)	0.1	9.6	0.8
Royalties	**Six months to June 2021**	**(58.8)**	**(58.8)**	**(54.1)**	**(1.1)**	**(32.8)**	**(18.5)**	**(9.6)**	**(4.6)**	**(2.6)**
	Six months to Dec 2020	(62.0)	(62.0)	(57.3)	(1.2)	(34.2)	(19.3)	(10.2)	(4.8)	(2.9)
	Six months to June 2020	(52.4)	(52.4)	(47.7)	(0.8)	(28.3)	(17.9)	(5.8)	(4.6)	(2.7)
Realised gains/(losses) on commodity cost hedges	**Six months to June 2021**	**(1.3)**	**(1.3)**	**(1.3)**	**—**	**(1.0)**	**(0.6)**	**(0.4)**	**—**	**—**
	Six months to Dec 2020	(5.8)	(5.8)	(5.8)	—	(3.9)	(2.5)	(1.4)	—	—
	Six months to June 2020	(4.4)	(4.4)	(4.4)	—	(2.9)	(2.2)	(0.7)	—	—
Community/social responsibility costs	**Six months to June 2021**	**(8.1)**	**(8.1)**	**(8.1)**	**(0.9)**	**(5.5)**	**(3.8)**	**(1.7)**	**—**	**(1.7)**
	Six months to Dec 2020	(8.5)	(8.5)	(8.5)	(0.2)	(5.2)	(3.4)	(1.8)	—	(3.2)
	Six months to June 2020	(3.9)	(3.9)	(3.9)	(0.5)	(2.7)	(2.5)	(0.2)	—	(0.7)
Non-cash remuneration – share-based payments	**Six months to June 2021**	**(6.4)**	**(2.9)**	**(2.9)**	**(0.2)**	**(1.1)**	**(1.0)**	**(0.1)**	**—**	**(0.7)**
	Six months to Dec 2020	(7.5)	(3.6)	(3.6)	(0.1)	(1.4)	(1.3)	(0.1)	—	(0.8)
	Six months to June 2020	(6.8)	(2.9)	(2.9)	0.7	(1.5)	(1.6)	0.1	—	(0.7)
Cash remuneration (long-term incentive plan)	**Six months to June 2021**	**(10.9)**	**(10.1)**	**(10.1)**	**(0.3)**	**(3.1)**	**(2.4)**	**(0.7)**	**—**	**(0.5)**
	Six months to Dec 2020	(23.8)	(20.0)	(20.0)	(3.9)	(6.8)	(4.6)	(2.2)	—	(1.0)
	Six months to June 2020	(25.4)	(21.7)	(21.7)	(2.2)	(5.9)	(4.2)	(1.7)	—	(4.3)
Other	**Six months to June 2021**	**(1.5)**	**(1.5)**	**(1.5)**	**—**	**(1.5)**	**(1.5)**	**—**	**—**	**—**
	Six months to Dec 2020	(0.6)	(0.6)	(0.6)	—	(0.6)	—	(0.6)	—	—
	Six months to June 2020	(0.4)	(0.4)	(0.4)	—	(0.4)	—	(0.4)	—	—
By-product credits	**Six months to June 2021**	**109.2**	**109.2**	**109.0**	**0.3**	**1.2**	**0.9**	**0.1**	**0.2**	**106.4**
	Six months to Dec 2020	83.8	83.8	83.6	0.4	1.1	0.9	0.1	0.2	81.2
	Six months to June 2020	64.5	64.5	64.3	0.2	0.7	0.5	—	0.2	62.9
Rehabilitation amortisation and interest	**Six months to June 2021**	**(10.1)**	**(10.1)**	**(9.9)**	**—**	**(3.9)**	**(2.5)**	**(1.2)**	**(0.3)**	**(3.3)**
	Six months to Dec 2020	(12.4)	(12.4)	(12.3)	(0.1)	(4.4)	(3.1)	(1.2)	(0.1)	(3.2)
	Six months to June 2020	(12.2)	(12.2)	(12.1)	(0.1)	(4.3)	(3.2)	(1.0)	(0.1)	(3.5)
Sustaining capital expenditure	**Six months to June 2021**	**(266.4)**	**(266.1)**	**(261.3)**	**(20.0)**	**(118.4)**	**(107.7)**	**(5.9)**	**(4.8)**	**(7.1)**
	Six months to Dec 2020	(236.3)	(236.1)	(228.6)	(29.9)	(97.3)	(79.7)	(10.1)	(7.5)	(14.7)
	Six months to June 2020	(185.7)	(184.8)	(179.3)	(14.0)	(76.6)	(67.5)	(3.7)	(5.4)	(8.9)
Lease payments	**Six months to June 2021**	**(54.6)**	**(53.5)**	**(49.9)**	**(0.1)**	**(24.1)**	**(14.5)**	**(6.0)**	**(3.6)**	**(0.7)**
	Six months to Dec 2020	(56.9)	(56.1)	(52.5)	(0.1)	(30.7)	(18.9)	(8.3)	(3.6)	(0.5)
	Six months to June 2020	(34.9)	(33.8)	(31.5)	(0.1)	(13.7)	(7.7)	(3.7)	(2.4)	(0.6)
All-in sustaining costs	**Six months to June 2021**	**(1,195.9)**	**(1,190.3)**	**(1,121.5)**	**(170.1)**	**(478.4)**	**(309.1)**	**(100.6)**	**(68.7)**	**(1.4)**
	Six months to Dec 2020	(1,104.5)	(1,095.8)	(1,027.6)	(160.7)	(439.2)	(266.6)	(104.4)	(68.2)	(20.8)
	Six months to June 2020	(1,070.6)	(1,061.0)	(1,007.0)	(120.0)	(442.7)	(268.3)	(120.4)	(54.0)	(37.3)
Realised gains/losses on capital cost hedges	**Six months to June 2021**	**23.2**	**—**	**—**						
	Six months to Dec 2020	5.2	—	—	—	—	—	—	—	—
	Six months to June 2020	—	—	—	—	—	—	—	—	—
Non-cash remuneration (share-based payments)	**Six months to June 2021**	**(0.1)**	**—**	**—**						
	Six months to Dec 2020	(0.2)	—	—	—	—	—	—	—	—
	Six months to June 2020	—	—	—	—	—	—	—	—	—
Cash remuneration (long-term incentive plan)	**Six months to June 2021**	**(0.6)**	**—**	**—**						
	Six months to Dec 2020	(2.1)	—	—	—	—	—	—	—	—
	Six months to June 2020	—	—	—	—	—	—	—	—	—
Lease payments	**Six months to June 2021**	**(2.7)**	**—**	**—**						
	Six months to Dec 2020	(0.9)	—	—	—	—	—	—	—	—
	Six months to June 2020	—	—	—	—	—	—	—	—	—

All-in Cost continued
World Gold Council Industry Standard

United States Dollars

Figures in millions unless otherwise stated		Total Group Including Equity Accounted Joint Venture	Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region South Deep	West Africa Region Total	Tarkwa	Ghana Damang	Asanko 45%	South America Region Peru Cerro Corona
Exploration, feasibility and evaluation costs	**Six months to June 2021**	**(19.7)**	**(6.6)**	**(4.1)**	**—**	**(5.8)**	**—**	**(3.3)**	**(2.4)**	**(0.8)**
	Six months to Dec 2020	(14.7)	(3.1)	(0.9)	—	(2.2)	—	—	(2.2)	(0.9)
	Six months to June 2020	(22.1)	(2.2)	(0.5)	—	(1.7)	—	—	(1.7)	(0.5)
Non-sustaining capital expenditure	**Six months to June 2021**	**(198.7)**	**(65.5)**	**(60.9)**	**(9.5)**	**(8.8)**	**—**	**(4.3)**	**(4.6)**	**(11.7)**
	Six months to Dec 2020	(129.7)	(52.5)	(41.4)	(4.6)	(12.4)	—	(1.4)	(11.1)	(15.8)
	Six months to June 2020	(63.1)	(43.7)	(36.5)	(0.7)	(11.9)	—	(4.7)	(7.2)	(10.5)
Total all-in cost	**Six months to June 2021**	**(1,394.5)**	**(1,262.3)**	**(1,186.6)**	**(179.5)**	**(493.0)**	**(309.1)**	**(108.2)**	**(75.8)**	**(13.9)**
	Six months to Dec 2020	(1,246.9)	(1,151.4)	(1,070.0)	(165.2)	(453.8)	(266.6)	(105.7)	(81.4)	(37.6)
	Six months to June 2020	(1,155.8)	(1,106.9)	(1,044.0)	(120.7)	(456.3)	(268.3)	(125.0)	(62.9)	(48.3)
Total all-in sustaining cost	**Six months to June 2021**	**(1,195.9)**	**(1,190.3)**	**(1,121.5)**	**(170.1)**	**(478.4)**	**(309.1)**	**(100.6)**	**(68.7)**	**(1.4)**
	Six months to Dec 2020	(1,104.5)	(1,095.8)	(1,027.6)	(160.7)	(439.2)	(266.6)	(104.4)	(68.2)	(20.8)
	Six months to June 2020	(1,070.6)	(1,061.0)	(1,007.0)	(120.0)	(442.7)	(268.3)	(120.4)	(54.0)	(37.3)
Gold only ounces sold – (000 ounces)	**Six months to June 2021**	**1,094.5**	**1,094.5**	**1,042.2**	**124.4**	**442.7**	**256.9**	**133.5**	**52.3**	**43.3**
	Six months to Dec 2020	1,141.4	1,141.4	1,089.9	129.1	441.3	254.6	135.2	51.6	52.0
	Six months to June 2020	1,085.0	1,085.0	1,026.9	97.8	417.6	271.7	87.8	58.1	68.1
AISC per ounce of gold sold US$/oz	**Six months to June 2021**	**1,093**	**1,087**	**1,076**	**1,368**	**1,081**	**1,203**	**753**	**1,314**	**31**
	Six months to Dec 2020	968	960	943	1,245	995	1,047	772	1,322	400
	Six months to June 2020	987	978	981	1,227	1,060	988	1,371	929	547
Total all-in cost	**Six months to June 2021**	**(1,394.5)**	**(1,262.3)**	**(1,186.6)**	**(179.5)**	**(493.0)**	**(309.1)**	**(108.2)**	**(75.8)**	**(13.9)**
	Six months to Dec 2020	(1,246.9)	(1,151.4)	(1,070.0)	(165.2)	(453.8)	(266.6)	(105.7)	(81.4)	(37.6)
	Six months to June 2020	(1,155.8)	(1,106.9)	(1,044.0)	(120.7)	(456.3)	(268.3)	(125.0)	(62.9)	(48.3)
Gold only ounces sold – (000 ounces)	**Six months to June 2021**	**1,094.5**	**1,094.5**	**1,042.2**	**124.4**	**442.7**	**256.9**	**133.5**	**52.3**	**43.3**
	Six months to Dec 2020	1,141.4	1,141.4	1,089.9	129.1	441.3	254.6	135.2	51.6	52.0
	Six months to June 2020	1,085.0	1,085.0	1,026.9	97.8	417.6	271.7	87.8	58.1	68.1
AIC per ounce of gold sold US$/oz	**Six months to June 2021**	**1,274**	**1,153**	**1,139**	**1,444**	**1,114**	**1,203**	**810**	**1,448**	**321**
	Six months to Dec 2020	1,092	1,009	982	1,280	1,028	1,047	782	1,579	722
	Six months to June 2020	1,065	1,020	1,017	1,234	1,093	988	1,425	1,083	709

All-in Cost continued
World Gold Council Industry Standard

				United States Dollars			
				Australia Region			
				Australia			
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Corporate and projects
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2021**	**(353.4)**	**(128.5)**	**(83.7)**	**(97.8)**	**(43.3)**	**—**
	Six months to Dec 2020	(330.6)	(125.4)	(78.2)	(89.2)	(37.8)	—
	Six months to June 2020	(311.0)	(115.3)	(79.1)	(81.0)	(35.6)	—
Gold inventory change	**Six months to June 2021**	**(6.3)**	**(8.0)**	**(5.1)**	**1.1**	**5.7**	**—**
	Six months to Dec 2020	13.3	14.9	(5.5)	3.2	0.7	—
	Six months to June 2020	(8.7)	(8.3)	0.1	(0.1)	(0.4)	—
Royalties	**Six months to June 2021**	**(22.3)**	**(8.7)**	**(5.2)**	**(5.6)**	**(2.8)**	**—**
	Six months to Dec 2020	(23.7)	(9.0)	(5.8)	(6.0)	(2.9)	—
	Six months to June 2020	(20.6)	(8.1)	(4.3)	(5.5)	(2.7)	—
Realised gains/losses on commodity cost hedges	**Six months to June 2021**	**(0.3)**	**(0.1)**	**(0.1)**	**(0.1)**	**—**	**—**
	Six months to Dec 2020	(1.9)	(0.9)	(0.6)	(0.4)	—	—
	Six months to June 2020	(1.5)	(0.7)	(0.5)	(0.3)	—	—
Community/social responsibility costs	**Six months to June 2021**	**—**	**—**	**—**	**—**	**—**	**—**
	Six months to Dec 2020	—	—	—	—	—	—
	Six months to June 2020	—	—	—	—	—	—
Non-cash remuneration – share-based payments	**Six months to June 2021**	**(1.0)**	**(0.3)**	**(0.2)**	**(0.3)**	**(0.1)**	**(3.5)**
	Six months to Dec 2020	(1.3)	(0.4)	(0.3)	(0.4)	(0.2)	(3.9)
	Six months to June 2020	(1.5)	(0.3)	(0.3)	(0.4)	(0.4)	(3.8)
Cash remuneration (long-term incentive plan)	**Six months to June 2021**	**(6.2)**	**(1.8)**	**(1.2)**	**(1.9)**	**(1.3)**	**(0.8)**
	Six months to Dec 2020	(8.4)	(3.1)	(2.0)	(2.3)	(0.9)	(3.7)
	Six months to June 2020	(9.2)	(3.3)	(2.4)	(2.7)	(0.8)	(3.7)
Other	**Six months to June 2021**	**—**	**—**	**—**	**—**	**—**	**—**
	Six months to Dec 2020	—	—	—	—	—	
	Six months to June 2020	—	—	—	—	—	—
By-product credits	**Six months to June 2021**	**1.3**	**0.6**	**0.2**	**0.1**	**0.4**	**—**
	Six months to Dec 2020	1.1	0.6	0.2	0.1	0.3	—
	Six months to June 2020	0.7	0.3	0.1	0.1	0.2	—
Rehabilitation amortisation and interest	**Six months to June 2021**	**(2.9)**	**(0.9)**	**(0.5)**	**(0.7)**	**(0.8)**	**—**
	Six months to Dec 2020	(4.8)	(1.9)	(0.9)	(1.1)	(0.9)	—
	Six months to June 2020	(4.3)	(1.7)	(0.8)	(1.0)	(0.8)	—
Sustaining capital expenditure	**Six months to June 2021**	**(120.7)**	**(45.3)**	**(28.1)**	**(26.1)**	**(21.2)**	**(0.3)**
	Six months to Dec 2020	(94.2)	(28.4)	(21.8)	(26.7)	(17.3)	(0.2)
	Six months to June 2020	(85.3)	(33.6)	(21.7)	(20.6)	(9.5)	(0.9)
Lease payments	**Six months to June 2021**	**(28.6)**	**(4.1)**	**(8.6)**	**(10.6)**	**(5.2)**	**(1.1)**
	Six months to Dec 2020	(24.8)	(4.2)	(8.0)	(7.9)	(4.7)	(0.8)
	Six months to June 2020	(19.4)	(3.3)	(5.6)	(6.4)	(4.2)	(1.1)
All-in sustaining costs	**Six months to June 2021**	**(540.4)**	**(197.3)**	**(132.6)**	**(141.9)**	**(68.6)**	**(5.7)**
	Six months to Dec 2020	(475.2)	(157.9)	(122.8)	(130.7)	(63.7)	(8.6)
	Six months to June 2020	(461.0)	(174.2)	(114.6)	(118.0)	(54.2)	(9.6)
Realised gains/losses on capital cost hedges	**Six months to June 2021**						**23.2**
	Six months to Dec 2020	—	—	—	—	—	5.2
	Six months to June 2020	—	—	—	—	—	—
Non-cash remuneration (share-based payments)	**Six months to June 2021**						**(0.1)**
	Six months to Dec 2020	—	—	—	—	—	(0.2)
	Six months to June 2020	—	—	—	—	—	—
Cash remuneration (long-term incentive plan)	**Six months to June 2021**						**(0.6)**
	Six months to Dec 2020	—	—	—	—	—	(2.1)
	Six months to June 2020	—	—	—	—	—	—
Lease payments	**Six months to June 2021**						**(2.7)**
	Six months to Dec 2020	—	—	—	—	—	(0.9)
	Six months to June 2020	—	—	—	—	—	—

All-in Cost continued
World Gold Council Industry Standard

		United States Dollars						
				Australia Region				Corporate and projects
					Australia			
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%		
Exploration, feasibility and evaluation costs	**Six months to June 2021**	**—**	**—**	**—**	**—**	**—**	**(13.2)**
	Six months to Dec 2020	—	—	—	—	—	(11.5)
	Six months to June 2020	—	—	—	—	—	(19.9)
Non-sustaining capital expenditure	**Six months to June 2021**	**(35.4)**	**(5.9)**	**(14.3)**	**(14.5)**	**(0.8)**	**(133.2)**
	Six months to Dec 2020	(19.6)	(7.7)	(3.7)	(7.6)	(0.6)	(77.3)
	Six months to June 2020	(20.7)	(3.9)	(4.7)	(11.5)	(0.6)	(19.4)
Total all-in cost	**Six months to June 2021**	**(575.9)**	**(203.2)**	**(146.8)**	**(156.4)**	**(69.4)**	**(132.2)**
	Six months to Dec 2020	(494.8)	(165.5)	(126.5)	(138.3)	(64.4)	(95.5)
	Six months to June 2020	(481.7)	(178.1)	(119.4)	(129.5)	(54.7)	(48.9)
Total all-in sustaining cost	**Six months to June 2021**	**(540.4)**	**(197.3)**	**(132.6)**	**(141.9)**	**(68.6)**	**(5.7)**
	Six months to Dec 2020	(475.2)	(157.9)	(122.8)	(130.7)	(63.7)	(8.6)
	Six months to June 2020	(461.0)	(174.2)	(114.6)	(118.0)	(54.2)	(9.6)
Gold only ounces sold – (000 ounces)	**Six months to June 2021**	**484.1**	**188.5**	**112.5**	**122.6**	**60.6**	**—**
	Six months to Dec 2020	519.0	196.7	128.0	131.3	63.0	—
	Six months to June 2020	501.5	197.1	105.5	133.9	65.0	—
AISC per ounce of gold sold US$/oz	**Six months to June 2021**	**1,116**	**1,047**	**1,178**	**1,158**	**1,133**	**—**
	Six months to Dec 2020	916	803	960	996	1,012	—
	Six months to June 2020	919	884	1,086	881	833	—
Total all-in cost	**Six months to June 2021**	**(575.9)**	**(203.2)**	**(146.8)**	**(156.4)**	**(69.4)**	**(132.2)**
	Six months to Dec 2020	(494.8)	(165.5)	(126.5)	(138.3)	(64.4)	(95.5)
	Six months to June 2020	(481.7)	(178.1)	(119.4)	(129.5)	(54.7)	(48.9)
Gold only ounces sold – (000 ounces)	**Six months to June 2021**	**484.1**	**188.5**	**112.5**	**122.6**	**60.6**	**—**
	Six months to Dec 2020	519.0	196.7	128.0	131.3	63.0	—
	Six months to June 2020	501.5	197.1	105.5	133.9	65.0	—
AIC per ounce of gold sold US$/oz	**Six months to June 2021**	**1,189**	**1,078**	**1,305**	**1,276**	**1,146**	**—**
	Six months to Dec 2020	953	842	989	1,054	1,022	—
	Six months to June 2020	960	904	1,131	967	842	—

All-in Sustaining Costs and All-in Cost Gross of By-product Credits per Equivalent Ounce of Gold Sold

World Gold Council Industry Standard

United States Dollars

Figures in millions unless otherwise stated		Total Group Including Equity Accounted Joint Venture	Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region — South Deep	West Africa Region — Ghana — Total	Tarkwa	Damang	Asanko 45%	South America Region — Peru — Cerro Corona
All-in sustaining costs (per table on pages 36 and 37)	**Six months to June 2021**	**(1,195.9)**	**(1,190.3)**	**(1,121.5)**	**(170.1)**	**(478.4)**	**(309.1)**	**(100.6)**	**(68.7)**	**(1.4)**
	Six months to Dec 2020	(1,104.5)	(1,095.8)	(1,027.6)	(160.7)	(439.2)	(266.6)	(104.4)	(68.2)	(20.8)
	Six months to June 2020	(1,070.6)	(1,061.0)	(1,007.0)	(120.0)	(442.7)	(268.3)	(120.4)	(54.0)	(37.3)
Add back by-product credits	**Six months to June 2021**	**(109.2)**	**(109.2)**	**(109.0)**	**(0.3)**	**(1.2)**	**(0.9)**	**(0.1)**	**(0.2)**	**(106.4)**
	Six months to Dec 2020	(83.8)	(83.8)	(83.6)	(0.4)	(1.1)	(0.9)	(0.1)	(0.2)	(81.2)
	Six months to June 2020	(64.5)	(64.5)	(64.3)	(0.2)	(0.7)	(0.5)	—	(0.2)	(62.9)
All-in sustaining costs gross of by-product credits	**Six months to June 2021**	**(1,305.1)**	**(1,299.4)**	**(1,230.5)**	**(170.4)**	**(479.6)**	**(310.0)**	**(100.7)**	**(68.9)**	**(107.7)**
	Six months to Dec 2020	(1,188.3)	(1,179.6)	(1,111.2)	(161.1)	(440.3)	(267.5)	(104.5)	(68.4)	(102.0)
	Six months to June 2020	(1,135.0)	(1,125.5)	(1,071.3)	(120.2)	(443.4)	(268.8)	(120.4)	(54.2)	(100.2)
Gold equivalent ounces sold	**Six months to June 2021**	**1,154.7**	**1,154.7**	**1,102.3**	**124.4**	**442.7**	**256.9**	**133.5**	**52.3**	**103.5**
	Six months to Dec 2020	1,181.9	1,181.9	1,130.3	129.1	441.3	254.6	135.2	51.6	92.5
	Six months to June 2020	1,129.9	1,129.9	1,071.8	97.8	417.6	271.7	87.8	58.1	113.0
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Six months to June 2021**	**1,130**	**1,125**	**1,116**	**1,370**	**1,083**	**1,207**	**754**	**1,317**	**1,041**
	Six months to Dec 2020	1,005	998	983	1,248	998	1,051	773	1,326	1,103
	Six months to June 2020	1,005	996	1,000	1,229	1,062	989	1,372	933	887
All-in cost (per table on pages 36 and 37)	**Six months to June 2021**	**(1,394.5)**	**(1,262.3)**	**(1,186.6)**	**(179.5)**	**(493.0)**	**(309.1)**	**(108.2)**	**(75.8)**	**(13.9)**
	Six months to Dec 2020	(1,246.9)	(1,151.4)	(1,070.0)	(165.2)	(453.8)	(266.6)	(105.7)	(81.4)	(37.6)
	Six months to June 2020	(1,155.8)	(1,106.9)	(1,044.0)	(120.7)	(456.3)	(268.3)	(125.0)	(62.9)	(48.3)
Add back by-product credits	**Six months to June 2021**	**(109.2)**	**(109.2)**	**(109.0)**	**(0.3)**	**(1.2)**	**(0.9)**	**(0.1)**	**(0.2)**	**(106.4)**
	Six months to Dec 2020	(83.8)	(83.8)	(83.6)	(0.4)	(1.1)	(0.9)	(0.1)	(0.2)	(81.2)
	Six months to June 2020	(64.5)	(64.5)	(64.3)	(0.2)	(0.7)	(0.5)	—	(0.2)	(62.9)
All-in cost gross of by-product credits	**Six months to June 2021**	**(1,503.7)**	**(1,371.5)**	**(1,295.5)**	**(179.9)**	**(494.2)**	**(310.0)**	**(108.2)**	**(75.9)**	**(120.3)**
	Six months to Dec 2020	(1,330.7)	(1,235.2)	(1,153.6)	(165.6)	(454.9)	(267.5)	(105.8)	(81.6)	(118.8)
	Six months to June 2020	(1,220.3)	(1,171.4)	(1,108.3)	(120.9)	(457.0)	(268.8)	(125.1)	(63.1)	(111.2)
Gold equivalent ounces sold	**Six months to June 2021**	**1,154.7**	**1,154.7**	**1,102.3**	**124.4**	**442.7**	**256.9**	**133.5**	**52.3**	**103.5**
	Six months to Dec 2020	1,181.9	1,181.9	1,130.3	129.1	441.3	254.6	135.2	51.6	92.5
	Six months to June 2020	1,129.9	1,129.9	1,071.8	97.8	417.6	271.7	87.8	58.1	113.0
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Six months to June 2021**	**1,302**	**1,188**	**1,175**	**1,446**	**1,116**	**1,207**	**811**	**1,451**	**1,162**
	Six months to Dec 2020	1,126	1,045	1,021	1,283	1,031	1,051	783	1,581	1,284
	Six months to June 2020	1,080	1,037	1,034	1,236	1,094	989	1,425	1,086	984

All-in Sustaining Costs and All-in Cost Gross of By-product Credits per Equivalent Ounce of Gold Sold continued

World Gold Council Industry Standard

				United States Dollars				
				Australia Region				
				Australia				
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Corporate and projects
All-in sustaining costs (per table on pages 38 and 39)	Six months to June 2021	(540.4)	(197.3)	(132.6)	(141.9)	(68.6)	(5.7)
	Six months to Dec 2020	(475.2)	(157.9)	(122.8)	(130.7)	(63.7)	(8.6)
	Six months to June 2020	(461.0)	(174.2)	(114.6)	(118.0)	(54.2)	(9.6)
Add back by-product credits	Six months to June 2021	(1.3)	(0.6)	(0.2)	(0.1)	(0.4)	—
	Six months to Dec 2020	(1.1)	(0.6)	(0.2)	(0.1)	(0.3)	—
	Six months to June 2020	(0.7)	(0.3)	(0.1)	(0.1)	(0.2)	—
All-in sustaining costs gross of by-product credits	Six months to June 2021	(541.7)	(197.9)	(132.8)	(142.0)	(69.0)	(5.7)
	Six months to Dec 2020	(476.3)	(158.5)	(123.0)	(130.8)	(64.0)	(8.6)
	Six months to June 2020	(461.7)	(174.5)	(114.7)	(118.1)	(54.3)	(9.6)
Gold equivalent ounces sold	Six months to June 2021	484.1	188.5	112.5	122.6	60.6	—
	Six months to Dec 2020	519.0	196.7	128.0	131.3	63.0	—
	Six months to June 2020	501.5	197.1	105.5	133.9	65.0	—
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Six months to June 2021	1,119	1,050	1,180	1,158	1,139	—
	Six months to Dec 2020	918	806	961	996	1,016	—
	Six months to June 2020	921	886	1,088	881	836	—
All-in cost (per table on pages 38 and 39)	Six months to June 2021	(575.9)	(203.2)	(146.8)	(156.4)	(69.4)	(132.2)
	Six months to Dec 2020	(494.8)	(165.5)	(126.5)	(138.3)	(64.4)	(95.5)
	Six months to June 2020	(481.7)	(178.1)	(119.4)	(129.5)	(54.7)	(48.9)
Add back by-product credits	Six months to June 2021	(1.3)	(0.6)	(0.2)	(0.1)	(0.4)	—
	Six months to Dec 2020	(1.1)	(0.6)	(0.2)	(0.1)	(0.3)	—
	Six months to June 2020	(0.7)	(0.3)	(0.1)	(0.1)	(0.2)	—
All-in cost gross of by-product credits	Six months to June 2021	(577.2)	(203.8)	(147.1)	(156.5)	(69.8)	(132.2)
	Six months to Dec 2020	(495.9)	(166.1)	(126.7)	(138.4)	(64.7)	(95.5)
	Six months to June 2020	(482.4)	(178.4)	(119.5)	(129.6)	(54.9)	(48.9)
Gold equivalent ounces sold	Six months to June 2021	484.1	188.5	112.5	122.6	60.6	—
	Six months to Dec 2020	519.0	196.7	128.0	131.3	63.0	—
	Six months to June 2020	501.5	197.1	105.5	133.9	65.0	—
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Six months to June 2021	1,192	1,081	1,307	1,277	1,152	—
	Six months to Dec 2020	955	844	990	1,054	1,027	—
	Six months to June 2020	962	905	1,133	967	844	—

Underground and Surface

Gold Fields H1 Results | 2021

Imperial ounces with metric tonnes and grade	Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
				Ghana				Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)													
Six months to **June 2021**	**3,054**	**3,054**	**745**	**—**	**—**	**—**	**—**	**—**	**2,309**	**958**	**522**	**828**	**—**
– underground ore Dec 2020	2,963	2,963	645	—	—	—	—	—	2,318	896	592	830	—
June 2020	2,904	2,904	490	—	—	—	—	—	2,413	842	702	870	—
Six months to **June 2021**	**1,383**	**1,383**	**87**	**—**	**—**	**—**	**—**	**—**	**1,295**	**384**	**464**	**447**	**—**
– underground waste Dec 2020	1,097	1,097	70	—	—	—	—	—	1,027	328	354	345	—
June 2020	1,148	1,148	16	—	—	—	—	—	1,132	444	396	291	—
Six months to **June 2021**	**16,835**	**15,406**	**—**	**10,884**	**5,178**	**4,277**	**1,428**	**3,032**	**2,919**	**646**	**—**	**—**	**2,274**
– surface ore Dec 2020	17,332	16,017	—	11,318	5,534	4,469	1,315	3,043	2,970	907	—	—	2,063
June 2020	17,690	16,218	—	10,025	6,343	2,211	1,472	4,260	3,405	1,424	—	—	1,981
Six months to **June 2021**	**21,271**	**19,843**	**833**	**10,884**	**5,178**	**4,277**	**1,428**	**3,032**	**6,524**	**1,988**	**986**	**1,275**	**2,274**
– total Dec 2020	21,392	20,078	715	11,318	5,534	4,469	1,314	3,043	6,316	2,131	946	1,175	2,063
June 2020	21,742	20,270	506	10,025	6,343	2,211	1,472	4,260	6,950	2,710	1,098	1,161	1,981
Grade mined (grams per tonne)													
Six months to **June 2021**	**5.5**	**5.5**	**5.9**	**—**	**—**	**—**	**—**	**—**	**5.3**	**4.8**	**6.6**	**5.0**	**—**
– underground ore Dec 2020	5.9	5.9	6.3	—	—	—	—	—	5.7	5.4	6.6	5.4	—
June 2020	5.3	5.3	6.3	—	—	—	—	—	5.1	5.1	5.1	5.2	—
Six months to **June 2021**	**1.3**	**1.3**	**—**	**1.5**	**1.4**	**1.6**	**1.3**	**0.7**	**1.3**	**2.7**	**—**	**—**	**1.0**
– surface ore Dec 2020	1.4	1.4	—	1.5	1.5	1.7	1.4	0.9	1.5	2.2	—	—	1.1
June 2020	1.2	1.2	—	1.4	1.3	1.5	1.5	0.8	1.2	1.4	—	—	1.1
Six months to **June 2021**	**2.0**	**2.0**	**5.3**	**1.5**	**1.4**	**1.6**	**1.3**	**0.7**	**3.1**	**4.0**	**6.6**	**5.0**	**1.0**
– total Dec 2020	2.1	2.1	6.3	1.5	1.5	1.7	1.4	0.9	3.3	3.8	6.6	5.4	1.1
June 2020	1.8	1.8	6.1	1.4	1.3	1.5	1.5	0.8	2.8	2.8	5.1	5.2	1.1
Gold mined (000 ounces)													
Six months to **June 2021**	**536.5**	**536.5**	**142.3**	**—**	**—**	**—**	**—**	**—**	**394.2**	**149.2**	**111.4**	**133.6**	**—**
– underground ore Dec 2020	558.8	558.8	131.5	—	—	—	—	—	427.4	155.6	126.5	145.3	—
June 2020	496.8	496.8	98.8	—	—	—	—	—	398.0	138.5	113.9	145.6	—
Six months to **June 2021**	**711.0**	**652.7**	**—**	**512.5**	**237.8**	**216.4**	**58.3**	**72.4**	**126.2**	**56.2**	**—**	**—**	**70.0**
– surface ore Dec 2020	792.0	733.0	—	563.8	262.3	242.6	58.9	88.9	139.2	65.3	—	—	73.9
June 2020	689.0	618.3	—	446.5	271.0	104.8	70.6	111.2	131.3	63.9	—	—	67.4
Six months to **June 2021**	**1,247.5**	**1,189.2**	**142.3**	**512.5**	**237.8**	**216.4**	**58.3**	**72.4**	**520.3**	**205.4**	**111.4**	**133.6**	**70.0**
– total Dec 2020	1,350.8	1,291.9	131.5	563.8	262.3	242.6	58.9	88.9	566.6	220.9	126.5	145.3	73.9
June 2020	1,185.8	1,115.1	98.8	446.5	271.0	104.8	70.6	111.2	529.3	202.3	113.9	145.6	67.4
Ore milled/treated (000 tonnes)													
Six months to **June 2021**	**3,032**	**3,032**	**751**	**—**	**—**	**—**	**—**	**—**	**2,281**	**831**	**626**	**824**	**—**
– underground ore Dec 2020	3,159	3,159	653	—	—	—	—	—	2,506	1,006	658	842	—
June 2020	2,891	2,891	501	—	—	—	—	—	2,390	815	698	877	—
Six months to **June 2021**	**56**	**56**	**56**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
– underground waste Dec 2020	43	43	43	—	—	—	—	—	—	—	—	—	—
June 2020	12	12	12	—	—	—	—	—	—	—	—	—	—
Six months to **June 2021**	**17,917**	**16,603**	**665**	**10,648**	**6,982**	**2,352**	**1,313**	**3,336**	**3,268**	**1,217**	**—**	**—**	**2,051**
– surface ore Dec 2020	17,930	16,623	607	10,599	6,920	2,372	1,307	3,431	3,293	1,295	—	—	1,997
June 2020	18,670	17,303	441	11,108	7,314	2,427	1,367	3,364	3,757	1,701	—	—	2,057
Six months to **June 2021**	**21,005**	**19,691**	**1,472**	**10,648**	**6,982**	**2,352**	**1,313**	**3,336**	**5,549**	**2,048**	**626**	**824**	**2,051**
– total Dec 2020	21,133	19,826	1,303	10,599	6,920	2,372	1,307	3,431	5,799	2,301	658	842	1,997
June 2020	21,573	20,206	954	11,108	7,314	2,427	1,367	3,364	6,147	2,516	698	877	2,057

Underground and Surface continued

Imperial ounces with metric tonnes and grade		Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
					Ghana				Peru	Australia				
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Yield (grams per tonne)														
Six months to	**June 2021**	**4.9**	**4.9**	**5.2**	**—**	**—**	**—**	**—**	**—**	**4.9**	**4.6**	**5.5**	**4.6**	**—**
– underground ore	Dec 2020	5.2	5.2	5.9	—	—	—	—	—	5.0	4.2	6.0	5.0	—
	June 2020	4.9	4.9	6.1	—	—	—	—	—	4.6	4.4	4.7	4.8	—
Six months to	**June 2021**	**1.2**	**1.2**	**0.1**	**1.3**	**1.1**	**1.8**	**1.2**	**0.9**	**1.2**	**1.7**	**—**	**—**	**0.9**
– surface ore	Dec 2020	1.2	1.1	0.1	1.3	1.1	1.8	1.2	0.9	1.2	1.4	—	—	1.0
	June 2020	1.1	1.1	0.1	1.2	1.2	1.1	1.4	1.0	1.1	1.3	—	—	1.0
Six months to	**June 2021**	**1.7**	**1.7**	**2.7**	**1.3**	**1.1**	**1.8**	**1.2**	**0.9**	**2.7**	**2.9**	**5.5**	**4.6**	**0.9**
– combined	Dec 2020	1.8	1.8	3.0	1.3	1.1	1.8	1.2	0.9	2.8	2.7	6.0	5.0	1.0
	June 2020	1.6	1.6	3.3	1.2	1.2	1.1	1.4	1.0	2.5	2.3	4.7	4.8	1.0
Gold produced (000 ounces)														
Six months to	**June 2021**	**481.6**	**481.6**	**125.6**	**—**	**—**	**—**	**—**	**—**	**356.1**	**123.1**	**111.7**	**121.3**	**—**
– underground ore	Dec 2020	523.7	523.7	124.3	—	—	—	—	—	399.4	136.5	127.3	135.6	—
	June 2020	454.5	454.5	98.9	—	—	—	—	—	355.5	115.5	105.9	134.1	—
Six months to	**June 2021**	**666.5**	**616.8**	**2.1**	**440.1**	**256.9**	**133.5**	**49.7**	**99.3**	**125.1**	**65.4**	**—**	**—**	**59.7**
– surface ore	Dec 2020	665.5	614.0	2.2	441.3	254.6	135.2	51.5	98.4	123.6	60.3	—	—	63.4
	June 2020	668.7	607.8	1.5	420.4	271.7	87.8	60.9	108.7	138.2	72.5	—	—	65.7
Six months to	**June 2021**	**1,148.2**	**1,098.5**	**127.6**	**440.1**	**256.9**	**133.5**	**49.7**	**99.3**	**481.2**	**188.5**	**111.7**	**121.3**	**59.7**
– total	Dec 2020	1,189.2	1,137.7	126.5	441.3	254.6	135.2	51.5	98.4	523.1	196.8	127.3	135.6	63.4
	June 2020	1,123.2	1,062.3	100.4	420.4	271.7	87.8	60.9	108.7	493.8	188.1	105.9	134.1	65.7
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)														
Six months to	**June 2021**	**134**	**134**	**174**	**—**	**—**	**—**	**—**	**—**	**120**	**110**	**134**	**119**	**—**
– underground	Dec 2020	115	115	167	—	—	—	—	—	100	84	119	106	—
	June 2020	114	114	193	—	—	—	—	—	97	88	113	92	—
Six months to	**June 2021**	**28**	**27**	**17**	**30**	**23**	**47**	**42**	**25**	**25**	**31**	**—**	**—**	**21**
– surface	Dec 2020	27	26	14	31	20	55	43	23	24	32	—	—	19
	June 2020	25	24	7	28	21	43	38	24	21	26	—	—	17
Six months to	**June 2021**	**43**	**44**	**103**	**30**	**23**	**47**	**42**	**25**	**64**	**63**	**134**	**119**	**21**
– total	Dec 2020	41	40	96	31	20	55	43	23	57	54	119	106	19
	June 2020	37	37	107	28	21	43	38	24	51	46	113	92	17

Review of Operations

Quarter ended 30 June 2021 compared with quarter ended 31 March 2021

Figures may not add as they are rounded independently.

South Africa region
South Deep

		June 2021	March 2021	% Variance
Ore mined	000 tonnes	**399**	346	15%
Waste mined	000 tonnes	**48**	39	23%
Total tonnes	000 tonnes	**447**	385	16%
Grade mined – underground reef	g/t	**6.21**	5.63	10%
Grade mined – underground total	g/t	**5.54**	5.06	9%
Gold mined	kg	**2,477**	1,948	27%
	000'oz	**79.7**	62.6	27%
Destress	m²	**11,140**	12,032	(7)%
Development	m	**1,333**	1,086	23%
Secondary support	m	**3,560**	2,821	26%
Backfill	m³	**77,959**	42,803	82%
Tonnes milled – underground reef	000 tonnes	**389**	362	7%
Tonnes milled – underground waste	000 tonnes	**31**	26	19%
Tonnes milled – surface	000 tonnes	**347**	318	9%
Total tonnes milled	000 tonnes	**766**	707	8%
Yield – underground reef	g/t	**5.36**	5.03	7%
Surface yield	g/t	**0.09**	0.11	(18)%
Total yield	g/t	**2.76**	2.63	5%
Gold produced	kg	**2,112**	1,858	14%
	000'oz	**67.9**	59.7	14%
Gold sold	kg	**2,089**	1,778	17%
	000'oz	**67.2**	57.2	17%
AISC	R/kg	**615,178**	667,614	(8)%
	US$/oz	**1,350**	1,388	(3)%
AIC	R/kg	**658,180**	694,685	(5)%
	US$/oz	**1,443**	1,444	—%
Sustaining capital expenditure	Rm	**166.1**	124.0	34%
	US$m	**11.7**	8.3	41%
Non-sustaining capital expenditure	Rm	**89.9**	48.1	87%
	US$m	**6.3**	3.2	97%
Total capital expenditure	Rm	**256.0**	172.1	49%
	US$m	**18.0**	11.5	57%

South Deep production improved significantly in Q2 following lower than expected production output in Q1 which was largely due to the second wave of the COVID-19 pandemic.

Gold production increased by 14% to 2,112kg (67,900oz) in the June quarter from 1,858kg (59,700oz) in the March quarter as a result of higher tonnes mined and milled and improved underground yield. Gold mined increased by 27% to 2,477kg (79,700oz) in the June quarter from 1,948kg (62,600oz) in the March quarter due to the increase in stoping volumes and grade.

Reef yield increased by 7% to 5.36g/t in the June quarter from 5.03g/t in the March quarter in line with the increase in broken stoping grade.

Total underground tonnes milled increased by 8% to 420kt in the June quarter from 388kt in the March quarter as a result of the increase in volumes mined from stopes and destress. Surface ore tonnes milled increased by 9% to 347kt in the June quarter from 318kt in the March quarter in line with increased backfill requirements as more stopes become available for backfilling.

Whilst destress decreased by 7% to 11,140m² in the June quarter from 12,032m² in the March quarter due to ventilation and seismicity related delays, resources were re-directed towards crucial development which resulted in a marked increase of 23% to 1,333 metres from 1,086 metres for the same period.

Secondary support increased by 26% to 3,560 metres in the June quarter from 2,821 metres in the March quarter which is in line with increased development, while backfill also increased quarter-on-quarter by 82% to 77,959m³ in the June quarter from 42,803m³ in the March quarter due to the increase in stope availability in line with increased stoping volumes.

All-in cost decreased by 5% to R658,180/kg (US$1,443/oz) in the June quarter from R694,685/kg (US$1,444/oz) in the March quarter mainly driven by an increase in gold sold in the current quarter compared to the March quarter, partially offset by an increase in capital and operational expenditure (annual salary increases and Eskom winter tariffs) in the June quarter.

Sustaining capital expenditure increased by 34% to R166.1m (US$11.7m) in the June quarter from R124.0m (US$8.3m) in the March quarter mainly due to an increase in major component replacement infrastructure (winder ropes and conveyances delivered in the June quarter) and an increase in the refurbishment of CAT 1 equipment.

Non-sustaining capital expenditure increased by 87% to R89.9m (US$6.3m) in the June quarter from R48.1m (US$3.2m) in the March quarter due to increased expenditure on new mine development and infrastructure activities.

West Africa region
Ghana
Tarkwa

		June 2021	March 2021	% Variance
Ore mined	000 tonnes	**2,772**	2,405	15%
Waste (Capital)	000 tonnes	**15,353**	12,859	19%
Waste (Operational)	000 tonnes	**6,869**	6,132	12%
Total waste mined	000 tonnes	**22,222**	18,991	17%
Total tonnes mined	000 tonnes	**24,994**	21,396	17%
Strip ratio	waste/ore	**8.0**	7.9	1%
Grade mined	g/t	**1.41**	1.46	(3)%
Gold mined	000'oz	**125.2**	112.6	11%
Tonnes milled	000 tonnes	**3,546**	3,436	3%
Yield	g/t	**1.18**	1.11	6%
Gold produced	000'oz	**134.4**	122.5	10%
Gold sold	000'oz	**134.4**	122.5	10%
AISC	US$/oz	**1,216**	1,190	2%
AIC	US$/oz	**1,216**	1,190	2%
Sustaining capital expenditure	US$m	**57.0**	50.7	12%
Non-sustaining expenditure	US$m	**—**	—	—%
Total capital expenditure	US$m	**57.0**	50.7	12%

Gold production increased by 10% to 134,400oz in the June quarter from 122,500oz in the March quarter due to higher milled tonnes and yield. Yield increased by 6% to 1.18g/t in the June quarter from 1.11g/t in the March quarter due to higher grade ex-pit ore tonnes mined and processed. In the June quarter, 0.9Mt stockpiles at 0.76g/t were processed compared with 1.4Mt stockpiles at 0.74g/t in the March quarter.

Total tonnes mined, including capital waste stripping, increased by 17% to 25.0Mt in the June quarter from 21.4Mt in the March quarter mainly due to overall improved equipment availabilities. Ore mined increased by 15% to 2.8Mt in the June quarter from 2.4Mt in the March quarter. Capital waste increased by 19% to 15.4Mt in the June quarter from 12.9Mt in the March quarter due to improved equipment availabilities and the commencement of Kobada waste stripping. Operational waste increased by 12% to 6.9Mt tonnes in the June quarter from 6.1Mt in the March quarter.

All-in cost increased by 2% to US$1,216/oz in the June quarter from US$1,190/oz in the March quarter due to higher cost of sales before amortisation and depreciation and higher capital expenditure, partially offset by higher gold sold.

Capital expenditure increased by 12% to US$57.0m in the June quarter from US$50.7m in the March quarter due to higher capital waste expenditure as a result of higher mining unit rates, higher capital waste tonnes mined and higher tailings storage facility construction cost.

Damang

		June 2021	March 2021	% Variance
Ore mined	000 tonnes	2,207	2,071	7%
Waste (Capital)	000 tonnes	—	—	—%
Waste (Operational)	000 tonnes	3,477	4,050	(14)%
Total waste mined	000 tonnes	3,477	4,050	(14)%
Total tonnes mined	000 tonnes	5,684	6,121	(7)%
Strip ratio	waste/ore	1.58	1.96	(19)%
Grade mined	g/t	1.53	1.63	(6)%
Gold mined	000'oz	108.2	108.2	—%
Tonnes milled	000 tonnes	1,170	1,183	(1)%
Yield	g/t	1.64	1.88	(13)%
Gold produced	000'oz	61.8	71.7	(14)%
Gold sold	000'oz	61.8	71.7	(14)%
AISC	US$/oz	778	733	6%
AIC	US$/oz	833	791	5%
Sustaining capital expenditure	US$m	3.3	2.6	27%
Non-sustaining expenditure	US$m	1.7	2.5	(32)%
Total capital expenditure	US$m	5.0	5.1	(2)%

Gold production decreased by 14% to 61,800oz in the June quarter from 71,700oz in the March quarter mainly due to lower yield. Yield decreased by 13% to 1.64g/t in the June quarter from 1.88g/t in the March quarter. A significant portion of the ore mined was from areas of relatively scattered mineralisation.

Total tonnes mined decreased by 7% to 5.7Mt in the June quarter from 6.1Mt in the March quarter in line with the plan. Ore tonnes mined increased by 7% to 2.2Mt in the June quarter from 2.1Mt in the March quarter, while operational waste tonnes mined decreased by 14% to 3.5Mt in the June quarter from 4.1Mt in the March quarter. Mined grade decreased by 6% to 1.53g/t in the June quarter from 1.63g/t in the March quarter due to mining through the scattered mineralisation of the dolerite intrusive.

All-in cost increased by 5% to US$833/oz in the June quarter from US$791/oz in the March quarter mainly due to lower ounces sold, partially offset by lower cost of sales before amortisation and depreciation.

Sustaining capital expenditure increased by 27% to US$3.3m in the June quarter from US$2.6m in the March quarter due to timing of expenditure. Non-sustaining capital expenditure decreased by 32% to US$1.7m in the June quarter from US$2.5m in the March quarter due to timing of expenditure incurred on the Stage 3 construction of the Far East Tailings Storage Facility (FETSF).

Asanko (Equity Accounted Joint Venture)
All figures in table on a 100% basis

		June 2021	March 2021	% Variance
Ore mined	000 tonnes	1,333	1,841	(28)%
Waste (Capital)	000 tonnes	1,221	258	373%
Waste (Operational)	000 tonnes	7,852	9,294	(16)%
Total waste mined	000 tonnes	9,073	9,552	(5)%
Total tonnes mined	000 tonnes	10,406	11,393	(9)%
Strip ratio	waste/ore	6.8	5.2	31%
Grade mined	g/t	1.23	1.30	(5)%
Gold mined	000'oz	52.8	76.7	(31)%
Tonnes milled	000 tonnes	1,475	1,444	2%
Yield	g/t	1.06	1.29	(18)%
Gold produced	000'oz	50.4	60.0	(16)%
Gold sold	000'oz	53.3	62.9	(15)%
AISC	US$/oz	1,497	1,158	29%
AIC	US$/oz	1,595	1,323	21%
Sustaining capital expenditure	US$m	6.9	3.7	86%
Non-sustaining expenditure	US$m	2.6	7.6	(66)%
Total capital expenditure	US$m	9.5	11.3	(16)%

Gold production decreased by 16% to 50,400oz (100% basis) in the June quarter from 60,000oz (100% basis) in the March quarter mainly due to lower grade ore mined and processed. Mill feed in the June quarter was sourced primarily from Esaase and augmented with lower grade run of mine stockpiles.

Total tonnes mined decreased by 9% to 10.4Mt in the June quarter from 11.4Mt in the March quarter. Waste tonnes mined decreased by 5% to 9.1Mt in the June quarter from 9.6Mt in the March quarter. Ore tonnes mined decreased by 28% to 1.3Mt in the June quarter from 1.8Mt in the March quarter with ore tonnes sourced primarily from the Esaase pit. The focus during the June quarter was on stripping of Cut 3 at Akwasiso with ore delivery expected to resume during Q3 2021.

All-in cost increased by 21% to US$1,595/oz in the June quarter from US$1,323/oz in the March quarter due to lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.

Sustaining capital expenditure increased by 86% to US$6.9m in the June quarter from US$3.7m in the March quarter mainly due to timing of expenditure on the TSF Stage 6 raise and purchase of spare mill girth gears. Non-sustaining capital expenditure decreased by 66% to US$2.6m in the June quarter from US$7.6m in the March quarter mainly due to timing of expenditure.

South America region
Peru
Cerro Corona

		June 2021	March 2021	% Variance
Ore mined	000 tonnes	1,932	1,099	76%
Waste mined	000 tonnes	5,474	4,995	10%
Total tonnes mined	000 tonnes	7,406	6,094	22%
Grade mined – gold	g/t	0.67	0.86	(22)%
Grade mined – copper	per cent	0.40	0.48	(17)%
Gold mined	000'oz	41.8	30.5	37%
Copper mined	tonnes	7,758	5,241	48%
Tonnes milled	000 tonnes	1,700	1,635	4%
Gold recovery	per cent	61.72	57.40	8%
Copper recovery	per cent	86.00	85.91	—%
Yield – gold	g/t	0.43	0.40	8%
– copper	per cent	0.35	0.35	—%
– combined	eq g/t	0.97	0.88	10%
Gold produced	000'oz	22.5	20.0	13%
Copper produced	tonnes	5,688	5,559	2%
Total equivalent gold produced	000' eq oz	52.9	46.4	14%
Total equivalent gold sold	000' eq oz	50.8	52.6	(3)%
AISC	US$/oz	(78)	136	(157)%
AISC	US$/ eq oz	1,014	1,067	(5)%
AIC	US$/oz	282	358	(21)%
AIC	US$/ eq oz	1,165	1,160	—%
Sustaining capital expenditure	US$m	4.9	2.2	123%
Non-sustaining expenditure	US$m	7.1	4.6	54%
Total capital expenditure	US$m	12.0	6.8	76%

Gold equivalent production increased by 14% to 52,900oz in the June quarter from 46,400oz in the March quarter mainly due to higher tonnes milled and higher gold recovery as a result of better metallurgical conditions.

Total tonnes mined increased by 22% to 7.4Mt in the June quarter from 6.1Mt in the March quarter mainly due to an increase in ore mined of 76% to 1.9Mt in the June quarter from 1.1Mt in the March quarter and an increase in waste mined by 10% to 5.5Mt in the June quarter from 5.0Mt in the March quarter. This is in line with the waste recovery plan implemented at the end of 2020, through the deployment of additional mining fleet and equipment. As previously reported the March quarter was also impacted by an abnormally high rainy season and the 2nd wave of COVID-19.

Gold and copper grades mined decreased by 22% and 17% respectively, in the June quarter as ore mined was sourced from the lower grade western section of the pit in line with the revised mining sequence following the slope instability issues in the eastern section of the pit requiring stabilisation of the wall.

Gold yield increased by 8% to 0.43g/t in the June quarter from 0.40g/t in the March quarter. This is mainly due to an increase in gold grade processed and recovery. Copper yield remained similar at 0.35%. Lower volumes of low grade stockpiles were also added to the mill during the June quarter compared to the March quarter. In the June quarter, 302kt of stockpiles at 0.49g/t were processed compared with 668kt of stockpiles at 0.50g/t in the March quarter.

All-in cost per gold ounce decreased by 21% to US$282/oz in the June quarter from US$358/oz in the March quarter. The decrease is mainly due to a build-up of low grade ore stockpiles in the June quarter compared with a drawdown of low grade ore stockpiles in the March quarter. All-in cost per equivalent ounce increased marginally to US$1,165 per equivalent ounce in the June quarter from US$1,160 per equivalent ounce in the March quarter.

Unplanned COVID-19 related expenditure amounted to US$3.2m during the June quarter compared with US$3.0m in the March quarter.

Sustaining capital expenditure increased by 123% to US$4.9m in the June quarter from US$2.2m in the March quarter mainly due to an increase in construction activities at the tailings dam following the end of the rainy season. Non-sustaining capital expenditure increased by 54% to US$7.1m in the June quarter from US$4.6m in the March quarter due to construction activities at the Ana waste storage facility related to the expansion to 2030.

Chile
Salares Norte
Salares Norte construction progress during Q2 2021 was impacted by the second wave of COVID-19 in Chile which impacted contractors' productivity, as well as a severe snow event impacting 9 days of construction. US$59.1m was spent on the project during the quarter, comprising US$74.6m in capex, US$5.0m in exploration, a US$16.0m release of working capital, a credit of US$13.5m from the realised portion of the FX hedge and a tax payment of US$9.0m. Relocation of Chinchilla remains on hold and we continue to work with the authorities around a revised plan. The team continues to monitor the two Chinchilla that had already been relocated.

Construction progressed 7.5% during the quarter, bringing the overall construction progress at the end of June to 30.8%, slightly behind the plan 31.1%. The plant office complex progressed to 98%, two months ahead of the plan, and the plant canteen and offices became fully operational in the June quarter.

Mass earthworks were completed (including the filter plant area and the primary crusher wall) and the contractor demobilised in May 2021. Process plant construction continued with pre-cast and concrete installation at grinding, thickeners, stockpile, leaching, CIP and filter plant areas. Structural steel installation at the grinding area continues progressing with the aim of erecting the bridge crane. In June, leaching and CIP tanks erection started. The HME workshop contractor continued with the structural steel installation, completed 100% of pre-cast installation and progressed in situ concrete. The E-room was installed and significant progress achieved over the lubrication area tanks and pipe racks. The fresh water system contractor mobilised to site and commenced works in the first week of June 2021.

Pre-stripping of the Brecha Principal pit increased to 4.3Mt in the June quarter from 1.8Mt in the March quarter.

The team remains focused on exploring the greater district, with US$5.0m spent on district exploration in the June quarter compared with US$7.6m spent in the March quarter. Total metres drilled in the June quarter was 3,890 metres compared to 8,580 metres drilled in the March quarter.

Australia region

St Ives

		June 2021	March 2021	% Variance
Underground				
Ore mined	000 tonnes	**512**	446	15%
Waste mined	000 tonnes	**201**	183	10%
Total tonnes mined	000 tonnes	**713**	629	13%
Grade mined	g/t	**4.59**	5.13	(11)%
Gold mined	000'oz	**75.6**	73.6	3%
Surface				
Ore mined	000 tonnes	**233**	412	(43)%
Surface waste (Capital)	000 tonnes	**1,341**	832	61%
Surface waste (Operational)	000 tonnes	**642**	627	2%
Total waste mined	000 tonnes	**1,983**	1,459	36%
Total tonnes mined	000 tonnes	**2,216**	1,871	18%
Grade mined	g/t	**3.38**	2.33	45%
Gold mined	000'oz	**25.4**	30.8	(18)%
Strip ratio	waste/ore	**8.5**	3.5	143%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**745**	858	(13)%
Total grade mined	g/t	**4.21**	3.78	11%
Total tonnes mined	000 tonnes	**2,929**	2,500	17%
Total gold mined	000'oz	**101.0**	104.4	(3)%
Tonnes milled	000 tonnes	**1,021**	1,027	(1)%
Yield – underground	g/t	**4.65**	4.57	2%
– surface	g/t	**1.77**	1.57	13%
– combined	g/t	**2.88**	2.85	1%
Gold produced	000'oz	**94.5**	94.0	1%
Gold sold	000'oz	**99.9**	88.6	13%
AISC	A$/oz	**1,382**	1,329	4%
	US$/oz	**1,065**	1,027	4%
AIC	A$/oz	**1,423**	1,370	4%
	US$/oz	**1,096**	1,058	4%
Sustaining capital expenditure	A$m	**36.2**	22.6	60%
	US$m	**27.9**	17.4	60%
Non-sustaining capital expenditure	A$m	**4.0**	3.6	11%
	US$m	**3.1**	2.8	11%
Total capital expenditure	A$m	**40.2**	26.2	53%
	US$m	**31.0**	20.2	53%

Gold production increased by 1% to 94,500oz in the June quarter from 94,000oz in the March quarter.

Ore tonnes mined at the underground mines increased by 15% to 512,000t in the June quarter from 446,000t in the March quarter with increased ore production from the Invincible underground mine.

Grade mined from the underground mines decreased by 11% to 4.59g/t in the June quarter from 5.13g/t in the March quarter with a higher proportion of the ore produced at Invincible and some lower grade areas being mined in accordance with the planned mining sequence.

In the open pits, ore mined decreased by 43% to 233,000t in the June quarter from 412,000t in the March quarter, and capital waste tonnes mined increased by 61% to 1,341,000t in the June quarter from 832,000t in the March quarter with reduced ore mined from Neptune and a focus on pre-stripping of the new Delta Island open pit.

Surface mined grade increased by 45% to 3.38g/t in the June quarter from 2.33g/t in the March quarter with higher grade ore sourced from Neptune during the June quarter in accordance with the mine plan.

Sustaining capital expenditure increased by 60% to A$36.2m (US$27.9m) in the June quarter from A$22.6m (US$17.4m) in the March quarter due to pre-stripping cost at Delta Island open pit and increased expenditure on the new paste plant at the Invincible underground mine. Non-sustaining capital expenditure increased by 11% to A$4.0m (US$3.1m) in the June quarter from A$3.6m (US$2.8m) in the March quarter due to increased exploration drilling.

Agnew

		June 2021	March 2021	% Variance
Underground ore mined	000 tonnes	**264**	258	2%
Underground waste mined	000 tonnes	**226**	239	(5)%
Total tonnes mined	000 tonnes	**490**	497	(1)%
Grade mined – underground	g/t	**7.15**	6.12	17%
Gold mined	000'oz	**60.6**	50.8	19%
Tonnes milled	000 tonnes	**329**	297	11%
Yield	g/t	**5.75**	5.33	8%
Gold produced	000'oz	**60.8**	50.9	19%
Gold sold	000'oz	**64.6**	47.9	35%
AISC	A$/oz	**1,441**	1,645	(12)%
	US$/oz	**1,109**	1,271	(13)%
AIC	A$/oz	**1,603**	1,812	(12)%
	US$/oz	**1,234**	1,400	(12)%
Sustaining capital expenditure	A$m	**22.5**	13.9	62%
	US$m	**17.4**	10.8	61%
Non-sustaining capital expenditure	A$m	**10.5**	8.0	31%
	US$m	**8.1**	6.2	31%
Total capital expenditure	A$m	**33.0**	21.9	51%
	US$m	**25.5**	17.0	50%

Gold production increased by 19% to 60,800oz in the June quarter from 50,900oz in the March quarter due to increased tonnes milled and grade of ore mined and processed during the June quarter.

Mined grade increased by 17% to 7.15g/t in the June quarter from 6.12g/t in the March quarter with higher grade material mined in the Sheba area of the New Holland mine.

Tonnes milled increased by 11% to 329,000t in the June quarter from 297,000t in the March quarter due to a scheduled shutdown in the previous quarter. The mill is running at capacity with surface stockpiles processed to utilise any surplus capacity.

Yield was improved by the higher grade of ore mined, increasing by 8% to 5.75g/t in the June quarter from 5.33g/t in the March quarter.

All-in cost decreased by 12% to A$1,603/oz (US$1,234/oz) in the June quarter from A$1,812/oz (US$1,400/oz) in the March quarter due to increased gold sold, partially offset by higher cost of sales before amortisation and depreciation and increased capital expenditure.

Sustaining capital expenditure increased by 62% to A$22.5m (US$17.4m) in the June quarter from A$13.9m (US$10.8m) in the March quarter with increased mine development at Waroonga. Non-sustaining capital expenditure increased by 31% to A$10.5m (US$8.1m) in the June quarter from A$8.0m (US$6.2m) in the March quarter with work underway to replace the mill crushing circuit.

Granny Smith

		June 2021	March 2021	% Variance
Underground ore mined	000 tonnes	**433**	395	10%
Underground waste mined	000 tonnes	**260**	187	39%
Total tonnes mined	000 tonnes	**693**	582	19%
Grade mined – underground	g/t	**4.99**	5.04	(1)%
Gold mined	000'oz	**69.4**	64.1	8%
Tonnes milled	000 tonnes	**438**	385	14%
Yield	g/t	**4.52**	4.65	(3)%
Gold produced	000'oz	**63.6**	57.6	10%
Gold sold	000'oz	**65.4**	57.1	15%
AISC	A$/oz	**1,517**	1,482	2%
	US$/oz	**1,168**	1,145	2%
AIC	A$/oz	**1,686**	1,618	4%
	US$/oz	**1,298**	1,250	4%
Sustaining capital expenditure	A$m	**22.6**	11.1	104%
	US$m	**17.4**	8.6	102%
Non-sustaining capital expenditure	A$m	**11.0**	7.8	41%
	US$m	**8.5**	6.0	42%
Total capital expenditure	A$m	**33.6**	18.9	78%
	US$m	**25.9**	14.6	77%

Gold production increased by 10% to 63,600oz in the June quarter from 57,600oz in the March quarter due to increased tonnes mined and processed.

Underground ore mined increased by 10% to 433,000t in the June quarter from 395,000t in the March quarter in line with the plan and due to some delayed stopes during the March quarter in Z120 as the area was being advanced.

Underground waste mined increased by 39% to 260,000t in the June quarter from 187,000t in the March quarter with increased capital development at the Z110 and Z120 areas. The second decline advanced with 733 metres in the June quarter compared with 677 metres in the March quarter.

Gold mined increased by 8% to 69,400oz in the June quarter from 64,100oz in the March quarter. The increase in gold mined was mainly due to a 10% increase in underground ore mined, after addressing paste fill sequence delays in Zones 110 and 120 in the March quarter.

All-in cost increased by 4% to A$1,686/oz (US$1,298/oz) in the June quarter from A$1,618/oz (US$1,250/oz) in the March quarter due to increased capital expenditure, partially offset by increased gold sold.

Sustaining capital expenditure increased by 104% to A$22.6m (US$17.4m) in the June quarter from A$11.1m (US$8.6m) in the March quarter due to increased development at the Z100 and Z120 areas and the replacement of underground mobile equipment. Non-sustaining capital expenditure increased by 41% to A$11.0m (US$8.5m) in the June quarter from A$7.8m (US$6.0m) in the March quarter due to increased development in the Z135 area and the second decline. When completed, the second decline will provide a reduction in current congestion in the main decline and will support short interval control measures to maintain the production profile.

Gruyere

		June 2021	March 2021	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**2,602**	1,946	34%
Waste (Capital)	000 tonnes	**7,348**	6,227	18%
Waste (Operational)	000 tonnes	**73**	99	(26)%
Total waste mined	000 tonnes	**7,421**	6,326	17%
Total tonnes mined	000 tonnes	**10,023**	8,272	21%
Grade mined	g/t	**0.87**	1.07	(19)%
Gold mined	000'oz	**72.7**	67.2	8%
Strip ratio	waste/ore	**2.9**	3.3	(12)%
Tonnes milled	000 tonnes	**1,986**	2,116	(6)%
Yield	g/t	**0.83**	0.97	(14)%
Gold produced	000'oz	**53.1**	66.2	(20)%
Gold sold	000'oz	**56.8**	64.4	(12)%
AISC	A$/oz	**1,568**	1,382	13%
	US$/oz	**1,207**	1,068	13%
AIC	A$/oz	**1,601**	1,385	16%
	US$/oz	**1,232**	1,070	15%
Sustaining capital expenditure – 50% basis	A$m	**13.3**	14.1	(6)%
	US$m	**10.3**	10.9	(6)%
Non-sustaining capital expenditure – 50% basis	A$m	**0.9**	0.1	800%
	US$m	**0.7**	0.1	600%
Total capital expenditure – 50% basis	A$m	**14.2**	14.2	—%
	US$m	**11.0**	11.0	—%

Gold production decreased by 20% to 53,100oz in the June quarter from 66,200oz in the March quarter due to decreased tonnes milled as well as lower grades of ore mined and processed.

Ore tonnes mined increased by 34% to 2.60Mt in the June quarter from 1.95Mt in the March quarter. Capital waste mined increased by 18% to 7.35Mt in the June quarter from 6.23Mt tonnes in the March quarter with increased pre-strip activities at Stages 2 and 3 of the pit. The June quarter production was enhanced with the availability of an additional excavator.

Grade mined decreased by 19% to 0.87g/t in the June quarter from 1.07g/t in the March quarter in accordance with the mine plan.

Tonnes milled decreased by 6% to 1.99Mt in June quarter from 2.12Mt in March quarter due to a torn mill feed conveyor belt which resulted in temporary repairs and reduced processing rates while specialist personnel and materials for the belt replacement were obtained. Following the shutdown of the milling circuit to replace the conveyor belt, a coupling on the ball mill failed. As a result, processing continued at a reduced rate, with only the Sag mill in operation until repairs were completed on 25 June.

All-in cost increased by 16% to A$1,601/oz (US$1,232/oz) in the June quarter from A$1,385/oz (US$1,070/oz) in the March quarter mainly due to a decrease in gold sold.

Sustaining capital expenditure (on a 50% basis) decreased by 6% to A$13.3m (US$10.3m) in the June quarter from A$14.1m (US$10.9m) in the March quarter with the bulk of expenditure to develop Stages 2 and 3 of the pit. Non-sustaining capital expenditure increased by 800% to A$0.9m (US$0.7m) in the June quarter from A$0.1m (US$0.1m) in the March quarter due to increased exploration drilling.

Salient Features and Cost Benchmarks

		United States Dollars							South America Region
		Total Mine operations including Equity Accounted Joint Venture	Total Mine operations excluding Equity Accounted Joint Venture	South African Region	West Africa Region				Peru
						Ghana			
Figures are in millions unless otherwise stated				South Deep	Total	Tarkwa	Damang	Asanko# 45%	Cerro Corona
Operating Results									
Ore milled/treated	**June 2021**	**10,627**	**9,963**	**766**	**5,379**	**3,546**	**1,170**	**664**	**1,700**
(000 tonnes)	March 2021	10,378	9,728	707	5,269	3,436	1,183	650	1,635
	June 2020	11,227	10,490	408	5,849	3,835	1,277	737	1,690
Yield (grams per tonne)	**June 2021**	**1.7**	**1.8**	**2.8**	**1.3**	**1.2**	**1.6**	**1.1**	**1.0**
	March 2021	1.7	1.7	2.6	1.3	1.1	1.9	1.3	0.9
	June 2020	1.6	1.6	3.0	1.2	1.2	1.2	1.3	0.9
Gold produced (000 managed	**June 2021**	**585.2**	**562.6**	**67.9**	**218.9**	**134.4**	**61.8**	**22.7**	**52.9**
equivalent ounces)	March 2021	562.9	535.9	59.7	221.1	122.5	71.7	27.0	46.4
	June 2020	569.4	538.3	39.8	226.4	144.5	50.8	31.1	46.3
Gold produced (000 attributable	**June 2021**	**562.9**	**540.3**	**65.5**	**199.3**	**120.9**	**55.6**	**22.7**	**52.7**
equivalent ounces)	March 2021	541.3	514.3	57.6	201.8	110.3	64.5	27.0	46.2
	June 2020	549.7	518.6	39.8	206.9	130.1	45.7	31.1	46.1
Gold sold (000 managed equivalent	**June 2021**	**596.6**	**572.6**	**67.2**	**220.2**	**134.4**	**61.8**	**24.0**	**50.8**
ounces)	March 2021	558.1	529.7	57.2	222.5	122.5	71.7	28.3	52.6
	June 2020	578.8	551.2	39.8	223.0	144.5	50.8	27.6	52.6
Cost of sales before amortisation	**June 2021**	**(453.9)**	**(425.3)**	**(77.7)**	**(149.3)**	**(84.2)**	**(36.4)**	**(28.7)**	**(41.4)**
and depreciation (million)	March 2021	(433.1)	(406.2)	(70.2)	(138.9)	(73.2)	(38.8)	(26.9)	(49.9)
	June 2020	(399.9)	(378.0)	(41.4)	(147.7)	(79.6)	(46.3)	(21.9)	(44.8)
Cost of sales before gold inventory	**June 2021**	**44**	**44**	**105**	**31**	**24**	**50**	**40**	**25**
change and amortisation and	March 2021	43	43	101	30	21	45	45	25
depreciation (Dollar per tonne)	June 2020	35	35	98	27	19	45	34	23
Sustaining capital (million)	**June 2021**	**(152.9)**	**(149.8)**	**(11.7)**	**(63.4)**	**(57.0)**	**(3.3)**	**(3.1)&**	**(4.9)**
	March 2021	(113.2)	(111.5)	(8.3)	(55.0)	(50.7)	(2.6)	(1.7)&	(2.2)
	June 2020	(108.8)	(104.2)	(6.5)	(45.4)	(38.8)	(2.1)	(4.6)&	(4.4)
Non-sustaining capital (million)	**June 2021**	**(36.6)**	**(35.5)**	**(6.3)**	**(2.9)**	**—**	**(1.7)**	**(1.2)**	**(7.1)**
	March 2021	(28.8)	(25.4)	(3.2)	(5.9)	—	(2.5)	(3.4)	(4.6)
	June 2020	(20.2)	(14.5)	(0.1)	(7.7)	—	(2.1)	(5.6)	(3.4)
Total capital expenditure (million)	**June 2021**	**(189.5)**	**(185.3)**	**(18.0)**	**(66.3)**	**(57.0)**	**(5.0)**	**(4.3)**	**(12.0)**
	March 2021	(142.0)	(136.9)	(11.5)	(60.9)	(50.7)	(5.1)	(5.1)	(6.8)
	June 2020	(128.9)	(118.7)	(6.6)	(53.1)	(38.8)	(4.2)	(10.2)	(7.7)
All-in sustaining costs	**June 2021**	**1,103**	**1,085**	**1,350**	**1,123**	**1,216**	**778**	**1,497**	**(78)**
(Dollar per ounce)	March 2021	1,071	1,066	1,388	1,038	1,190	733	1,158	136
	June 2020	987	983	1,227	1,021	982	1,108	1,067	669
Total all-in cost (Dollar per ounce)	**June 2021**	**1,173**	**1,155**	**1,443**	**1,150**	**1,216**	**833**	**1,595**	**282**
	March 2021	1,132	1,121	1,444	1,078	1,190	791	1,323	358
	June 2020	1,025	1,011	1,231	1,060	982	1,149	1,305	783

Average exchange rates were US$1 = R14.13, US$1 = R14.96 and US$1 = R17.98 for the June 2021, March 2021 and June 2020 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.77, A$1 = US$0.77 and A$1 = US$0.65 for the June 2021, March 2021 and June 2020 quarters, respectively.
Figures may not add as they are rounded independently.
Equity Accounted Joint Venture.
& Includes Gold Fields 45% share of deferred stripping of US$0.7m and US$1.1m (100% basis US$1.6m and US$2.4m) for the June 2021 and March 2021 quarters, respectively.

Salient Features and Cost Benchmarks continued

		United States Dollars					Australian Dollars					South African Rand
			Australia Region					Australia Region				South Africa Region
			Australia					Australia				
Figures are in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**June 2021**	**2,781**	**1,021**	**329**	**438**	**993**	**2,781**	**1,021**	**329**	**438**	**993**	**766**
	March 2021	2,767	1,027	297	385	1,058	2,767	1,027	297	385	1,058	707
	June 2020	3,280	1,362	377	448	1,094	3,280	1,362	377	448	1,094	408
Yield (grams per tonne)	**June 2021**	**2.7**	**2.9**	**5.7**	**4.5**	**0.8**	**2.7**	**2.9**	**5.7**	**4.5**	**0.8**	**2.8**
	March 2021	2.6	2.8	5.3	4.7	1.0	2.6	2.8	5.3	4.7	1.0	2.6
	June 2020	2.4	2.2	4.8	4.7	1.0	2.4	2.2	4.8	4.7	1.0	3.0
Gold produced (000 managed equivalent ounces)	**June 2021**	**245.5**	**94.5**	**60.8**	**63.6**	**26.6**	**245.5**	**94.5**	**60.8**	**63.6**	**26.6**	**2,112**
	March 2021	235.7	94.0	50.9	57.6	33.1	235.7	94.0	50.9	57.6	33.1	1,858
	June 2020	256.9	94.9	58.5	67.5	35.9	256.9	94.9	58.5	67.5	35.9	1,238
Gold produced (000 attributable equivalent ounces)	**June 2021**	**245.5**	**94.5**	**60.8**	**63.6**	**26.6**	**245.5**	**94.5**	**60.8**	**63.6**	**26.6**	**2,037**
	March 2021	235.7	94.0	50.9	57.6	33.1	235.7	94.0	50.9	57.6	33.1	1,792
	June 2020	256.9	94.9	58.5	67.5	35.9	256.9	94.9	58.5	67.5	35.9	1,238
Gold sold (000 managed equivalent ounces)	**June 2021**	**258.4**	**99.9**	**64.6**	**65.4**	**28.4**	**258.4**	**99.9**	**64.6**	**65.4**	**28.4**	**2,089**
	March 2021	225.8	88.6	47.9	57.1	32.2	225.8	88.6	47.9	57.1	32.2	1,778
	June 2020	263.4	103.8	57.2	67.4	35.1	263.4	103.8	57.2	67.4	35.1	1,238
Cost of sales before amortisation and depreciation (million)	**June 2021**	**(185.6)**	**(70.7)**	**(46.4)**	**(49.2)**	**(19.3)**	**(241.1)**	**(91.8)**	**(60.2)**	**(64.0)**	**(25.1)**	**(1,100.3)**
	March 2021	(174.1)	(65.8)	(42.5)	(47.5)	(18.3)	(225.3)	(85.2)	(55.0)	(61.4)	(23.7)	(1,049.9)
	June 2020	(166.0)	(63.4)	(42.1)	(41.7)	(18.8)	(255.9)	(97.8)	(64.8)	(64.3)	(29.0)	(774.3)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**June 2021**	**64**	**64**	**126**	**112**	**22**	**83**	**84**	**163**	**145**	**28**	**1,489**
	March 2021	64	61	142	127	21	82	79	184	164	27	1,505
	June 2020	49	44	113	92	16	76	68	173	141	25	1,846
Sustaining capital (million)	**June 2021**	**(73.0)**	**(27.9)**	**(17.4)**	**(17.4)**	**(10.3)**	**(94.7)**	**(36.2)**	**(22.5)**	**(22.6)**	**(13.3)**	**(166.1)**
	March 2021	(47.7)	(17.4)	(10.8)	(8.6)	(10.9)	(61.8)	(22.6)	(13.9)	(11.1)	(14.1)	(124.0)
	June 2020	(52.5)	(17.0)	(12.9)	(15.5)	(7.0)	(80.6)	(26.3)	(19.9)	(23.7)	(10.8)	(118.0)
Non-sustaining capital (million)	**June 2021**	**(20.4)**	**(3.1)**	**(8.1)**	**(8.5)**	**(0.7)**	**(26.4)**	**(4.0)**	**(10.5)**	**(11.0)**	**(0.9)**	**(89.9)**
	March 2021	(15.1)	(2.8)	(6.2)	(6.0)	(0.1)	(19.5)	(3.6)	(8.0)	(7.8)	(0.1)	(48.1)
	June 2020	(9.0)	(2.3)	(2.7)	(3.5)	(0.4)	(13.9)	(3.6)	(4.2)	(5.5)	(0.6)	(3.2)
Total capital expenditure (million)	**June 2021**	**(93.4)**	**(31.0)**	**(25.5)**	**(25.9)**	**(11.0)**	**(121.1)**	**(40.2)**	**(33.0)**	**(33.6)**	**(14.2)**	**(256.0)**
	March 2021	(62.8)	(20.2)	(17.0)	(14.6)	(11.0)	(81.3)	(26.2)	(21.9)	(18.9)	(14.2)	(172.1)
	June 2020	(61.4)	(19.3)	(15.6)	(19.0)	(7.4)	(94.4)	(29.8)	(24.0)	(29.2)	(11.4)	(121.2)
All-in-sustaining costs (Dollar per ounce)	**June 2021**	**1,118**	**1,065**	**1,109**	**1,168**	**1,207**	**1,452**	**1,382**	**1,441**	**1,517**	**1,568**	**615,178**
	March 2021	1,115	1,027	1,271	1,145	1,068	1,442	1,329	1,645	1,482	1,382	667,614
	June 2020	959	878	1,119	991	874	1,476	1,353	1,723	1,524	1,345	735,521
Total all-in-cost (Dollar per ounce)	**June 2021**	**1,197**	**1,096**	**1,234**	**1,298**	**1,232**	**1,554**	**1,423**	**1,603**	**1,686**	**1,601**	**658,180**
	March 2021	1,181	1,058	1,400	1,250	1,070	1,529	1,370	1,812	1,618	1,385	694,685
	June 2020	993	900	1,167	1,043	886	1,529	1,388	1,796	1,606	1,363	738,079

Average exchange rates were US$1 = R14.13, US$1 = R14.96 and US$1 = R17.98 for the June 2021, March 2021 and June 2020 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.77, A$1 = US$0.77 and A$1 = US$0.65 for the June 2021, March 2021 and June 2020 quarters, respectively.
Figures may not add as they are rounded independently.

Underground and Surface

Imperial ounces with metric tonnes and grade		Total Mine operations including Equity Accounted Joint Venture	South Africa Region — South Deep	West Africa Region — Ghana				South America Region — Peru — Cerro Corona	Australia Region — Australia				
				Total	Tarkwa	Damang	Asanko 45%		Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	**June 2021**	**1,608**	**399**	**—**	**—**	**—**	**—**	**—**	**1,209**	**512**	**264**	**433**	**—**
	March 2021	1,446	346	—	—	—	—	—	1,100	446	258	395	—
	June 2020	1,506	215	—	—	—	—	—	1,290	484	354	452	—
– underground waste	**June 2021**	**735**	**48**	**—**	**—**	**—**	**—**	**—**	**687**	**201**	**226**	**260**	**—**
	March 2021	648	39	—	—	—	—	—	609	183	239	187	—
	June 2020	600	8	—	—	—	—	—	593	214	210	169	—
– surface ore	**June 2021**	**9,046**	**—**	**5,579**	**2,772**	**2,207**	**600**	**1,932**	**1,534**	**233**	**—**	**—**	**1,301**
	March 2021	7,789	—	5,305	2,405	2,071	828	1,099	1,385	412	—	—	973
	June 2020	8,425	—	5,107	3,024	1,470	612	1,465	1,854	791	—	—	1,062
– total	**June 2021**	**11,389**	**447**	**5,579**	**2,772**	**2,207**	**600**	**1,932**	**3,430**	**947**	**489**	**693**	**1,301**
	March 2021	9,883	385	5,305	2,405	2,071	828	1,099	3,093	1,041	497	582	973
	June 2020	10,531	223	5,107	3,024	1,470	612	1,465	3,737	1,489	564	621	1,062
Grade mined (grams per tonne) – underground ore	**June 2021**	**5.5**	**6.2**	**—**	**—**	**—**	**—**	**—**	**5.3**	**4.6**	**7.1**	**5.0**	**—**
	March 2021	5.4	5.6	—	—	—	—	—	5.3	5.1	6.1	5.0	—
	June 2020	5.5	6.7	—	—	—	—	—	5.3	5.5	5.3	5.1	—
– surface ore	**June 2021**	**1.2**	**—**	**1.4**	**1.4**	**1.5**	**1.2**	**0.7**	**1.3**	**3.4**	**—**	**—**	**0.9**
	March 2021	1.4	—	1.5	1.5	1.6	1.3	0.9	1.4	2.3	—	—	1.1
	June 2020	1.3	—	1.4	1.4	1.5	1.4	0.8	1.1	1.2	—	—	1.1
– total	**June 2021**	**1.8**	**5.5**	**1.4**	**1.4**	**1.5**	**1.2**	**0.7**	**3.0**	**4.2**	**7.1**	**5.0**	**0.9**
	March 2021	2.0	5.1	1.5	1.5	1.6	1.3	0.9	3.2	3.8	6.1	5.0	1.1
	June 2020	1.9	6.5	1.4	1.4	1.5	1.4	0.8	2.8	2.8	5.3	5.1	1.1
Gold mined (000 ounces)* – underground ore	**June 2021**	**285.3**	**79.7**	**—**	**—**	**—**	**—**	**—**	**205.7**	**75.6**	**60.6**	**69.4**	**—**
	March 2021	251.1	62.6	—	—	—	—	—	188.5	73.6	50.8	64.1	—
	June 2020	265.8	46.7	—	—	—	—	—	219.1	85.0	60.6	73.5	—
– surface ore	**June 2021**	**360.8**	**—**	**257.2**	**125.2**	**108.2**	**23.8**	**41.8**	**61.7**	**25.4**	**—**	**—**	**36.4**
	March 2021	350.3	—	255.3	112.6	108.2	34.5	30.5	64.4	30.8	—	—	33.6
	June 2020	339.0	—	232.2	133.2	71.2	27.8	39.9	66.9	30.7	—	—	36.2
– total	**June 2021**	**646.1**	**79.7**	**257.2**	**125.2**	**108.2**	**23.8**	**41.8**	**267.4**	**101.0**	**60.6**	**69.4**	**36.4**
	March 2021	601.4	62.6	255.3	112.6	108.2	34.5	30.5	253.0	104.4	50.8	64.1	33.6
	June 2020	604.8	46.7	232.2	133.2	71.2	27.8	39.9	286.0	115.6	60.6	73.5	36.2
Ore milled/treated (000 tonnes) – underground ore	**June 2021**	**1,550**	**389**	**—**	**—**	**—**	**—**	**—**	**1,161**	**394**	**329**	**438**	**—**
	March 2021	1,482	362	—	—	—	—	—	1,120	437	297	385	—
	June 2020	1,462	210	—	—	—	—	—	1,252	427	377	448	—
– underground waste	**June 2021**	**31**	**31**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	March 2021	26	26	—	—	—	—	—	—	—	—	—	—
	June 2020	8	8	—	—	—	—	—	—	—	—	—	—
– surface ore	**June 2021**	**9,046**	**347**	**5,379**	**3,546**	**1,170**	**664**	**1,700**	**1,620**	**628**	**—**	**—**	**993**
	March 2021	8,870	318	5,269	3,436	1,183	650	1,635	1,648	590	—	—	1,058
	June 2020	9,757	191	5,849	3,835	1,277	737	1,690	2,028	935	—	—	1,094
– total	**June 2021**	**10,627**	**766**	**5,379**	**3,546**	**1,170**	**664**	**1,700**	**2,781**	**1,021**	**329**	**438**	**993**
	March 2021	10,378	707	5,269	3,436	1,183	650	1,635	2,767	1,027	297	385	1,058
	June 2020	11,227	408	5,849	3,835	1,277	737	1,690	3,280	1,362	377	448	1,094
Yield (Grams per tonne) – underground ore	**June 2021**	**5.0**	**5.4**	**—**	**—**	**—**	**—**	**—**	**4.9**	**4.6**	**5.7**	**4.5**	**—**
	March 2021	4.9	5.0	—	—	—	—	—	4.8	4.6	5.3	4.7	—
	June 2020	4.9	5.8	—	—	—	—	—	4.7	4.6	4.8	4.7	—
– surface ore	**June 2021**	**1.2**	**0.1**	**1.3**	**1.2**	**1.6**	**1.1**	**1.0**	**1.2**	**1.8**	**—**	**—**	**0.8**
	March 2021	1.2	0.1	1.3	1.1	1.9	1.3	0.9	1.2	1.6	—	—	1.0
	June 2020	1.1	0.1	1.2	1.2	1.2	1.3	0.9	1.0	1.1	—	—	1.0
– combined	**June 2021**	**1.7**	**2.8**	**1.3**	**1.2**	**1.6**	**1.1**	**1.0**	**2.7**	**2.9**	**5.7**	**4.5**	**0.8**
	March 2021	1.7	2.6	1.3	1.1	1.9	1.3	0.9	2.6	2.8	5.3	4.7	1.0
	June 2020	1.6	3.0	1.2	1.2	1.2	1.3	0.9	2.4	2.2	4.8	4.7	1.0

Underground and Surface continued

Imperial ounces with metric tonnes and grade		Total Mine operations including Equity Accounted Joint Venture	South Africa Region South Deep	West Africa Region Ghana Total	Tarkwa	Damang	Asanko 45%	South America Region Peru Cerro Corona	Australia Region Australia Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Gold produced (000 ounces)	**June 2021**	**250.1**	**66.9**	**—**	**—**	**—**	**—**	**—**	**183.2**	**58.8**	**60.8**	**63.6**	**—**
– underground ore	March 2021	231.5	58.6	—	—	—	—	—	172.9	64.3	50.9	57.6	—
	June 2020	228.2	39.2	—	—	—	—	—	189.0	63.0	58.5	67.5	—
	June 2021	**335.1**	**1.0**	**218.9**	**134.4**	**61.8**	**22.7**	**52.9**	**62.3**	**35.7**	**—**	**—**	**26.6**
– surface ore	March 2021	331.4	1.1	221.1	122.5	71.7	27.0	46.4	62.8	29.7	—	—	33.1
	June 2020	341.2	0.6	226.4	144.5	50.8	31.1	46.3	67.9	31.9	—	—	35.9
	June 2021	**585.2**	**67.9**	**218.9**	**134.4**	**61.8**	**22.7**	**52.9**	**245.5**	**94.5**	**60.8**	**63.6**	**26.6**
– total	March 2021	562.9	59.7	221.1	122.5	71.7	27.0	46.4	235.7	94.0	50.9	57.6	33.1
	June 2020	569.4	39.8	226.4	144.5	50.8	31.1	46.3	256.9	94.9	58.5	67.5	35.9
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**June 2021**	**134**	**177**	**—**	**—**	**—**	**—**	**—**	**119**	**120**	**126**	**112**	**—**
– underground	March 2021	133	169	—	—	—	—	—	121	101	142	127	—
	June 2020	111	176	—	—	—	—	—	100	97	113	92	—
	June 2021	**28**	**18**	**31**	**24**	**50**	**40**	**25**	**25**	**29**	**—**	**—**	**22**
– surface	March 2021	27	17	30	21	45	45	25	25	32	—	—	21
	June 2020	24	9	27	19	45	34	23	18	20	—	—	16
	June 2021	**44**	**105**	**31**	**24**	**50**	**40**	**25**	**64**	**64**	**126**	**112**	**22**
– total	March 2021	43	101	30	21	45	45	25	64	61	142	127	21
	June 2020	35	98	27	19	45	34	23	49	44	113	92	16

* Excludes surface material at South Deep.

Administration and corporate information

Corporate secretary
Anré Weststrate
Tel: +27 11 562 9719
Mobile: +27 83 635 5961
email: anré.weststrate@goldfields.com

Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries
London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk

American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Tel: 866 247 3871 Domestic
Tel: 201 680 6825 Foreign

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa

Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com

Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com

Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Group
10th Floor, Central Square
29 Wellington Street
Leeds
LSI 4 DL
England
Tel: 0371 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk

Website
www.goldfields.com

Listings
JSE / NYSE / GFI

CA Carolus† (Chairperson) CI Griffith• (Chief Executive Officer) PA Schmidt• (Chief Financial Officer) A Andani#† PJ Bacchus*† TP Goodlace†
PG Sibiya† SP Reid*† YGH Suleman†

^ Australian * British # Ghanaian
† Independent Director • Non-independent Director

Certain forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
- changes in the market price of gold, and to a lesser extent copper and silver;
- material changes in the value of Rand and non-U.S. Dollar currencies;
- difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
- the ability of the Group to comply with requirements that it provide benefits to affected communities;
- the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
- the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the success of the Group's business strategy, development activities and other initiatives, particularly at the Salares Norte project;
- changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
- supply chain shortages and increases in the prices of production imports;
- changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
- the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
- loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- regulation of greenhouse gas emissions and climate change;
- high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
- the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
- the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
- the occurrence of future acid mine drainage related pollution;
- geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
- economic, political or social instability in the countries where Gold Fields operates;
- downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
- reliance on outside contractors to conduct some of its operations;
- ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
- the inability to modernise operations and remain competitive within the mining industry;
- the effects of regional re-watering at South Deep;
- the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
- actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
- the occurrence of labour disruptions and industrial actions;
- the adequacy of the Group's insurance coverage;
- financial flexibility could be limited by South African exchange control regulations;
- difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
- the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
- the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
- the identification of a material weakness in disclosure and internal controls over financial reporting;
- difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
- liquidity risks in trading ordinary shares on JSE Limited;
- Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
- shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the annual report on Form 20-F for the fiscal year ended 31 December 2020. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.



GOLD FIELDS

www.goldfields.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 19 August 2021

By:	/s/ C I Griffith
Name:	CI Griffith
Title:	Chief Executive Officer